SINCLAIR BROADCAST GROUP

annual report 2008

Letter to our Shareholders

008 will be remembered in history for many reasons: the global economic recession, the meltdown of the financial markets, the collapse of the housing market, and the demise of several international financial institutions. These events had a devastating impact on many industries and, as a result, contributed to one of the steepest declines in television advertising on record. While we have not escaped the credit crisis that is driving the market's fury, there were bright spots in 2008 reminding us why we continue to believe in the long term fundamentals of television broadcasting and that there is simply no greater medium available for advertisers to efficiently reach the public and brand their products.

What began as a normal advertising year with the expectation of record levels of political advertising spending, quickly deteriorated on national macro-economic issues. The Screen Actors' Guild strike, which lasted through most of the first half of the year, caused the production of many popular network programs to be halted or delayed. At the same time, rising world-wide oil prices resulted in many consumers re-thinking their driving habits and choice of transportation. This ultimately contributed to a downturn in the automobile industry which in turn slowed their advertising spending across all mediums. What demand there is for autos has decreased rapidly with the growing credit crisis and escalating consumer concerns. Auto represents broadcast television's largest source of advertising. Similar to industry averages, approximately 18% of our 2008 advertising revenue came from the auto sector, down from approximately 21% in the year prior. Meanwhile, the collapse of the sub-prime mortgage market, a slow down in the housing market, the failure of several major financial institutions, and a 34% decline in the Dow Jones Industrial Average stock index solidified the recession as credit became scarce and the government led an unprecedented bailout of banks and the U.S. automobile manufacturers. Needless to say, the economic crisis, estimated to be the worst since the Great Depression, quickly replaced what was to be a banner year for television broadcasters in 2008 with one of aggressive cost cutting measures to offset the slowdown in advertising revenues.

In response, we took steps in the fourth quarter of 2008 to evaluate and quickly implement cost cutting measures, understanding that the recession would most likely last well into 2009. Our actions resulted in approximately $19 million in projected expense and cost savings. Among the steps taken were headcount reductions, the elimination of open positions, salary freezes, and lower spending in areas such as promotions, travel & entertainment, employee fringe benefits, sales commission rates and capital expenditures, to name but a few. The result is that we currently expect our 2009 television operating expenses to decline by approximately 5.5%, corporate overhead to be down by approximately 7.6% and capital expenditures to drop by approximately 40%, as compared to 2008. While we do not expect these savings to offset the expected decline in 2009's net broadcast revenues as a result of the economy and absence of almost $40 million in incremental political revenues, we do believe that we have responded quickly and prudently to protect our franchise.

As I mentioned, there have been bright spots that reflect our underlying healthy fundamentals. For the 2008 year, we grew our time sales by 1.4%, primarily on record level political revenues. In comparison, 733 stations across the country reported an average 6.2% decline in time sales for the same period, according to the Television Bureau of Advertising. In all, our net broadcast revenues were up 2.7% in 2008. Our better-than-industry performance can be attributed to several factors. In 2008, our television stations reported $41.1 million of political advertising revenues. While this was a record level for us and 32.2% more than the $31.1 million received in 2006, it also reflected an increase in political market share to 11.8% from 10.3% in 2006. Similarly, our focus on training our local sales force could be seen in our stations' share of the local television advertising market which grew from 17.9% in 2007 to 18.7% in 2008, according to third party market audit reports. Moreover, we continued to lead the industry in receiving compensation from multi-channel video program distributors (MVPDs) for their right to carry our broadcast signals and programs on their platforms. With approximately 230 multi-year retransmission consent agreements in place, we recognized $73.9 million in 2008, a 25.5% increase over the $58.9 million received in 2007. In 2009 and 2010, we have several major contracts renewing, which we expect to result in meaningful revenue increases for us. This would be in addition to our contractual annual escalators.

We also enjoyed ratings and revenue successes on our 20 FOX stations, which comprise our largest affiliation group and represented 44.6% of our 2008 time sales. During that period, our FOX stations' time sales were up 3.8% while ratings were up 8% in the November 2008 sweeps ratings period in the advertiser-desired 18 to 49 demographic during the 5pm to 10pm time period. By comparison, the top 100 markets for the same demo and day parts were flat, on average. The FOX Network's strong prime-time program line-up of *House*, *American Idol* and *24* has also helped to drive our late newscasts.

As you know, we have a history of generating significant amounts of free cash flow[1], and despite the downturn in the economy, we still generated approximately $160 million in 2008, a 2.7% increase over 2007's level. Given the absence of political revenues and the economic downturn, 2009's free cash flow will not be as high as 2008's, although we expect it to be more than sufficient to meet our principal obligations for the year. In order to respond to the economic conditions and to preserve liquidity, we have been evaluating how best to deploy our capital in these challenging times. In 2008 we paid an annual dividend rate of $0.80 per share, which at year-end equated to a 26% dividend yield. We also invested in non-broadcast and real estate assets which we believe will yield attractive returns in the future. However, the recession and the credit crisis has led to our securities trading at all-time lows and resulted in the potential for our 3% and 4.875% Senior Convertible bonds to be put to us at par in May 2010 and January 2011, respectively. In light of this, we announced we would limit our outside investments and, in February 2009, our Board of Directors suspended the dividend, allowing us to preserve capital. To take advantage of the deep trading discounts on our common stock and public bonds, in 2008 we repurchased $63.3 million face amount of our bonds and 6.7 million shares of our common stock, plus another $46.8 million of bonds and 0.2 million shares in the first two months of 2009. Whether we can continue on this path regarding the use of our free cash flow will be dependent on liquidity needs, the economy and expected returns, among other considerations.

As of this writing, the scarcity of credit is likely to limit our options when, as we expect, the 3% and 4.875% Senior Convertible bondholders exercise their put rights in May 2010 and January 2011, respectively. In advance of the put dates, we are seeking solutions for both the bondholders and the Company.

As discussed in my previous Letters to Shareholders, February 17, 2009 was to be the date in which broadcasters terminated their analog transmissions and transitioned to digital television, a goal that we have been working towards for the past ten years. We are pleased to say that on that date, 46 of our television stations made a successful transition with minimal disruption. The remaining 12 stations will transition on June 12, 2009, which is the new deadline established by Congress for the analog television service to be turned off. We are very excited about this opportunity for many reasons. As a result of the transition to digital, our audience has a more robust viewing experience, including enhanced audio and picture quality. In 2008, our Baltimore, Columbus, Asheville/Greenville, and Pensacola/Mobile stations began producing the local news in a high-definition (HD) format. We believe that this investment will provide them a competitive advantage in serving our advertisers and gaining audience share. It is our intention to convert additional newscasts to HD in the future. We also expect to save energy by turning off our analog transmitters. In fact, our electrical consumption is expected to be reduced by approximately 118.6 million kilowatt-hours of electricity annually, which is the equivalent electricity consumption of almost 10,000 single family homes, according to the calculations on the Environmental Protection Agency clean energy website.

The more exciting opportunity for us, however, is that digital television provides broadcasters the ability to transmit multiple channels of entertainment, news and other content to mobile and portable devices. Over the past year, much has been accomplished on this front. The Open Mobile Video Coalition (OMVC), an organization made up of approximately 800 commercial and public television stations, including Sinclair, has been working with the Advanced Television Systems Committee to test and standardize the mobile technology. We are pleased to announce that 11 of our stations have committed to launching mobile digital television (DTV) services in 2009. In total, 63 OMVC member television stations in 22 markets, reaching 35% of the country will be making a minimal capital investment this year to upgrade transmission equipment to allow for mobile DTV. With broadcasters working towards making their facilities mobile-ready, the next step is for the technology to be integrated into devices and service providers and broadcasters to determine the business models to allow viewers to get over-the-air programming to their mobile and portable devices.

Despite experiencing one of the worst economic downturns in decades, our fundamentals remain sound. Like most businesses, the economic situation has affected television, but it has not dampened our faith in the industry. If anything, the economic downturn has presented us with opportunities to operate a leaner and more efficient company, to re-engineer our operations, and to develop new revenue streams, all of which should build value for our investors.

We thank you for your continued support and look forward to our future successes.

David D. Smith
Chairman, President and CEO

[1] A reconciliation of free cash flow to net income can be found on our website: www.sbgi.net.

TABLE OF CONTENTS

TELEVISION BROADCASTING

Markets and Stations

We own and operate, provide programming services to, provide sales services to or have agreed to acquire the following television stations:

Market	Market Rank (a)	Stations	Status (b)	Affiliation (c)	Station Rank in Market (d)	Expiration Date of FCC License
Tampa, Florida	13	WTTA	LMA (e)	MNT	6 of 8	2/01/13
Minneapolis/St. Paul, Minnesota	**15**	**WUCW**	**O&O**	**CW**	**6 of 7**	**4/01/06 (f)**
St. Louis, Missouri	21	KDNL	O&O	ABC	4 of 8	2/01/14
Pittsburgh, Pennsylvania	**23**	**WPGH**	**O&O**	**FOX**	**4 of 9**	**8/01/15**
		WPMY	**O&O**	**MNT**	**6 of 9**	**8/01/07 (g)**
Baltimore, Maryland	26	WBFF	O&O	FOX	4 of 6	10/01/04 (f)
		WNUV	LMA (h)	CW	5 of 6	10/01/12
Raleigh/Durham,North Carolina	**27**	**WLFL**	**O&O**	**CW**	**5 of 7**	**12/01/04 (f)**
		WRDC	**O&O**	**MNT**	**6 of 7**	**12/01/04 (f)**
Nashville, Tennessee	29	WZTV	O&O	FOX	4 of 8	8/01/13
		WUXP	O&O	MNT	5 of 8	8/01/13
		WNAB	OSA (i)	CW	6 of 8	8/01/13 (i)
Columbus, Ohio	**32**	**WSYX**	**O&O**	**ABC**	**3 of 7**	**10/01/13**
		WTTE	**LMA (h)**	**FOX**	**4 of 7**	**10/01/05 (f)**
Cincinnati, Ohio	34	WSTR	O&O	MNT	5 of 7	10/01/13
Milwaukee, Wisconsin	**35**	**WCGV**	**O&O**	**MNT**	**5 of 10**	**12/01/05 (f)**
		WVTV	**O&O**	**CW**	**6 of 10**	**12/01/13**
Asheville, North Carolina/ Greenville/Spartanburg/ Anderson, South Carolina	36	WLOS	O&O	ABC	3 of 7	12/01/04 (f)
		WMYA	LMA (h)	MNT	5 of 7	12/01/04 (f)
San Antonio, Texas	**37**	**KABB**	**O&O**	**FOX**	**3 of 7**	**8/01/14**
		KMYS	**O&O**	**MNT**	**5 of 7**	**8/01/14**
Birmingham, Alabama	40	WTTO	O&O	CW	5 of 8	4/01/05 (f)
		WABM	O&O	MNT	6 of 8	4/01/13
		WDBB	LMA	CW	5 of 8 (j)	4/01/13
Las Vegas, Nevada	**42**	**KVMY**	**O&O**	**MNT**	**5 of 7**	**10/01/14**
		KVCW	**O&O**	**CW**	**6 of 7**	**10/01/14**
Norfolk, Virginia	43	WTVZ	O&O	MNT	6 of 7	10/01/12
Oklahoma City, Oklahoma	**45**	**KOKH**	**O&O**	**FOX**	**4 of 8**	**6/01/14**
		KOCB	**O&O**	**CW**	**5 of 8**	**6/01/14**
Greensboro/Winston-Salem/ Highpoint, North Carolina	46	WXLV	O&O	ABC	4 of 7	12/01/04 (f)
		WMYV	O&O	MNT	5 of 7	12/01/04 (f)
Buffalo, New York	**51**	**WUTV**	**O&O**	**FOX**	**4 of 8**	**6/01/15**
		WNYO	**O&O**	**MNT**	**5 of 8**	**6/01/15**
Richmond, Virginia	58	WRLH	O&O	FOX	4 of 6	10/01/12
Mobile, Alabama/ Pensacola, Florida	**60**	**WEAR**	**O&O**	**ABC**	**2 of 9**	**2/01/13**
		WFGX	**O&O**	**MNT**	**not rated**	**2/01/13**
Lexington, Kentucky	63	WDKY	O&O	FOX	4 of 6	8/01/13
Dayton, Ohio	**64**	**WKEF**	**O&O**	**ABC**	**2 of 7**	**10/01/13**
		WRGT	**LMA (h)**	**FOX**	**4 of 7**	**10/01/05 (f)**
Charleston/Huntington, West Virginia	65	WCHS	O&O	ABC	2 of 6	10/01/12
		WVAH	LMA (h)	FOX	4 of 6	10/01/04 (f)
Flint/Saginaw/Bay City, Michigan	**66**	**WSMH**	**O&O**	**FOX**	**4 of 7**	**10/01/13**
Des Moines, Iowa	71	KDSM	O&O	FOX	4 of 6	2/01/14
Portland, Maine	**77**	**WGME**	**O&O**	**CBS**	**2 of 6**	**4/01/15**
Cape Girardeau, Missouri/ Paducah, Kentucky	78	KBSI	O&O	FOX	4 of 6	2/01/14
		WDKA	LMA	MNT	5 of 6	8/01/13
Rochester, New York	**80**	**WUHF**	**O&O (k)**	**FOX**	**4 of 6**	**6/01/07 (g)**
Syracuse, New York	81	WSYT	O&O	FOX	4 of 6	6/01/15
		WNYS	LMA	MNT	5 of 6	6/01/15
Springfield/Champaign, Illinois	**83**	**WICS**	**O&O**	**ABC**	**2 of 6**	**12/01/05 (f)**
		WICD	**O&O**	**ABC**	**2 of 6 (l)**	**12/01/05 (f)**
Madison, Wisconsin	85	WMSN	O&O	FOX	4 of 6	12/01/13
Cedar Rapids, Iowa	**88**	**KGAN**	**O&O**	**CBS**	**3 of 6**	**2/01/06 (f)**
		KFXA	**OSA (m)**	**FOX**	**4 of 6**	**2/01/14**
Charleston, South Carolina	99	WTAT	LMA (h)	FOX	4 of 6	12/01/04 (f)
		WMMP	O&O	MNT	5 of 6	12/01/04 (f)
Tallahassee, Florida	**105**	**WTWC**	**O&O**	**NBC**	**3 of 6**	**2/01/13**
Peoria/Bloomington, Illinois	116	WYZZ	O&O (k)	FOX	4 of 6	12/01/13

a) Rankings are based on the relative size of a station's designated market area (DMA) among the 210 generally recognized DMAs in the United States as estimated by Nielsen as of November 2008.

b) "O & O" refers to stations that we own and operate. "LMA" refers to stations to which we provide programming services pursuant to a local marketing agreement. "OSA" refers to stations to which we provide or receive sales services pursuant to an outsourcing agreement.

c) When we negotiate the terms of our affiliation agreements with each network, we negotiate on behalf of all of our stations affiliated with that network simultaneously. This results in substantially similar terms for our stations, including the expiration date of the affiliation agreement. A summary of these expiration dates is as follows:

Affiliate	**Expiration Date**
FOX	19 of 20 agreements expire on March 6, 2012, except KFXA, which expires on June 30, 2010
MNT	**All 17 agreements were to expire on September 4, 2011, however on March 3, 2009, MNT indicated that their intention is to terminate the existing agreements effective September 26, 2009. See *Item 1A Risk Factors* for more information.**
ABC	All 8 agreements expire on December 31, 2009
CW	**All 9 agreements expire on August 31, 2010**
CBS	Both agreements expire on December 31, 2012
NBC	**Agreement expires on December 31, 2016**

d) The first number represents the rank of each station in its market and is based upon the November 2008 Nielsen estimates of the percentage of persons tuned into each station in the market from 6:00 a.m. to 2:00 a.m., Monday through Sunday. The second number represents the estimated number of television stations designated by Nielsen as "local" to the DMA, excluding public television stations and stations that do not meet the minimum Nielsen reporting standards (weekly cumulative audience of at least 0.1%) for the Monday through Sunday 6:00 a.m. to 2:00 a.m. time period as of November 2008. This information is provided to us in a summary report by Katz Television Group.

e) The license assets for this station are currently owned by Bay Television, Inc., a related party. See *Note 12. Related Person Transactions*, in the Notes to our Consolidated Financial Statements for more information.

f) We, or subsidiaries of Cunningham Broadcasting Company (Cunningham), timely filed applications for renewal of these licenses with the FCC. Unrelated third parties have filed petitions to deny or informal objections against such applications. We opposed the petitions to deny and the informal objections and those applications are currently pending. See *Note 11. Commitments and Contingencies*, in the Notes to our Consolidated Financial Statements for more information.

g) We timely filed applications for renewal of these licenses with the FCC. FCC staff have informed us that the applications have not yet been granted because unrelated third parties have filed informal objections against the stations based on alleged violations of either the FCC's sponsorship identification or indecency rules.

h) The license assets for these stations are currently owned by a subsidiary of Cunningham.

i) We have entered into an outsourcing agreement with the unrelated third party owner of WNAB-TV to provide certain non-programming related sales, operational and administrative services to WNAB-TV.

j) WDBB-TV simulcasts the programming broadcast on WTTO-TV pursuant to a programming services agreement. The station rank applies to the combined viewership of these stations.

k) We have entered into outsourcing agreements with unrelated third parties, under which the unrelated third parties provide certain non-programming related sales, operational and managerial services to these stations. We continue to own all of the assets of these stations and to program and control each station's operations.

l) WICD-TV, a satellite of WICS-TV under FCC rules, simulcasts all of the programming aired on WICS-TV except the news broadcasts. WICD-TV airs its own news broadcasts. The station rank applies to the combined viewership of these stations.

m) On February 1, 2008, we entered into an outsourcing agreement with the unrelated third party owner of KFXA-TV to provide certain non-programming related sales, operational and administrative services to KFXA-TV.

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things, the following risks:

General risks

- the impact of changes in national and regional economies including the possibility of an extended recession and freezing of the credit markets;
- the activities of our competitors;
- terrorist acts of violence or war and other geopolitical events;

Industry risks

- the business conditions of our advertisers particularly in the automotive industry;
- competition with other broadcast television stations, radio stations, multi-channel video programming distributors (MVPDs) and internet and broadband content providers serving in the same markets;
- labor disputes and legislation and other union activity;
- availability and cost of programming;
- the effects of governmental regulation of broadcasting or changes in those regulations and court actions interpreting those regulations, including ownership regulations, indecency regulations, retransmission regulations and political or other advertising restrictions and regulations;
- the continued viability of networks and syndicators that provide us with programming content;
- the June 12, 2009 mandatory transition from analog to digital over-the-air broadcasting including the impact the transition will have on television ratings;
- the broadcasting community's ability to develop a viable mobile digital television strategy and platform and the consumers appetite for mobile television;
- competition related to the potential implementation of regulations requiring MVPDs to carry low power television stations' programming;
- the operation of low power devices in the broadcast spectrum could cause harmful interference to our broadcast signals;
- our ability to negotiate and maintain music license agreements with favorable terms;

Risks specific to us

- our ability to service and refinance our outstanding debt including our ability to address put option exercises in May 2010 and January 2011 related to our 3.0% Notes and 4.875% Notes, respectively;
- the effectiveness of our management;
- our ability to attract and maintain local and national advertising;
- our ability to successfully renegotiate retransmission consent agreements;
- our ability to renew our FCC licenses;
- our ability to maintain our affiliation agreements with our networks, and at renewal such as our ABC agreement which expires December 31, 2009, to successfully negotiate these agreements with favorable terms;
- the popularity of syndicated programming we purchase and network programming that we air;
- the strength of ratings for our local news broadcasts including our news sharing arrangements;
- changes in the makeup of the population in the areas where our stations are located;
- the success of our multi-channel broadcasting initiatives strategy execution including mobile digital television;
- the results of prior year tax audits by taxing authorities; and
- our ability to identify and consummate investments in attractive non-television assets and to achieve anticipated returns on our investments.

Other matters set forth in this report and other reports filed with the Securities and Exchange Commission, including the *Risk Factors* set forth in Item 1A of this report may also cause actual results in the future to differ materially from those described in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this report might not occur.

SELECTED FINANCIAL DATA

The selected consolidated financial data for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements. The consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 are included elsewhere in this report.

The information below should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the consolidated financial statements included elsewhere in this report.

STATEMENTS OF OPERATIONS DATA
(In thousands, except per share data)

For the Years Ended December 31,	2008	2007	2006	2005	2004
Statements of Operations Data:					
Net broadcast revenues (a)	**$ 639,163**	$ 622,643	$ 627,075	$ 606,450	$ 625,303
Revenues realized from station barter arrangements	**59,877**	61,790	54,537	54,908	57,713
Other operating divisions revenues	**55,434**	33,667	24,610	22,597	13,054
Total revenues	**754,474**	718,100	706,222	683,955	696,070
Station production expenses	**158,965**	148,707	144,236	149,033	151,783
Station selling, general and administrative expenses	**136,142**	140,026	137,995	135,870	143,357
Expenses recognized from station barter arrangements	**53,327**	55,662	49,358	50,334	53,258
Depreciation and amortization (b)	**147,527**	157,178	153,399	136,916	154,212
Other operating divisions expenses	**59,987**	33,023	24,193	20,944	14,932
Corporate general and administrative expenses	**26,285**	24,334	22,795	21,220	21,496
Gain on asset exchange	**(3,187)**	—	—	—	—
Impairment of intangibles	**463,887**	—	15,589	—	—
Operating (loss) income	**(288,459)**	159,170	158,657	169,638	157,032
Interest expense and amortization of debt discount and deferred financing cost	**(77,718)**	(95,866)	(115,217)	(120,002)	(120,400)
Interest income	**743**	2,228	2,008	650	191
Gain (loss) from sale of assets	**66**	(21)	143	(80)	(44)
Gain (loss) from extinguishment of debt	**5,451**	(30,716)	(904)	(1,937)	(2,453)
Gain from derivative instrument	**999**	2,592	2,907	21,778	29,388
(Loss) income from equity and cost investees	**(2,703)**	601	6,338	(1,426)	1,100
Gain on insurance settlement	**—**	—	—	1,193	3,341
Other income, net	**3,787**	1,227	1,159	721	894
(Loss) income from continuing operations before income taxes	**(357,834)**	39,215	55,091	70,535	69,049
Income tax benefit (provision)	**116,484**	(18,800)	(6,589)	(36,027)	(27,959)
(Loss) income from continuing operations	**(241,350)**	20,415	48,502	34,508	41,090
Discontinued operations:					
(Loss) income from discontinued operations, net of related income taxes	**(141)**	1,219	3,701	5,400	(17,068)
Gain on sale of discontinued operations, net of related income taxes	**—**	1,065	1,774	146,024	—
Net (loss) income	**$ (241,491)**	$ 22,699	$ 53,977	$ 185,932	$ 24,022

For the Years Ended December 31,	2008	2007	2006	2005	2004
Basic and Diluted (Loss) Earnings Per Common Share:					
(Loss) earnings per share from continuing operations	**$ (2.82)**	**$** 0.23	**$** 0.57	**$** 0.65	**$** 0.36
Earnings (loss) per share from discontinued operations	$ —	$ 0.03	$ 0.06	$ 1.77	$ (0.20)
(Loss) earnings per share	**$ (2.82)**	**$ 0.26**	**$ 0.63**	**$ 2.43**	**$ 0.16**
Dividends declared per share	$ **0.800**	$ 0.625	$ 0.450	$ 0.030	$ 0.075
Balance Sheet Data:					
Cash and cash equivalents	$ **16,470**	$ 20,980	$ 67,408	$ 9,655	$ 10,491
Total assets	**$ 1,816,677**	**$ 2,224,655**	**$ 2,271,580**	**$ 2,280,641**	**$ 2,465,663**
Total debt (c)	$ **1,376,096**	$ 1,344,349	$ 1,413,623	$ 1,450,738	$ 1,639,615
Total shareholders' (deficit) equity	**$ (83,703)**	**$ 252,774**	**$ 266,645**	**$ 249,722**	**$ 226,551**

(a) Net broadcast revenues is defined as broadcast revenues, net of agency commissions.

(b) Depreciation and amortization includes amortization of program contract costs and net realizable value adjustments, depreciation and amortization of property and equipment and amortization of definite-lived intangible broadcasting assets and other assets.

(c) Total debt is defined as notes payable, capital leases and commercial bank financing, including the current and long-term portions. Total debt does not include our preferred stock; in applicable years related balances were outstanding including 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis provides qualitative and quantitative information about our financial performance and condition and should be read in conjunction with our consolidated financial statements and the accompanying notes to those statements. This discussion consists of the following sections:

Executive Overview – a description of our business, financial highlights from 2008, information about industry trends and sources of revenues and operating costs;

Critical Accounting Policies and Estimates – a discussion of the accounting policies that are most important in understanding the assumptions and judgments incorporated in the consolidated financial statements and a summary of recent accounting pronouncements;

Results of Operations – a summary of the components of our revenues by category and by network affiliation, a summary of other operating data and an analysis of our revenues and expenses for 2008, 2007 and 2006, including comparisons between years and expectations for 2009; and

Liquidity and Capital Resources – a discussion of our primary sources of liquidity, an analysis of our cash flows from or used in operating activities, investing activities and financing activities, a discussion of our dividend policy and a summary of our contractual cash obligations and off-balance sheet arrangements.

EXECUTIVE OVERVIEW

We believe that we are one of the largest and most diversified television broadcasting companies in the United States. We currently own, provide programming and operating services pursuant to local marketing agreements (LMAs) or provide, or are provided, sales services pursuant to outsourcing agreements to 58 television stations in 35 markets. For the purpose of this report, these 58 stations are referred to as "our" stations.

We believe that owning duopolies and operating stations under LMAs or providing sales and related services under outsourcing agreements enables us to accomplish two very important strategic business objectives: increasing our share of revenues available in each market and operating television stations more efficiently by minimizing costs. We constantly monitor revenue share and cost efficiencies and we aggressively pursue opportunities to improve both by using new technology and by sharing best practices among our station groups.

We have two reportable operating segments, "broadcast" and "other operating divisions" that are disclosed separately from our corporate activities. Our broadcast segment includes our stations. Currently, our other operating divisions segment primarily earn revenues from information technology staffing, consulting and software development; transmitter manufacturing; sign design and fabrication; regional security alarm operating and bulk acquisitions; and real estate ventures. Corporate costs primarily include our costs to operate as a public company and to operate our corporate headquarters location. Corporate is not a reportable segment.

Sinclair Television Group, Inc. (STG), included in the broadcast segment and a wholly owned subsidiary of Sinclair Broadcast Group, Inc. (SBG) which is included in corporate, is the primary obligor under our existing Bank Credit Agreement, as amended and the 8.0% Senior Subordinated Notes, due 2012. Our Class A Common Stock, Class B Common Stock, the 6.0% Debentures, the 4.875% Notes and the 3.0% Notes remain obligations or securities of SBG and are not obligations or securities of STG.

2008 Highlights

- On February 1, 2008, we purchased the non-license assets of KFXA-TV in Cedar Rapids, Iowa for $17.1 million in cash and the right to purchase licensed assets, pending FCC approval, for $1.9 million. Our CBS affiliate, KGAN-TV in Cedar Rapids, Iowa, will provide sales and other non-programming related services to KFXA-TV pursuant to a joint sales agreement;
- In February 2008, we increased our quarterly dividend rate to 20 cents per share and in February 2009 suspended our quarterly dividend;
- In March 2008, the counterparty to our $300.0 million notional amount interest rate swaps exercised its option to terminate the swaps. As a result, we were paid an $8.0 million termination fee;
- On March 3, 2008, the FCC released an order requiring, among other things, that each full-power television station provides to its viewers, through compliance with one of several alternative sets of rules, certain on-air information about the transition to digital television until June 30, 2009. Each station is also required to report its activities in this regard to the FCC and place such reports in its public inspection files;
- In June 2008, we entered into an agreement to purchase the assets of WTVR-TV in Richmond-Petersburg, Virginia and simultaneously sell the license assets of WRLH-TV in Richmond, Virginia to an unrelated third party. In August 2008, the U.S. Department of Justice-Antitrust Division declined the approval of the acquisition of WTVR-TV due to a Consent Decree between the seller and the Department of Justice;
- In July 2008, we entered into a news share agreement in which WHO-TV, owned by Local TV, LLC, will produce a newscast to air on KDSM-TV in Des Moines, Iowa;
- In October 2008, the Company received a $17.2 million federal income tax cash refund;
- During 2008, we recorded $193.5 million and $270.4 million in impairment of goodwill and broadcast licenses, respectively;
- During 2008, we repurchased on the open market pursuant to a share repurchase plan, 6.7 million shares of Class A Common Stock for $29.8 million, including transaction costs;
- During 2008, we repurchased in the open market $38.8 million face value of the 8.0% Notes, $18.1 million of our 6.0% Debentures and $6.5 million of our 4.875% Notes;
- During 2008, we acquired $53.5 million in non-television assets which includes $34.5 million for Bay Creek South, LLC and $19.0 million for Jefferson Park Development, LLC;
- During 2008, we made new investments of $32.6 million and add-on cash investments of $3.2 million primarily in real estate ventures and $6.2 million in private investment funds; and
- Market share survey results reflect that our stations' share of the television advertising market, excluding political, in 2008 increased to 18.5%, from 17.6% in 2007.

Other Highlights

- On February 4, 2009, Congress passed the "DTV Delay Act" that extends the date for the completion of the DTV transition from February 17, 2009 to June 12, 2009. Pursuant to the rules and with the consent of the FCC all but 12 of our stations ceased analog operations on the original February 17, 2009 dates;
- As of the filing date, in first quarter 2009, we repurchased in the open market $45.7 million of our 3.0% Convertible Senior Notes, due 2027, and $1.0 million of the 6.0% Debentures; and
- As of the filing date, in first quarter 2009, we repurchased 0.2 million shares of Class A Common Stock for $0.2 million, including transaction costs.

Industry Trends

- Political advertising increases in even-numbered years, such as 2008, due to the advertising expenditures from candidates running in local and national elections. In every fourth year, such as 2008, political advertising is elevated further due to the presidential election. In addition, political revenue has consistently risen between election years such as from 2004 to 2008;
- On February 4, 2009, Congress passed the "DTV Delay Act" that extends the date for the termination of analog transmission from February 17, 2009 to June 12, 2009. Based on the latest "DTV Delay Act", all broadcast television stations must terminate broadcasting the analog signal;
- The FCC has permitted broadcast television stations to use their digital spectrum for a wide variety of services including multi-channel broadcasts. The FCC "must carry" rules only apply to a station's primary digital stream;
- A number of other broadcasters, including Sinclair, have joined together in what is known as the Open Mobile Video Coalition to promote the development of mobile digital broadcasting applications. We believe there is potential for broadcasters to create an additional revenue stream by providing their signals to mobile devices;
- Retransmission consent rules provide a mechanism for broadcasters to seek payment from multi-channel video programming distributors (MVPDs) who carry broadcasters' signals. Recognition of the value of the programming content provided by broadcasters has generated a sustainable, annual payment stream which we expect to continue to grow;
- Automotive-related advertising is a significant portion of our total net revenues in all periods presented and these revenues have been trending downward especially in 2008 and as of the date of this filing due to the recent economic turmoil;
- Many broadcasters are enhancing/upgrading their websites to use the internet to deliver rich media content, such as newscasts and weather updates, to attract advertisers;
- Seasonal advertising increases in the second and fourth quarters due to the anticipation of certain seasonal and holiday spending by consumers, although this trend may be disrupted due to the recession;
- Rating service fees are likely to increase as Nielsen rolls out its people meter and audience measurement devices;
- Broadcasters have found ways to increase returns on their news programming initiatives while continuing to maintain locally produced content through the use of news sharing arrangements;
- Station outsourcing arrangements are becoming more common as broadcasters seek out ways to improve revenues and margins;
- Advertising revenue related to the Olympics occurs in even numbered years and the Super Bowl is aired on a different network each year. Both of these popularly viewed events can have an impact on our advertising revenues; and
- Compensation from networks to their affiliates in exchange for broadcasting of network programming has significantly declined in recent years.

Sources of Revenues and Costs

The spot market includes advertising time purchased from individual stations. Local spots are purchased in one market and aimed only at the audience in that particular market while national spots are bought by national advertisers in several markets. The upfront market relates to when networks sell national advertising time for a full broadcast year through an upfront negotiation typically in May. The scatter market is when networks sell advertising time from available unsold inventory at rates different from those obtained during the upfront. Most of our revenues are generated from the transactional spot market rather than the traditional upfront and scatter markets that networks access. These operating revenues are derived from local and national advertisers and, to a much lesser extent, from political advertisers. From 2006 to 2008, we generated significant new revenues from our retransmission consent agreements. These agreements have helped to produce a new, viable revenue stream that has replaced the steady decline in revenues from television network compensation. While we expect revenues from our retransmission consent agreements to continue to grow over the next fiscal year and beyond, these revenues may not significantly increase at the rates, such as the increase from 2006 to 2008, since our significant MVPDs are under contract. However, as contracts expire we expect to negotiate favorable terms to grow our revenue stream. In addition, most contracts contain automatic annual fee escalators. Our revenues from local advertisers had seen a continued upward trend until 2008 when non-political revenues fell from 2007 due to the economic recession. Revenues from national advertisers have continued to trend downward when measured as a percentage of total broadcast revenues. We believe this trend is the result of our focus on increasing local advertising revenues as a percentage of total advertising revenues, combined with a decrease in overall spending by national advertisers and an increase in the number of competitive media outlets providing national advertisers multiple alternatives in which to advertise their goods or services. Our efforts to mitigate the effect of these increasingly competitive media outlets for national advertisers include continuing our efforts to increase local revenues and developing innovative sales and marketing strategies to sell traditional and non-traditional services to our advertisers.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to bad debts, program contract costs, intangible assets, income taxes, property and equipment, investments and derivative contracts. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates have been consistently applied for all years presented in this report and in the past we have not experienced material differences between these estimates and actual results. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and such differences could be material.

We have identified the policies below as critical to our business operations and to the understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see *Note 1. Nature of Operations and Summary of Significant Accounting Policies,* in the Notes to our Consolidated Financial Statements.

Valuation of Goodwill, Long-Lived Assets and Intangible Assets. We periodically evaluate our goodwill, broadcast licenses, long-lived assets and intangible assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on estimated future cash flows, market conditions, operating performance of our stations and legal factors. Future events could cause us to conclude that impairment indicators exist and that the net book value of long-lived assets and intangible assets is impaired. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets and consolidated statements of operations.

We have determined our broadcast licenses to be indefinite-lived intangible assets under Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets (FAS 142),* which requires such assets along with our goodwill to be tested for impairment on an annual or more often when certain triggering events occur. As of December 31, 2008, we had $824.2 million of goodwill, $132.4 million in broadcast licenses, and $205.7 million in definite-lived intangibles. We test our broadcast licenses and broadcast goodwill by estimating the fair market value of the broadcast licenses, or the fair value of our reporting units in the case of goodwill, using a combination of quoted market prices, observed earnings/cash flow multiples paid for comparable television stations, discounted cash flow models and appraisals. We then compare the estimated fair market value to the book value of these assets to determine if an impairment exists. We aggregate our stations by market for purposes of our goodwill and license impairment testing and we believe that our markets are most representative of our broadcast reporting units because we view, manage and evaluate our stations on a market basis. Furthermore, in our markets operated as duopolies, certain costs of operating the stations are shared including the use of buildings and equipment, the sales force and administrative personnel. Our discounted cash flow model is based on our judgment of future market conditions within each designated marketing area, as well as discount rates that would be used by market participants in an arms-length transaction. Future events could cause us to conclude that market conditions have declined or discount rates have increased to the extent that our broadcast licenses and/or goodwill could be impaired. Any resulting impairment loss could have a material adverse impact on our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. Based on assessments performed during the years ended December 31, 2008 and 2006, we recorded $463.9 million and $15.6 million, respectively, in impairment losses on our goodwill and broadcast licenses. The impairment charge taken in 2008 was primarily due to the severe economic downturn during the fourth quarter, and as a result, we made downward revisions to forecasted cash flow, cash flow multiples and growth rates. There was no impairment recorded for the year ended December 31, 2007.

The implied value of our broadcast goodwill is calculated using a discounted cash flow model for 4 years and estimating the terminal value of the reporting units using a multiple of cash flows. The value of our broadcast licenses is calculated using a discounted cash flow model for 8 years and estimating the terminal value based on the constant growth model and a compound annual growth rate. The key assumptions used to determine the fair value of our reporting units to test our goodwill for impairment and broadcast licenses in 2008 were as follows:

	Goodwill	Broadcast Licenses
Revenue annual growth rate	2.0% - 5.0%	1.8% - 3.5%
Expense annual growth rate	2.0% - 2.5%	1.9% - 3.4%
Discount rate	10.0%	10.8%
Comparable business multiple/Constant growth rate	9.0 times cash flow	1.8% - 3.5%

An increase in our discount rate of 10.0% would increase our goodwill impairment by $2.6 million and a decrease in our multiple of 4.0% would increase our goodwill impairment by $2.3 million. An increase in our discount rate of greater than 10.0% or a decrease in our multiple of greater than 4.0% would likely change the number of reporting units that would fail our Step 1 test of FAS 142 and could lead to additional amounts of goodwill impairment.

Revenue Recognition. Advertising revenues, net of agency commissions, are recognized in the period during which time spots are aired. All other revenues are recognized as services are provided. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights.

Our retransmission consent agreements contain both advertising and retransmission consent elements that are paid in cash. We have determined that our agreements are revenue arrangements with multiple deliverables and fall within the scope of EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables* (EITF 00-21). Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting based on fair value. Revenue applicable to the advertising element of the arrangement is recognized consistent with the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized ratably over the life of the agreement.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from extending credit to our customers that are unable to make required payments. If the economy and/or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. For example, a 10% increase in the balance of our allowance for doubtful accounts as of December 31, 2008, would reduce net income available to common shareholders by approximately $0.3 million. The allowance for doubtful accounts was $3.3 million and $3.9 million as of December 31, 2008 and 2007, respectively.

Program Contract Costs. We have agreements with distributors for the rights to televise programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Each contract is recorded as an asset and a liability at an amount equal to its gross cash contractual commitment when the license period begins and the program is available for its first showing. The portion of program contracts which become payable within one year is reflected as a current liability in the consolidated balance sheets. As of December 31, 2008 and 2007, we recorded $83.3 million and $83.0 million, respectively, in program contract assets and $172.7 million and $170.2 million, respectively, in program contract liabilities.

The programming rights are reflected in the consolidated balance sheets at the lower of unamortized cost or estimated net realizable value (NRV). Estimated NRVs are based on management's expectation of future advertising revenue, net of sales commissions, to be generated by the remaining program material available under the contract terms. In conjunction with our NRV analysis of programming rights reflected in our consolidated balance sheets, we perform similar analysis on future programming rights yet to be reflected in our consolidated balance sheets and establish allowances when future payments exceed the estimated NRV. Amortization of program contract costs is generally computed using a four-year accelerated method or a straight-line method, depending on the length of the contract. Program contract costs estimated by management to be amortized within one year are classified as current assets. Program contract liabilities are typically paid on a scheduled basis and are not reflected by adjustments for amortization or estimated NRV. If our estimate of future advertising revenues declines, then additional write downs to NRV may be required.

Income Taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax bases of assets and liabilities. As of December 31, 2008 and 2007, we recorded $9.0 million and $7.8 million, respectively, in deferred tax assets and $199.2 million and $313.4 million, respectively, in deferred tax liabilities. We provide a valuation allowance for deferred tax assets if we determine, based on the weight of available evidence, that is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2008, valuation allowances have been provided for a substantial amount of our available federal and state NOLs. Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, accruals are adjusted as necessary in accordance with the recognition provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standard No 141 (revised 2007), *Business Combinations* (FAS 141(R)). FAS 141(R) requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. In addition to new disclosure requirements, FAS 141(R) also makes the following significant changes: acquisition costs are expensed as incurred, noncontrolling interests are valued at fair value at the acquisition date, acquired contingencies are recorded at fair value at the acquisition date and subsequently re-measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies, in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset at the acquisition date, restructuring costs are expensed subsequent to the acquisition date and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense. This statement is effective for business combinations in which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and early adoption is prohibited. This statement could have a material effect on our consolidated financial statements if we make future acquisitions.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* (FAS 160). This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Changes in a parent's ownership interest that result in deconsolidation of a subsidiary will result in the recognition of a gain or loss in net income when the subsidiary is deconsolidated. FAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The statement is effective for fiscals years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This statement will not have a material effect on our consolidated financial statements.

In February 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, *Fair Value Measurements.* FSP FAS 157-1 amends FASB Statement No. 157, *Fair Value Measurements* (FAS 157) to exclude FASB Statement No. 13, *Accounting for Leases* (FAS 13), and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by FAS 13 (except those arising from a business combination) in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FAS 157-2 delays the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FSP states that the application of FAS 157 for non-financial assets and non-financial liabilities will be delayed until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. FAS 157 was issued in September 2006 and defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. We applied the provisions of this statement for the year ended 2008. The application of FAS 157 did not have a material impact on our consolidated financial statements.

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Standard Position (FSP) APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement).* This FSP requires issuers of convertible debt instruments that may be settled in cash upon conversion to account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Issuers will need to determine the carrying value of just the liability portion of the debt by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The excess of the initial proceeds received from the debt issuance and the fair value of the liability component should be recorded as a debt discount with the offset recorded to equity. The discount will be amortized to interest expense using the interest method over the life of a similar liability that does not have an associated equity component. Transaction costs incurred with third parties shall be allocated between the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively, with the debt issuance costs amortized to interest expense. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. This statement will be applied retrospectively to all periods presented as of the beginning of the first period presented, first quarter 2007, with an offsetting adjustment to the opening balance of retained earnings. In 2009, we will record the impact of this statement retrospectively by recording additional interest expense on our 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes) of approximately $6.4 million for the year ended December 31, 2007 and approximately $9.9 million for the year ended December 31, 2008. We expect to record additional interest expense of approximately $12.1 million and $4.5 million in the years ended December 31, 2009 and 2010, respectively. The interest expense assumes the exercise of our 3.0% Notes in May 2010.

In June 2008, the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. This FSP clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities as defined in EITF 03-6, *Participating Securities and the Two-Class Method under FASB Statement No. 128* and should therefore be included in the computation of earnings per share. Our restricted stock awards are considered participating securities in accordance with this FSP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. In addition, all prior period earnings per share data shall be adjusted retrospectively. The impact of this issue will not have a material effect on our consolidated financial statements.

In June 2008, the EITF issued Issue No. 07-5, *Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock*. This issue requires that an entity use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. This issue is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The impact of this issue will not have a material effect on our consolidated financial statements.

In September 2008, the EITF reached a consensus for exposure on Issue No. 08-6, *Equity Method Investment Accounting Considerations*. This issue addresses the accounting for equity method investments as a result of the accounting changes prescribed by FAS 141(R) and FAS 160. The issue includes clarification on the following: (a) transaction costs should be included in the initial carrying value of the equity method investment, (b) an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment need only be performed as part of any other-than-temporary impairment evaluation of the equity method investment as a whole and does not need to be performed annually, (c) the equity method investee's issuance of shares should be accounted for as the sale of a proportionate share of the investment, which may result in a gain or loss in income, and (d) a gain or loss should not be recognized when changing the method of accounting for an investment from the equity method to the cost method. This issue will be effective for fiscal years beginning on January 1, 2009. The impact of this issue will not have a material effect on our consolidated financial statements.

RESULTS OF OPERATIONS

In general, this discussion is related to the results of our continuing operations, except for discussions regarding our cash flows (which also include the results of our discontinued operations). Unless otherwise indicated, references in this discussion to 2008, 2007 and 2006 are to our fiscal years ended December 31, 2008, 2007 and 2006, respectively. Additionally, any references to the first, second, third or fourth quarters are to the three months ended March 31, June 30, September 30 and December 31, respectively, for the year being discussed.

Broadcast Revenues

Set forth below are the principal types of broadcast revenues from continuing operations received by our stations for the periods indicated and the percentage contribution of each type to our net broadcast revenues (in millions):

	Years Ended December 31,					
	2008		2007		2006	
Local/regional advertising, net (a)	**$ 358.1**	**56.0%**	$ 366.9	58.9%	$ 357.6	57.0%
National advertising, net	**166.6**	**26.1%**	186.3	29.9%	195.3	31.1%
Political advertising, net	**41.1**	**6.4%**	5.0	0.8%	31.1	5.0%
Network compensation	**6.2**	**1.0%**	6.5	1.1%	9.4	1.5%
Retransmission consent (a)	**53.3**	**8.3%**	44.4	7.1%	20.4	3.3%
Other station revenues, net	**13.9**	**2.2%**	13.5	2.2%	13.3	2.1%
Net broadcast revenues	**639.2**		622.6		627.1	
Revenues realized from station barter arrangements	**59.9**		61.8		54.5	
Other operating divisions revenues	**55.4**		33.7		24.6	
Total revenues	**$ 754.5**		$ 718.1		$ 706.2	

(a) In 2008, 2007 and 2006, $20.6 million, $14.5 million and $4.7 million, respectively, in revenues generated from our retransmission consent agreements are categorized as local/regional advertising rather than as retransmission consent revenues pursuant to EITF 00-21.

Our primary types of programming and their approximate percentages of 2008 net broadcast revenues from continuing operations were syndicated programming (35.2%), network programming (23.9%), news (15.3%), sports programming (7.2%) and direct advertising programming (6.9%). Additionally, other types of revenue and their approximate percentages of 2008 net broadcast revenues from continuing operations were retransmission consent (8.4%), network compensation (1.0%) and other (2.1%).

The following table presents our time sales revenue from continuing operations, net of agency commissions, by network affiliates for the past three years (in millions):

	# of Stations	Percent of Sales 2008	Net Time Sales			Percent Change	
			2008	2007	2006	'08 vs. '07	'07 vs. '06
FOX	**20**	**44.6%**	**$ 252.3**	$ 243.0	$ 235.3	3.8%	3.3%
ABC (a)	**9**	**21.6%**	**122.4**	120.7	136.1	1.4%	(11.3%)
MyNetworkTV(b)	**17**	**17.5%**	**99.0**	102.9	120.8	(3.8%)	(14.8%)
The CW (b)	**9**	**12.8%**	**72.2**	76.0	76.6	(5.0%)	(0.8%)
CBS	**2**	**2.7%**	**15.5**	11.3	10.5	37.2%	7.6%
NBC	**1**	**0.7%**	**3.9**	3.6	4.3	8.3%	(16.3%)
Digital (c)	**4**	**0.1%**	**0.5**	0.7	0.4	(28.6%)	75.0%
Total	**62**		**$ 565.8**	$ 558.2	$ 584.0		

(a) During 2007, we entered into an agreement to sell our ABC station in Springfield, Massachusetts. The time sales from this station is not included in this table because it is accounted for as time sales from discontinued operations.

(b) In September 2006, our composition of network affiliates changed as a result of our agreement to air MyNetworkTV programming and the merger of UPN and The WB into The CW.

(c) Three television stations are broadcasting MyNetworkTV programming and one television station is broadcasting independent programming on a second digital signal in accordance with FCC rules.

Operating Data

The following table sets forth certain of our operating data from continuing operations for the years ended December 31, 2008, 2007 and 2006 (in millions). For definitions of terms, see the footnotes to the table in *Item 6. Selected Financial Data.*

For the Years Ended December 31,	**2008**	2007	2006
Net broadcast revenues	**$ 639.2**	$ 622.6	$ 627.1
Revenues realized from station barter arrangements	**59.9**	61.8	54.5
Other operating divisions revenues	**55.4**	33.7	24.6
Total revenues	**754.5**	718.1	706.2
Station production expenses	**159.0**	148.7	144.2
Station selling, general and administrative expenses	**136.1**	140.0	138.0
Expenses recognized from station barter arrangements	**53.3**	55.7	49.4
Depreciation and amortization	**147.6**	157.2	153.3
Gain on asset exchange	**(3.2)**	—	—
Other operating divisions expenses	**60.0**	33.0	24.2
Corporate general and administrative expenses	**26.3**	24.3	22.8
Impairment of goodwill and broadcast licenses	**463.9**	—	15.6
Operating (loss) income	**$ (288.5)**	$ 159.2	$ 158.7
Net (loss) income	**$ (241.5)**	$ 22.7	$ 54.0

Revenue Discussion and Analysis

The following table presents our revenues from continuing operations, net of agency commissions, for the three years ended December 31, 2008, 2007 and 2006 (in millions):

				Percent Change	
For the Years Ended December 31,	**2008**	2007	2006	'08 vs. '07	'07 vs. '06
Local revenues:					
Non-political (a)	**$ 358.1**	$ 366.9	$ 357.6	(2.4%)	2.6%
Political	**11.0**	1.3	10.0	(b)	(b)
Total local	**369.1**	368.2	367.6	0.2%	0.2%
National revenues:					
Non-political	**166.6**	186.3	195.3	(10.6%)	(4.6%)
Political	**30.1**	3.7	21.1	(b)	(b)
Total national	**196.7**	190.0	216.4	3.5%	(12.2%)
Other revenues	**73.4**	64.4	43.1	14.0%	49.4%
Total net broadcast revenues	**$ 639.2**	$ 622.6	$ 627.1	2.7%	(0.7%)

(a) Revenues of $20.6 million, $14.5 million and $4.7 million in 2008, 2007 and 2006, respectively, generated from our retransmission consent agreements are categorized as local/regional advertising pursuant to EITF 00-21.

(b) Political revenue is not comparable from year to year due to the cyclicality of elections. See *Political Revenues* below for more information.

Our largest categories of advertising and their approximate percentages of 2008 net time sales were automotive (18.3%), professional services (14.3%), political (7.3%), schools (6.6%), fast food (6.6%) and paid programming (5.9%). No other advertising category accounted for more than 5.0% of our net time sales in 2008. No advertiser accounted for more than 1.2% of our consolidated revenue in 2008. We conduct business with thousands of advertisers.

Net Broadcast Revenues. From a revenue category standpoint, the year ended December 31, 2008, when compared to 2007, was impacted by increases in advertising revenues from political, media, fast food, and entertainment, offset by decreases in automotive, retail, movies, paid programming, medical and restaurants. Automotive, our single largest category, representing 18.3% of the year's net time sales, was down 12.5%.

Political Revenues. Political revenues kept 2008 and 2006 net time sales higher than 2007 because 2008 and 2006 were both election years. For the year ended December 31, 2008, political revenues increased from $31.1 million to $41.1 million when compared to the same period in 2006. We attribute this increase to a presidential election year in 2008 and having stations in 11 of the 16 so called "battleground states," including five stations in Ohio and North Carolina, multiple stations in each of Florida, Iowa, Missouri, Nevada, Pennsylvania, Virginia, Wisconsin and one station in Michigan and Minnesota. For the year ended December 31, 2007, political revenues were only $5.0 million because 2007 was not an election year. Accordingly, we expect political revenues to significantly decrease in 2009 from 2008 levels.

Local Revenues. Our revenues from local advertisers, excluding political revenues, decreased $8.8 million for the year ended December 31, 2008, compared to the same period in 2007. This decrease was primarily due to current negative financial and economic conditions which have impeded advertising spending levels, partially offset by $5.1 million in revenues from our stations in Cedar Rapids, Iowa including KFXA-TV acquired in February 2008 and KGAN-TV which was previously accounted for as an outsourcing agreement. In addition, the decrease was partially offset by an increase of $4.8 million in our FOX stations due to a change in networks for the Super Bowl programming from CBS to FOX. The change in networks from FOX to NBC in 2009 negatively impacted our 2009 revenues.

National Revenues. Our revenues from national advertisers, excluding political revenues decreased $19.7 million during the year ended December 31, 2008, when compared to the same period in 2007 and have continued to trend downward over time. We believe this trend represents a shift in the way national advertising dollars are being spent and we believe this trend will continue in the future. Advertisers in major categories like automotive, soft drink and packaged goods have shifted significant portions of their advertising budgets away from spot television into non-traditional media, in-store promotions and product placement in network shows. Automotive decreases are primarily due to automotive related companies reducing advertising budgets and shifting advertising to specific markets. In addition, similar to local revenues, national revenues have been affected by the current negative financial and economic conditions which have impeded advertising spending levels.

Other Revenues. Our other revenues consist primarily of revenues from retransmission consent agreements with multi-channel video programming distributors (MVPDs), network compensation, production revenues and revenues from our outsourcing agreements. Our retransmission consent agreements, including the advertising component, generated $73.9 million in total broadcast revenues during 2008 compared with $58.9 million in 2007 and $25.1 million in 2006. This growth trend is the result of our ability to monetize our existing relationships as cable providers struggle with increased competition from alternative video delivery providers and have begun to recognize the value of our digital and high definition signals and local and other programming. We expect to continue to generate revenues from retransmission consent agreements at terms as favorable as or more favorable than our existing agreements upon the expiration of those agreements. Many of our retransmission consent agreements include automatic annual fee escalators. However, we may not continue at the current growth rate since most of the MVPDs that we conduct business with are under contract. Network compensation decreased by $0.3 million during 2008 and $2.9 million during 2007. We expect further decreases in revenues from network compensation in 2009.

Operating Expense and Other Income (Expense) Discussion and Analysis

The following table presents our significant operating expense and other income (expense) categories for the three years ended December 31, 2008, 2007 and 2006 (in millions):

				Percent Change (Increase/(Decrease))	
	2008	2007	2006	'08 vs. '07	'07 vs. '06
Station production expenses	$ **159.0**	$ 148.7	$ 144.2	6.9%	3.1%
Station selling, general and administrative expenses	**$ 136.1**	**$ 140.0**	**$ 138.0**	**(2.8%)**	**1.4%**
Amortization of program contract costs and net realizable value adjustments	$ **84.4**	$ 96.4	$ 90.6	(12.4%)	6.4%
Corporate general and administrative expenses	**$ 26.3**	**$ 24.3**	**$ 22.8**	**8.2%**	**6.6%**
Amortization of definite-lived intangible assets and other assets	$ **18.3**	$ 17.6	$ 17.5	4.0%	0.6%
Gain on asset exchange	**$ 3.2**	**$ —**	**$ —**	**100.0%**	**—%**
Impairment of goodwill and broadcast licenses	$ **463.9**	$ —	$ 15.6	100.0%	(100.0%)
Interest expense	**$ 77.7**	**$ 95.9**	**$ 115.2**	**(19.0%)**	**(16.8%)**
Gain (loss) from extinguishment of debt	$ **5.5**	$ (30.7)	$ (0.9)	117.9%	3,311.1%
Gain from derivative instruments	**$ 0.9**	**$ 2.6**	**$ 2.9**	**(65.4%)**	**(10.3%)**
(Loss) gain from equity and cost method investments	$ **(2.7)**	$ 0.6	$ 6.3	(550.0%)	(90.5%)
Income tax benefit (provision)	**$ 116.5**	**$ (18.8)**	**$ (6.6)**	**719.7%**	**(184.8%)**

Station production expenses. Station production expenses for 2008 increased compared to 2007. Excluding Cedar Rapids, there were increases in news expenses of $4.0 million, rating service fees of $1.5 million, engineering expenses of $1.1 million, production expenses of $0.7 million, programming expenses of $0.6 million, severance costs of $0.3 million and miscellaneous expenses of $0.1 million. In addition, there were $4.3 million in increases in costs related to our stations in Cedar Rapids including KFXA-TV, acquired in February 2008, and KGAN-TV which was previously accounted for as an outsourcing agreement. These increases were offset by decreases in costs related to promotion expenses of $1.1 million, LMAs and outsourcing agreements of $0.7 million and music license fees of $0.5 million.

Station production expenses for 2007 increased compared to 2006 as a result of increases in programming expenses of $1.7 million, engineering expenses of $1.0 million, production expenses of $0.7 million, news expenses of $0.6 million, promotion expenses of $0.5 million, rating service fees of $0.5 million and music license fees of $0.2 million. These increases were offset by decreases in costs related to LMAs and outsourcing agreements of $0.6 million and other miscellaneous expenses of $0.1 million.

Station selling, general and administrative expenses. Station selling, general and administrative expenses for 2008 decreased compared to the same period in 2007. Excluding Cedar Rapids, there was a decrease in sales management bonuses of $5.2 million, local commissions of $1.1 million and other general and administrative expenses of $1.3 million offset by increases in sales expenses of $0.3 million, traffic costs of $0.3 million, national representative commissions costs of $0.2 million and severance costs of $0.1 million. Selling, general and administrative expenses increased related to our stations in Cedar Rapids by $2.8 million.

Station selling, general and administrative expenses for 2007 increased compared to the same period in 2006 as a result of increases in sales expenses of $1.3 million, national representative commissions costs of $0.6 million and other general and administrative expenses primarily related to health care costs of $0.4 million, salary and bonus increases of $0.4 million, electric expense of $0.2 million and other expenses of $0.2 million offset by decreases in personal property taxes of $0.8 million and non-income based taxes of $0.3 million.

We expect 2009 station production and station selling, general and administrative expenses to be down from 2008.

Amortization of program contract costs and net realizable value adjustments. The amortization of program contract costs decreased during 2008 compared to 2007 primarily due to a decrease in write downs of our program contract costs of $7.9 million and program amortization of $4.1 million. The amortization increase during 2007 compared to 2006 was primarily due to an increase of $6.7 million in write-downs of our program contract costs partially offset by a decrease in program amortization of $0.9 million. We expect program contract amortization expense to decrease in 2009 when compared to 2008.

Corporate general and administrative expenses. Corporate general and administrative expenses represent the costs to operate our corporate headquarters location. Costs are allocated to the broadcast segment, other operating divisions segment and corporate and include, among other things, departmental salaries, bonuses, fringe benefits and other compensation, health and other insurance, rent, telephone, consulting fees, legal fees and strategic development initiatives. Corporate also includes, among other things, director fees and directors' and officers' life insurance. Corporate departments include executive, treasury, accounting, human resources, corporate relations and legal. Broadcast segment departments include finance, technology, sales, engineering, operations and purchasing. Other operating divisions segment costs primarily relate to the acquisition and management of our non-broadcast investments.

Corporate general and administrative expense for 2008 increased compared to the same period in 2007. There were increases in broadcast segment compensation expenses including stock based awards of $1.0 million, severance costs of $0.2 million offset by a decrease in professional and other general and administrative expenses of $0.2 million. Other operating divisions increases were due to compensation expenses of $0.6 million offset by a decrease in professional fees of $0.2 million. Corporate included increases in professional fees of $1.1 million offset by decreases in rent expense of $0.3 million and compensation expenses including stock based awards of $0.2 million.

Corporate general and administrative expense for 2007 increased compared to the same period in 2006. There were increases in corporate compensation expenses including stock based awards of $1.4 million, the difference in the amount of workers compensation insurance refunds received in 2006 compared to 2007 amounting to $0.5 million, rent expense of $0.1 million offset by decreases in professional and other fees of $0.5 million. In addition, other operating divisions segment increases were due to compensation expenses of $0.2 million and professional fees of $0.5 million. Corporate and other operating divisions segment increases were offset by a decrease in broadcast segment expenses including $0.7 million of costs related to the shutdown of News Central at several stations and other strategic development initiatives related to news and professional and other general and administrative expenses of $0.3 million offset by an increase compensation expenses including stock based awards of $0.3 million.

We expect corporate overhead expenses to decrease in 2009.

Amortization of definite-lived intangibles and other assets. The amortization of definite-lived intangibles and other assets increased in the broadcast segment and operating divisions segment $0.2 million and $0.5 million, respectively during 2008 compared to 2007. The increases were primarily due to amortization of additional intangible assets from 2007 and 2008 acquisitions.

The amortization of definite-lived intangibles and other assets decreased in the broadcast segment $0.7 million and increased in the operating divisions segment $0.7 million during 2007 compared to 2006. The increase in the other operating divisions segment was primarily due to amortization of additional intangible assets from 2007 acquisitions.

Gain on asset exchange. During 2008, we recognized a non-cash gain of $3.2 million in our broadcast segment from the exchange of equipment under agreements with Sprint Nextel Corporation.

Impairment of goodwill and broadcast licenses. At least once annually and on a periodic basis, we test our goodwill and broadcast licenses for impairment in accordance with FAS No. 142. See *Note 5. Goodwill and Other Intangible Assets,* in the Notes to our Consolidated Financial Statements. In 2008, we recorded an impairment of $191.9 million and $270.4 million related to our goodwill and broadcast licenses, respectively. In addition, we recorded an impairment of $1.6 million related to goodwill associated with Acrodyne Communications, Inc., an other operating divisions segment company. In 2006, we recorded an impairment of $11.9 million related to goodwill. In addition, during 2006, we wrote-down a decaying advertiser based definite-lived intangible asset by $3.7 million.

Interest expense. Interest expense presented in the financial statements is related to continuing operations. Interest expense has been decreasing since 2004, primarily due to refinancings we have undertaken. In 2008 compared to 2007 interest expense related to the broadcast segment decreased $23.0 million primarily due to partial redemptions of our 8.0% Notes. In addition, a decrease in LIBOR has lowered interest expense on our Revolving Credit Facility and Term Loans, however, this decrease was offset by an increase in interest expense due to higher amounts outstanding on our Revolving Credit Facility throughout 2008. There was a decrease in interest expense in the other operating divisions segment of $0.3 million. These decreases were offset by an increase of corporate interest of $5.1 million primarily due to interest on the 3.0% Notes offset by partial redemptions of our 4.875% Notes and 6.0% Debentures. We completed the 3.0% Notes offering in May 2007.

Interest expense related to our broadcast segment for 2007 decreased compared to the same period in 2006 by $28.1 million primarily due to the redemption of the 8.75% Notes and 8.0% Notes. The broadcast segment decrease was offset by an increase in corporate interest of $8.2 million primarily due to increased interest on our Revolving Credit Facility and Term Loan and interest on the 3.0% Notes and the increase in interest related to the other operating divisions segment of $0.6 million related additional debt from 2007 acquisitions.

Gain (loss) from extinguishment of debt. During 2008, we repurchased, in the open market, $6.5 million face value of the 4.875% Notes, $18.1 million face value of the 6.0% Debentures, and $38.8 million of the 8.0% Notes, resulting in an overall gain of $5.5 million from extinguishment of debt. In 2007, we redeemed and partially redeemed our 8.75% Notes and our 8.0% Notes, respectively. The redemption of the 8.75% Notes resulted in a $15.7 million loss from extinguishment of debt. The partial redemption of the 8.0% Notes resulted in a $15.0 million loss from extinguishment of debt. For further information see *Liquidity and Capital Resources.*

Gain from derivative instruments. We record gains and losses related to certain of our derivative instruments not treated as hedges in accordance with FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended. The fair value of our derivative instruments is primarily based on the anticipated future interest rate curves at the end of each period. In March 2008, the counterparty to one of the derivative instruments terminated one of our swap agreements with a notional amount of $120.0 million and we received a cash payment termination fee of $3.2 million from our counterparty. The gain from our derivative instruments during 2008 when compared to 2007 and 2006 is due to normal market fluctuations and the termination of the interest rate swap agreement.

(Loss) gain from equity and cost method investments. During 2008, we recorded a loss of $2.8 million related to our real estate ventures and a loss of $0.6 million related to investments in private investment funds. The losses were partially offset by a distribution of $0.7 million from a direct investment in a privately held small business. During 2007, we recorded $1.6 million in income from certain private investment funds. This income was offset by an impairment of $1.0 million related to one of our direct investments in a privately held small business. During 2006, we recorded $7.3 million of income from our investment in a private investment fund. This was a result of the sale and initial public offering of certain of the fund's portfolio companies. This income was partially offset by losses from one of our direct investments in a privately held small business. All investments are related to our other operating divisions segment.

Income tax provision. As of December 31, 2008, we had $26.1 million of gross unrecognized tax benefits. Of this total, $14.7 million (net of federal effect on state tax issues) and $6.9 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. As of December 31, 2007, we had $28.0 million of gross unrecognized tax benefits. Of this total, $15.1 million (net of federal effect on state tax issues) and $7.1 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. See *Footnote 10. Income Taxes* for further information.

We recognized $1.4 million and $0.4 million of income tax expense for interest related to uncertain tax positions during the years ended December 31, 2008 and 2007, respectively.

The 2008 income tax benefit for our pre-tax loss from continuing operations of $357.8 million resulted in an effective tax rate of 32.6%. The 2007 income tax provision for our pre-tax income from continuing operations of $39.2 million resulted in an effective tax rate of 47.9%. The decrease in the absolute value of the effective tax rate from 2008 to 2007 is primarily attributable to a number of discrete items driving the 2007 income tax provision.

As of December 31, 2008, we had a net deferred tax liability of $190.2 million as compared to a net deferred tax liability of $305.6 million as of December 31, 2007. The decrease primarily relates to a decrease in net deferred tax liabilities associated with book and tax differences attributable to the amortization and impairment of intangible and FCC license assets.

The 2007 income tax provision for our pre-tax income from continuing operations of $39.2 million resulted in an effective tax rate of 47.9%. The 2006 income tax provision for our pre-tax income from continuing operations of $55.1 million resulted in an effective tax rate of 12.0%. The increase in effective tax rate from 2007 to 2006 is primarily attributable to the release of discrete tax and related interest reserves during 2006 as a result of the expiration of the statute of limitations for the federal income tax returns for 1999 through 2002.

As of December 31, 2007, we had a net deferred tax liability of $305.6 million as compared to a net deferred tax liability of $274.0 million as of December 31, 2006. The increase primarily relates to an increase in deferred tax liabilities associated with book and tax differences attributable to the amortization of intangible assets.

Other Operating Divisions Segment Revenue and Expense

The following table presents other operating divisions segment revenue and expenses related to G1440 Holdings, Inc. (G1440), an information technology staffing, consulting and software development company, Acrodyne Communications, Inc. (Acrodyne), a manufacturer of television transmissions systems, Triangle Signs & Services, LLC. (Triangle), a sign designer and fabricator, Alarm Funding Associates, LLC (Alarm Funding), a regional security alarm operating and bulk acquisition company and real estate ventures. Depreciation, amortization of definite-lived intangibles and other assets, impairment of goodwill, interest expense and certain corporate general and administrative costs are included in their respective line items in the consolidated statements of operations and are discussed above in our *Expense and Other Income Discussion and Analysis.* All remaining other operating divisions segment revenues and expenses are discussed in the following table for the years ended December 31, 2008, 2007 and 2006 (in millions):

	For the Years Ended December 31,			Percent Change	
	2008	2007	2006	'08 vs. '07	'07 vs. '06
Revenues:					
G1440	**$ 10.9**	$ 9.4	$ 8.5	16.0%	10.6%
Acrodyne	**$ 7.7**	$ 4.4	$ 16.1	75.0%	(72.7%)
Triangle	**$ 28.9**	$ 19.2	$ —	50.5%	100.0%
Alarm Funding	**$ 2.7**	$ 0.1	$ —	2,600.0%	100.0%
Real Estate Ventures	**$ 5.2**	$ 0.6	$ —	766.7%	100.0%
Expenses:					
G1440	**$ 11.3**	$ 9.8	$ 8.6	15.3%	14.0%
Acrodyne	**$ 7.9**	$ 6.3	$ 15.6	25.4%	(59.6%)
Triangle	**$ 25.8**	$ 15.8	$ —	63.3%	100.0%
Alarm Funding	**$ 2.2**	$ 0.1	$ —	2,100.0%	100.0%
Real Estate Ventures	**$ 12.8**	$ 1.0	$ —	1,180.0%	100.0%

G1440 and Acrodyne continue to have operating losses or near breakeven results due to a decline in demand for their products or services.

Increases in 2008 compared to 2007 for Triangle and Alarm Funding are primarily due to full year of operations included in 2008 results. Triangle and Alarm Funding were acquired in May 2007 and November 2007, respectively. Alarm Funding continues to grow revenues through the acquisition of alarm monitoring contracts.

Increases in real estate ventures revenue and expenses in 2008 compared to 2007 are primarily due to acquisitions of new consolidated ventures at the end of 2007 and during 2008. During 2008, we recorded $4.7 million of expenses related to Bay Creek South, LLC, a land development venture we acquired in March 2008. In addition, during 2008, we recorded $2.4 million more of compensation expense related to subsidiary stock awards. The subsidiary stock is typically in the form of a membership interest in a consolidated limited liability company, not traded on a public exchange and valued based on the estimated fair value of the subsidiary. During 2008, we reserved a real estate venture loan through a $3.9 million charge to other operating divisions expense in our consolidated statements of operations. Our real estate ventures are primarily in the development stage and, therefore, have not contributed significant revenues to our results to date.

Results of our equity and cost method investments, private investment funds and real estate ventures are included in (loss) gain from equity and cost method investments in our consolidated statement of operations and are discussed above in our *Expense and Other Income Discussion and Analysis.*

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2008, we had $16.5 million in cash and cash equivalent balances and negative working capital of approximately $45.2 million. Our working capital reduction of $58.6 million since December 31, 2007 is primarily the result of the use of operating cash flow for investments in certain real estate ventures and private investment funds. Cash generated by our operations and availability under our Revolving Credit Facility are used as our primary source of liquidity. We anticipate that in 2009, cash flow from our operations and borrowings under the Revolving Credit Facility will be sufficient to continue satisfying our debt service obligations, capital expenditure requirements, certain committed strategic investments and working capital needs. In addition, we believe our operating cash flow and availability on our revolving Credit Facility would have enabled us to continue paying our current quarterly dividend throughout 2009, however in February 2009, we decided it was prudent to suspend the dividend due to the current negative economic climate. Our ability to draw on our Revolving Credit Facility is based on pro forma trailing cash flow levels as defined in our Bank Credit Agreement. For the year ended December 31, 2008, we had drawn $84.6 million on our Revolving Credit Facility and $84.0 million of current borrowing capacity was available. Due to the Lehman Brothers Holdings, Inc. bankruptcy, our $175.0 million committed revolving line of credit was reduced by $6.4 million.

Our universal shelf registration statement filed with the Securities and Exchange Commission expired on November 30, 2008. We expect to file another universal shelf registration statement in 2009.

Based on our current common stock trading price levels, it is highly probable that holders will exercise their right to put our 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes) and our 4.875% Convertible Senior Notes, due 2018 (the 4.875% Notes) to us on May 2010 and January 2011, respectively. As of December 31, 2008, the face values of the 3.0% Notes and 4.875% Notes were $345.0 million and $143.5 million, respectively. The conversion price for the 3.0% Notes and 4.875% Notes are $19.65 and $22.37, respectively. Currently we are exploring alternative solutions relative to the potential put of these notes. We may not be able to refinance or extinguish these notes on the put dates.

Sources and Uses of Cash

The following table sets forth our cash flows for the years ended December 31, 2008, 2007 and 2006 (in millions):

	2008	2007	2006
Net cash flows from operating activities	**$ 211.1**	$ 146.2	$ 155.3
Net cash flows from (used in) investing activities:			
Acquisition of property and equipment	**$ (25.2)**	$ (23.2)	$ (16.9)
Payments for acquisition of television stations	**(17.1)**	—	(1.7)
Consolidation of variable interest entity	**1.3**	—	—
Payments for acquisitions of other operating divisions companies	**(53.5)**	(39.1)	—
Purchase of alarm monitoring contracts	**(7.7)**	—	—
Dividends and distributions from equity and cost method investees	**1.6**	—	—
Investments in equity and cost method investees	**(42.0)**	(16.4)	(0.3)
Proceeds from sales of assets	**0.2**	0.7	2.4
Proceeds from the sale of broadcast assets related to discontinued operations	**—**	21.0	1.4
Other	**0.1**	0.6	—
Net cash flows used in investing activities	**$ (142.3)**	$ (56.4)	$ (15.1)
Net cash flows (used in) from financing activities:			
Proceeds from notes payable, commercial bank financing and capital leases	**$ 274.6**	$ 751.6	$ 75.0
Repayments of notes payable, commercial bank financing and capital leases	**(255.6)**	(840.6)	(114.4)
Repurchase of Class A Common Stock	**(29.8)**	—	—
Proceeds from exercise of stock options	—	13.4	1.1
Dividends paid on Class A and Class B Common Stock	**(66.7)**	(49.5)	(36.1)
Proceeds from derivative instruments	**8.0**	—	—
Other	**(3.8)**	(11.2)	(8.0)
Net cash flows used in financing activities	**$ (73.3)**	$ (136.3)	$ (82.4)

Operating Activities

Net cash flows from operating activities were $64.9 million higher for the year ended December 31, 2008 compared to the same period in 2007. During 2008, we paid $27.0 million less for the extinguishment of debt primarily due to the full redemption of the 8.75% Notes and the partial redemption of the 8.0% Notes in 2007. Additionally, we paid $24.6 million less in interest payments and received $17.5 million more in broadcast segment receipts from customers, net of cash payments to vendors for operating expenses and other working capital cash activities. We received $6.2 million more in tax refunds, net of tax payments. These amounts were partially offset by paying $4.2 million more in program payments and receiving $1.4 million less in distributions on our investments from equity and cost method investees. In addition, we received $4.8 million less in other operating divisions segment receipts from customers net of cash payments to venders for operating expenses and other working capital cash activities.

Net cash flows from operating activities were $9.1 million lower for the year ended December 31, 2007 compared to the same period in 2006. During 2007, we paid $27.2 million more for the extinguishment of debt due to the full redemption of the 8.75% Notes and the partial redemption of the 8.0% Notes. Additionally, we received $4.2 million less in distributions from equity and cost method investees, $3.8 million less in tax refunds, $1.4 million less in operating cash flows from stations we sold and $3.3 million less in broadcast segment cash receipts from customers, net of cash payments to vendors for operating expenses and other working capital cash activities. Offsetting these amounts, we paid $11.8 million less in interest payments, $10.0 million less in program payments, $4.5 million less in tax payments, and $4.5 million more in other operating divisions segment cash receipts from customers, net of cash payments to vendors for operating expenses and other working capital cash activities.

We expect program payments to increase in 2009 compared to 2008.

Investing Activities

Net cash flows used in investing activities increased for the year ended December 31, 2008 compared to the same period in 2007. During the year ended December 31, 2008, we paid $14.4 million more for acquisitions of non-television assets. Our 2008 acquisition activity included $34.5 million, net of cash acquired, related to our acquisition of Bay Creek South, LLC, $19.0 million related to our acquisition of Jefferson Park Development, LLC and $17.1 million, net of cash acquired, related to our acquisition of the non-television assets of KFXA-TV in Cedar Rapids, Iowa. In 2007, we received $21.0 million related to the sale of WGGB-TV in Springfield, Massachusetts. During 2008, we made equity investments of $6.2 million and $35.8 million in private investment funds and real estate ventures, respectively. Finally during 2008, there was an increase in capital expenditures of $2.0 million primarily related to upgrades to high-definition master control systems and we purchased $7.7 million of alarm monitoring contracts.

Net cash flows used in investing activities increased for the year ended December 31, 2007 compared to the same period in 2006. During the year ended December 31, 2007, we paid $39.1 million, net of cash acquired related to our acquisitions of Triangle Sign & Service, Inc., FBP Holding Company, LLC, Bagby Investors, LLC and Alarm Funding Associates, LLC. In addition, we made $16.2 million and $0.8 million in equity and debt investments, respectively, in real estate ventures. These acquisitions and investments reflect our strategy to maximize value for our shareholders, which includes diversification through investments in non–television assets. We had an increase in capital expenditures of $6.3 million. These outflows were partially offset by an increase of $19.6 million related to the sale of certain broadcasting assets.

The investments we have made in real estate reflect our strategy to maximize value for our shareholders. We believe that the depressed real estate market and tight credit market allows us to invest in what we believe to be under-valued non-television assets to drive future cash flows. In addition, we continue to explore strategic opportunities in our core television broadcast business. For 2009, we anticipate a decrease in capital expenditures when compared to 2008. For 2009, capital expenditures will primarily be related to the mandatory transition from analog to digital and the need to build redundancy systems for digital. In addition, capital expenditures will be related to station equipment replacement. We expect to fund such capital expenditures with cash generated from operating activities and borrowings under our Revolving Credit Facility.

Financing Activities

Net cash flows used in financing activities decreased for the year ended December 31, 2008 compared to the same period in 2007. Our debt issuances, net of debt repayments to non-affiliates, in 2008 were $19.0 million compared to debt repayments, net of debt issuances of $89.0 million in 2007. In addition, we received $8.0 million in proceeds from derivative termination fees. These amounts were partially offset by $29.8 million paid for the repurchase of Class A Common Stock, $13.4 million less in proceeds received from the exercise of stock options and paying $17.2 million more for common stock dividends.

Net cash flows used in financing activities increased for the year ended December 31, 2007 compared to the same period in 2006. Our debt repayments to non-affiliates, net of debt issuances, in 2007 were $89.0 million compared to $39.4 million in 2006. In addition, we increased the value returned to our shareholders through dividend payments on our common stock that were $13.4 million higher for the year ended December 31, 2007 compared to the same period in 2006 due to multiple dividend rate increases.

From time to time, we may repurchase additional outstanding debt and stock on the open market. We expect to fund any repurchases with cash generated from operating activities and borrowings under our Revolving Credit Facility. During 2008, we repurchased on the open market $38.8 million face value of the 8.0% Notes, $18.1 million face value of the 6.0% Debentures and $6.5 million face value of the 4.875% Notes. As of the filing date, in first quarter 2009, we repurchased on the open market, $1.0 million face value of the 6.0% Debentures and $45.7 million face value of the 3.0% Notes. The Board of Directors has approved all debt redemptions.

On February 5, 2008, our Board of Directors renewed its authorization to repurchase up to $150.0 million of our Class A Common Stock on the open market or through private transactions. As of the filing date, in first quarter 2009, we repurchased 0.2 million shares of Class A Common Stock for $0.2 million, including transaction costs.

On February 6, 2008, we announced that our Board of Directors approved an increase to our annual dividend to 80 cents per share from 70 cents per share. We believe our operating cash flow and availability on our Revolving Credit Facility would have enabled us to continue paying our current quarterly dividend throughout 2009, however in February 2009, we decided it was prudent to suspend the dividend due to the current negative economic climate. The dividends paid for 2008, 2007 and 2006 are shown below:

For the quarter ended	Quarter dividend per share	Total dividends paid	Payment date
March 31, 2008	$ 0.200	$ 17.5 million	April 14, 2008
June 30, 2008	$ 0.200	$ 17.5 million	July 14, 2008
September 30, 2008	$ 0.200	$ 17.0 million	October 14, 2008
December 31, 2008	$ 0.200	$ 16.2 million	January 12, 2009

For the quarter ended	Quarter dividend per share	Total dividends paid	Payment date
March 31, 2007	$ 0.150	$ 13.1 million	April 13, 2007
June 30, 2007	$ 0.150	$ 13.1 million	July 12, 2007
September 30, 2007	$ 0.150	$ 13.1 million	October 12, 2007
December 31, 2007	$ 0.175	$ 15.3 million	January 14, 2008

For the quarter ended	Quarter dividend per share	Total dividends paid	Payment date
March 31, 2006	$ 0.100	$ 8.6 million	April 13, 2006
June 30, 2006	$ 0.105	$ 8.6 million	July 13, 2006
September 30, 2006	$ 0.125	$ 10.7 million	October 12, 2006
December 31, 2006	$ 0.125	$ 10.7 million	January 12, 2007

Seasonality/Cyclicality

Our operating results are usually subject to seasonal fluctuations. Usually, the second and fourth quarter operating results are higher than the first and third quarters because advertising expenditures are increased in anticipation of certain seasonal and holiday spending by consumers. The current negative financial and economic conditions may effect the usual seasonal fluctuations.

Our operating results are usually subject to fluctuations from political advertising. In even numbered years, political spending is usually significantly higher than in odd numbered years due to advertising expenditures preceding local and national elections. Additionally, every four years, political spending is elevated further due to advertising expenditures preceding the presidential election, although this trend may be disrupted due to the recession.

Contractual Obligations

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. For example, we are contractually committed to acquire future programming and make certain minimum lease payments for the use of property under operating lease agreements.

The following table reflects a summary of our contractual cash obligations as of December 31, 2008 and the future periods in which such obligations are expected to be settled in cash (in thousands):

Contractual Obligations Related To Continuing Operations (a)

	Total	2009	2010-2011	2012-2013	2014 and thereafter (b)
Notes payable, capital leases and commercial bank financing (c), (d)	$ 1,535,055	$ 113,083	$ 788,300	$ 548,404	$ 85,268
Notes and capital leases payable to affiliates	57,697	6,025	11,674	10,692	29,306
Operating leases	17,163	3,483	4,773	3,604	5,303
Employment contracts	18,801	9,983	8,036	782	—
Film liability – active (e)	172,685	91,368	66,185	15,132	—
Film liability - future (e), (f)	99,275	9,829	55,354	33,379	713
Programming services (g)	126,163	37,755	64,487	18,939	4,982
Maintenance and support	4,515	2,722	1,542	251	—
Network affiliation agreements	31,781	12,450	19,331	—	—
Other operating contracts	7,248	1,763	1,966	1,418	2,101
LMA and outsourcing agreements (h)	5,852	1,492	2,408	1,952	—
Investments and loan commitments (i)	20,212	20,212	—	—	—
Total contractual cash obligations	$ 2,096,447	$ 310,165	$ 1,024,056	$ 634,553	$ 127,673

(a) Excluded from this table are $26.1 million of accrued unrecognized tax benefits. Due to inherent uncertainty, we can not make reasonable estimates of the amount and period payments will be made.

(b) Includes a one-year estimate of $3.8 million in payments related to contracts that automatically renew. We have not calculated potential payments for years after 2014.

(c) Includes interest on fixed rate debt and capital leases. Estimated interest on our recourse variable rate debt has been excluded. Recourse variable rate debt represents $399.6 million of our $1.4 billion total face value of debt as of December 31, 2008.

(d) The 3.0% Notes and 4.875% Notes may be put to us at par May 2010 and January 2011, respectively. The table above presents the face value of the Notes in the accelerated period principal payment of the notes could be due. If the 3.0% Notes and 4.875% Notes are not put to us they would be scheduled to mature on May 2027 and July 2018.

(e) Each future periods' film liability includes contractual amounts owed, however, what is contractually owed doesn't necessarily reflect what we are expected to pay during that period. While we are contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag.

(f) Future film liabilities reflect a license agreement for program material that is not yet available for its first showing or telecast and is, therefore, not recorded as an asset or liability on our balance sheet. Pursuant to FAS No. 63, *Financial Reporting for Broadcasters*, an asset and a liability for the rights acquired and obligations incurred under a license agreement are reported on the balance sheet when the cost of each program is known or reasonably determinable, the program material has been accepted by the licensee in accordance with the conditions of the license agreement and the program is available for its first showing or telecast.

(g) Includes obligations related to rating service fees, music license fees, market research, weather and news services.

(h) Certain LMAs require us to reimburse the licensee owner their operating costs. Certain outsourcing agreements require us to pay a fee to another station for providing non-programming services. The amount will vary each month and, accordingly, these amounts were estimated through the date of the agreements' expiration, based on historical cost experience. Excluded from the table are estimated amounts due pursuant to LMAs and outsourcing agreements where we consolidate the counterparty. These amounts totaled $7.9 million, $11.6 million, $6.6 million and $14.4 million for the periods 2009, 2010-2011, 2012-2013 and 2014 and thereafter, respectively.

(i) Commitments to contribute capital or provide loans to Allegiance Capital, LP, Sterling Ventures Partners, LP and Patriot Capital II, LP.

Off Balance Sheet Arrangements

Off balance sheet arrangements as defined by the SEC means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the registrant is a party, under which the registrant has: obligations under certain guarantees or contracts; retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangements; obligations under certain derivative arrangements; and obligations arising out of a material variable interest in an unconsolidated entity. We have entered into arrangements where we have obligations under certain guarantees or contracts because we believe they will help improve shareholder returns.

The following table reflects a summary of these off balance sheet arrangements, as defined by the Securities and Exchange Commission as of December 31, 2008 and the future periods in which such arrangements may be settled in cash if certain contingent events occur (in thousands):

	Total	2009	2010-2011	2012-2013	2014 and thereafter
Letters of credit	$ 414	$ 414	$ —	$ —	$ —
Purchase commitments	190	190	—	—	—
Total other commercial commitments	$ 604	$ 604	$ —	$ —	$ —

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. We enter into derivative instruments primarily for the purpose of reducing the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on our fixed rate debt. We account for our derivative instruments under FAS No. 133 (FAS 133), *Accounting for Derivative Instruments and Hedging Activities*, as amended. For additional information on FAS 133, see *Note 9. Derivative Instruments*, in the Notes to our Consolidated Financial Statements.

As of January 1, 2008, we had two remaining derivative instruments. Both of these instruments were interest rate swap agreements. One of these swap agreements, with a notional amount of $180.0 million and an expiration date of March 15, 2012, was accounted for as a fair value hedge in accordance with FAS 133; therefore, any changes in its fair market value were reflected as an adjustment to the carrying value of our 8.0% Senior Subordinated Notes, due 2012, which was the underlying debt being hedged. The interest we paid on the $180.0 million swap was variable based on the three-month LIBOR plus 2.28% and the interest we received was fixed at 8.0%. The other interest rate swap, with a notional amount of $120.0 million and an expiration date of March 15, 2012, was undesignated as a fair value hedge in 2006 due to a reassignment of the counterparty; therefore, any subsequent changes in the fair market value were reflected as an adjustment to income. The interest we paid on the $120.0 million swap was variable based on the three-month LIBOR plus 2.35% and the interest we received was fixed at 8.0%.

In February 2008, the counterparty to our swap agreements, elected to change the termination dates of the $180.0 million and $120.0 million swaps to March 25, 2008 and March 26, 2008, respectively. We received a termination fee of $3.2 million from the counterparty for the early termination of the $120.0 million swap. After the removal of the related $2.4 million derivative asset from our consolidated balance sheet, the resulting $0.8 million, along with $0.2 million of interest was recorded in gain from derivative instruments in the consolidated statements of operations. We received a termination fee of $4.8 million from the counterparty for the early termination of the $180.0 million swap. In accordance with FAS 133, the carrying value of the underlying debt was adjusted to reflect the $4.8 million termination fee and that amount is treated as a premium on the underlying debt that was being hedged and is amortized over its remaining life as a reduction to interest expense. The total termination fees received of $8.0 million are included in the cash flows from financing activities section of the consolidated statement of cash flows for the year ended December 31, 2008.

Under certain circumstances, we will pay contingent cash interest to the holder of the 3.0% Notes and the 4.875% Notes commencing on May 10, 2010 and January 15, 2011, respectively. The contingent cash interest feature for both issuances are embedded derivatives which have negligible fair values. Our 4.875% Notes and 3.0% Notes have put option features which are discussed in more detail below. During 2008, we repurchased on the open market $6.5 million of our existing 4.875% Notes. As of December 31, 2008, the outstanding face amount of the 4.875% Notes was $143.5 million.

As of December 31, 2008, we had $399.6 million outstanding under our Term Loans and Revolving Credit Facility. These outstanding amounts accrue interest with a variable rate and therefore increase our risk to increases from interest rates.

We repurchased on the open market $38.8 million of our 8.0% Notes during the year ended December 31, 2008. As of December 31, 2008, the outstanding face amount of the 8.0% Notes was $224.7 million.

During 2008, we repurchased on the open market $18.1 million of our 6.0% Debentures. As of December 31, 2008, the outstanding face value of the 6.0% Debentures was $135.2 million.

We are exposed to risk from a change in interest rates to the extent we are required to refinance existing fixed rate indebtedness at rates higher than those prevailing at the time the existing indebtedness was incurred. Based on the quoted market price, the fair value of the 4.875% Notes, 3.0% Notes, 8.0% Notes and 6.0% Debentures combined was $0.5 billion as of December 31, 2008. We estimate that a 1.0% increase from prevailing interest rates would result in a decrease in fair value of these notes by $8.9 million as of December 31, 2008. Generally, the fair market value of these notes will decrease as interest rates rise and increase as interest rates fall. Interest rates decreased during 2008, particularly in the fourth quarter, however the fair market value of our notes fell significantly as a result of the extraordinary credit market conditions. Our notes have been acutely affected by the perceived heightened liquidity risk prevailing in the market place and our ability to refinance debt. Holders of our 3.0% Notes and 4.875% Notes may require us to repurchase the notes for cash at a price equal to 100% of the principal amount, plus accrued and unpaid interest in May 2010 and January 2011, respectively. Based on our current common stock trading price levels, it is highly probable that holders will exercise their right to put the 3.0% Notes and 4.875% Notes to us. The conversion price for the 3.0% Notes and 4.875% Notes are $19.65 and $22.37, respectively. If we are required to repurchase our 3.0% Notes and 4.875%Notes, we may access capital markets to secure debt and equity financing. The timing, terms, size and pricing of any debt and equity financing will depend on investor interest and market conditions and there can be no assurance that we will be able to obtain any such financing. As a result, we may not be able to refinance or extinguish these notes on the put dates. The inability to successfully refinance or extinguish these notes upon a put could have a significant negative impact on our operating results and the value of our securities. Currently we are exploring alternative solutions relative to the potential put of these notes.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the design and effectiveness of our disclosure controls and procedures and our internal control over financial reporting as of December 31, 2008.

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The term "internal control over financial report," as defined in Rules 13a-15d-15(f) under the Exchange Act, means a process designed by, or under the supervision of our Chief Executive and Chief Financial Officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP) and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made in accordance with authorizations of management or our Board of Directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Assessment of Effectiveness of Disclosure Controls and Procedures

Based on the evaluation of our disclosure controls and procedures as of December 31, 2008, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management believes that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

Attestation Report of the Independent Registered Public Accounting Firm

Ernst & Young, LLP, the independent registered public accounting firm who audited our consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the effectiveness of our internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during or subsequent to the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Sinclair Broadcast Group, Inc.

We have audited Sinclair Broadcast Group, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sinclair Broadcast Group Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sinclair Broadcast Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sinclair Broadcast Group, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' (deficit) equity and other comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008, and our report dated March 3, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Baltimore, Maryland
March 3, 2009

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

As of December 31,	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 16,470	$ 20,980
Accounts receivable, net of allowance for doubtful accounts of $3,327 and $3,882, respectively	107,376	127,891
Affiliate receivable	65	15
Current portion of program contract costs	55,751	50,276
Income taxes receivable	2,334	16,228
Prepaid expenses and other current assets	9,453	13,448
Deferred barter costs	2,654	2,026
Deferred tax assets	9,022	7,752
Total current assets	203,125	238,616
PROGRAM CONTRACT COSTS, less current portion	27,548	32,683
PROPERTY AND EQUIPMENT, net	336,964	284,551
GOODWILL	824,188	1,010,594
BROADCAST LICENSES	132,422	401,130
DEFINITE-LIVED INTANGIBLE ASSETS, net	205,743	192,733
OTHER ASSETS	86,687	64,348
Total assets	$ 1,816,677	$ 2,224,655
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 4,817	$ 3,732
Accrued liabilities	79,584	82,374
Current portion notes payable, capital leases and commercial bank financing	67,066	42,950
Current portion of notes and capital leases payable to affiliates	2,845	3,839
Current portion of program contracts payable	91,366	90,208
Deferred barter revenues	2,657	2,143
Total current liabilities	248,335	225,246
LONG-TERM LIABILITIES:		
Notes payable, capital leases and commercial bank financing, less current portion	1,275,324	1,274,386
Notes payable and capital leases to affiliates, less current portion	30,861	23,174
Program contracts payable, less current portion	81,315	79,985
Deferred tax liabilities	199,204	313,364
Other long-term liabilities	49,039	52,659
Total liabilities	1,884,078	1,968,814
MINORITY INTEREST IN CONSOLIDATED ENTITIES	16,302	3,067
SHAREHOLDERS' (DEFICIT) EQUITY:		
Class A Common Stock, $.01 par value, 500,000,000 shares authorized, 46,510,647 and 52,830,025 shares issued and outstanding, respectively	465	528
Class B Common Stock, $.01 par value, 140,000,000 shares authorized, 34,453,859 shares issued and outstanding, respectively, convertible into Class A Common Stock	345	345
Additional paid-in capital	588,399	614,156
Accumulated deficit	(669,417)	(360,324)
Accumulated other comprehensive loss	(3,495)	(1,931)
Total shareholders' (deficit) equity	(83,703)	252,774
Total liabilities and shareholders' (deficit) equity	$ 1,816,677	$ 2,224,655

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands, except per share data)

	2008	2007	2006
REVENUES:			
Station broadcast revenues, net of agency commissions	$ 639,163	$ 622,643	$ 627,075
Revenues realized from station barter arrangements	59,877	61,790	54,537
Other operating divisions revenue	55,434	33,667	24,610
Total revenues	754,474	718,100	706,222
OPERATING EXPENSES:			
Station production expenses	158,965	148,707	144,236
Station selling, general and administrative expenses	136,142	140,026	137,995
Expenses recognized from station barter arrangements	53,327	55,662	49,358
Amortization of program contract costs and net realizable value adjustments	84,422	96,436	90,551
Other operating divisions expenses	59,987	33,023	24,193
Depreciation of property and equipment	44,765	43,147	45,319
Corporate general and administrative expenses	26,285	24,334	22,795
Amortization of definite-lived intangible assets and other assets	18,340	17,595	17,529
Gain on asset exchange	(3,187)	—	—
Impairment of goodwill and broadcast licenses	463,887	—	15,589
Total operating expenses	1,042,933	558,930	547,565
Operating (loss) income	(288,459)	159,170	158,657
OTHER INCOME (EXPENSE):			
Interest expense and amortization of debt discount and deferred financing costs	(77,718)	(95,866)	(115,217)
Interest income	743	2,228	2,008
Gain (loss) from sale of assets	66	(21)	143
Gain (loss) from extinguishment of debt	5,451	(30,716)	(904)
Gain from derivative instruments	999	2,592	2,907
(Loss) income from equity and cost method investments	(2,703)	601	6,338
Other income, net	3,787	1,227	1,159
Total other expense	(69,375)	(119,955)	(103,566)
(Loss) income from continuing operations before income taxes	(357,834)	39,215	55,091
INCOME TAX BENEFIT (PROVISION)	116,484	(18,800)	(6,589)
(Loss) income from continuing operations	(241,350)	20,415	48,502
DISCONTINUED OPERATIONS:			
(Loss) income from discontinued operations, net of related income tax (provision) benefit of ($358), $270 and $3,121, respectively	(141)	1,219	3,701
Gain from discontinued operations, net of related income tax provision of $0, $489 and $885, respectively	—	1,065	1,774
NET (LOSS) INCOME	(241,491)	22,699	53,977
BASIC AND DILUTED (LOSS) EARNINGS PER COMMON SHARE:			
(Loss) earnings per share from continuing operations	$ (2.82)	$ 0.23	$ 0.57
Earnings per share from discontinued operations	$ —	$ 0.03	$ 0.06
(Loss) earnings per share	$ (2.82)	$ 0.26	$ 0.63
Weighted average common shares outstanding	85,652	86,910	85,680
Weighted average common and common equivalent shares outstanding	85,652	87,015	85,694
Dividends declared per share	$ 0.800	$ 0.625	$ 0.450

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
BALANCE, December 31, 2005	$ 471	$ 383	$ 593,259	$ (344,391)	$ —	$ 249,722
Dividends declared on Class A and Class B Common Stock	—	—	—	(38,176)	—	(38,176)
Class A Common Stock issued pursuant to employee benefit plans and stock options exercised	5	—	3,348	—	—	3,353
Tax benefit of nonqualified stock options exercised	—	—	60	—	—	60
Net income	—	—	—	53,977	—	53,977
Adjustment related to adoption of FAS 158, net of taxes	—	—	—	—	(2,475)	(2,475)
Adjustment related to adoption of SAB 108, net of taxes	—	—	—	184	—	184
BALANCE, December 31, 2006	$ 476	$ 383	$ 596,667	$ (328,406)	$ (2,475)	$ 266,645
Other comprehensive income (loss):						
Net income	$ —	$ —	$ —	$ 53,977	$ —	$ 53,977
Adjustment related to adoption of FAS 158, net of taxes	—	—	—	—	(2,475)	(2,475)
Comprehensive income (loss)	$ —	$ —	$ —	$ 53,977	$ (2,475)	$ 51,502

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
BALANCE, December 31, 2006	$ 476	$ 383	$ 596,667	$ (328,406)	$ (2,475)	$ 266,645
Adjustment related to adoption of FIN 48, effective January 1, 2007	—	—	—	(589)	—	(589)
Dividends declared on Class A and Class B Common Stock	—	—	—	(54,028)	—	(54,028)
Class A Common Stock issued pursuant to employee benefit plans and stock options exercised	14	—	15,638	—	—	15,652
Class B Common Stock converted into Class A Common Stock	38	(38)	—	—	—	—
Tax benefit of nonqualified stock options exercised	—	—	1,851	—	—	1,851
Amortization of net periodic benefit costs	—	—	—	—	544	544
Net income	—	—	—	22,699	—	22,699
BALANCE, December 31, 2007	$ 528	$ 345	$ 614,156	$ (360,324)	$ (1,931)	$ 252,774
Other comprehensive income:						
Net income	$ —	$ —	$ —	$ 22,699	$ —	$ 22,699
Amortization of net periodic benefit costs	—	—	—	—	544	544
Comprehensive income	$ —	$ —	$ —	$ 22,699	$ 544	$ 23,243

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(in thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity (Deficit)
BALANCE, December 31, 2007	$ 528	$ 345	$ 614,156	$ (360,324)	$ (1,931)	$ 252,774
Dividends declared on Class A and Class B Common Stock	—	—	—	(67,602)	—	(67,602)
Class A Common Stock issued pursuant to employee benefit plans	4	—	4,020	—	—	4,024
Tax provision on employee stock awards	—	—	(8)	—	—	(8)
Change in pension funded status amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	(1,564)	(1,564)
Repurchase of 6,722,310 shares of Class A Common Stock	(67)	—	(29,769)	—	—	(29,836)
Net loss	—	—	—	(241,491)	—	(241,491)
BALANCE, December 31, 2008	$ 465	$ 345	$ 588,399	$ (669,417)	$ (3,495)	$ (83,703)
Other comprehensive loss:						
Net loss	$ —	$ —	$ —	$ (241,491)	$ —	$ (241,491)
Change in pension funded status amortization of net periodic pension benefit costs, net of taxes	—	—	—	—	(1,564)	(1,564)
Comprehensive loss	$ —	$ —	$ —	$ (241,491)	$ (1,564)	$ (243,055)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006
(In thousands)

	2008	2007	2006
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:			
Net (loss) income	$ (241,491)	$ 22,699	$ 53,977
Adjustments to reconcile net (loss) income to net cash flows from operating activities:			
Amortization of debt discount, net of debt premium	3,290	2,678	2,263
Depreciation of property and equipment	45,027	43,432	46,248
Gain on asset exchange	(3,187)	—	—
Recognition of deferred revenue	(29,416)	(19,874)	(8,874)
Accretion of capital leases	844	912	453
(Loss) income from equity and cost method investments	2,703	(601)	(6,057)
Gain (loss) on sale of property	(66)	21	(143)
Gain on sale of broadcast assets related to discontinued operations	—	(1,553)	(2,659)
Gain from derivative instruments	(999)	(2,592)	(2,907)
Impairment of intangibles	463,887	—	15,589
Amortization of definite-lived intangible assets and other assets	18,340	17,880	18,021
Amortization of program contract costs and net realizable value adjustments	84,422	96,593	90,746
Amortization of deferred financing costs	4,054	3,312	2,509
Stock-based compensation	6,083	3,730	1,905
Excess tax provision (benefit) for stock options exercised	8	(1,851)	(60)
Loss on extinguishment of debt, non-cash portion	2,000	3,431	854
Amortization of derivative instruments	(424)	794	538
Amortization of net periodic pension benefit costs	174	544	—
Deferred tax (benefit) provision related to operations	(116,198)	34,379	18,833
Deferred tax provision related to discontinued operations	—	5,463	(1,177)
Net effect of change in deferred barter revenues and deferred barter costs	(114)	245	(595)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Decrease (increase) in accounts receivable, net	22,884	7,531	(3,366)
Decrease (increase) in taxes receivable	13,938	(10,124)	(3,625)
Decrease in prepaid expenses and other current assets	4,121	1,518	3,736
Decrease (increase) in other assets	3,037	(8)	(780)
Increase in accounts payable and accrued liabilities	14,465	17,733	14,051
Increase in income taxes payable	—	—	2,255
Decrease in other long-term liabilities	(1,221)	(6,523)	(5,573)
(Decrease) increase in minority interest	(2,770)	1,432	(100)
Dividends and distributions from equity and cost method investees	1,693	3,051	7,217
Payments on program contracts	(82,285)	(78,038)	(88,006)
Real estate held for development and sale	(1,665)	—	—
Net cash flows from operating activities	211,134	146,214	155,273
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:			
Acquisition of property and equipment	(25,169)	(23,226)	(16,923)
Consolidation of variable interest entity	1,328	—	—
Purchase of alarm monitoring contract	(7,675)	—	—
Payments for acquisition of television stations	(17,123)	—	(1,710)
Payments for acquisitions of other operating divisions companies	(53,487)	(39,075)	—
Dividends and distributions from cost method investees	1,575	583	—
Investments in equity and cost method investees	(41,971)	(16,384)	(339)
Proceeds from the sale of assets	199	696	2,430
Proceeds from the sale of broadcast assets related to discontinued operations	—	21,036	1,400
Loans to affiliates	(178)	(160)	(143)
Proceeds from loans to affiliates	179	157	141
Net cash flows used in investing activities	(142,322)	(56,373)	(15,144)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (CONTINUED)
(In thousands)

	2008	2007	2006
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:			
Proceeds from notes payable, commercial bank financing and capital leases	274,643	751,609	75,000
Repayments of notes payable, commercial bank financing and capital leases	(255,597)	(840,642)	(114,364)
Repurchase of Class A Common Stock	(29,836)	—	—
Proceeds from exercise of stock options, including excess tax benefits of $0 million, $1.9 million and $0.1 million, respectively	—	13,379	1,125
Dividends paid on Class A and Class B Common Stock	(66,683)	(49,490)	(36,062)
Payments for deferred financing costs	(524)	(7,065)	—
Proceeds from derivative terminations	8,001	—	—
Payments for derivative terminations	—	—	(3,750)
Repayments of notes and capital leases to affiliates	(3,326)	(4,060)	(4,325)
Net cash flows used in financing activities	(73,322)	(136,269)	(82,376)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,510)	(46,428)	57,753
CASH AND CASH EQUIVALENTS, beginning of year	20,980	67,408	9,655
CASH AND CASH EQUIVALENTS, end of year	$ 16,470	$ 20,980	$ 67,408

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

Sinclair Broadcast Group, Inc. is a diversified television broadcasting company that owns or provides certain programming, operating or sales services to television stations pursuant to broadcasting licenses that are granted by the Federal Communications Commission (the FCC or Commission). We currently own, provide programming and operating services pursuant to local marketing agreements (LMAs) or provide, or are provided, sales services pursuant to outsourcing agreements to 58 television stations in 35 markets. For the purpose of this report, these 58 stations are referred to as "our" stations. Our broadcast group is a single reportable segment for accounting purposes and includes diverse network affiliations as follows: FOX (20 stations); MyNetworkTV (17 stations); ABC (9 stations); The CW (9 stations); CBS (2 stations) and NBC (1 station).

Principles of Consolidation

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and variable interest entities for which we are the primary beneficiary. Minority interest represents a minority owner's proportionate share of the equity in certain of our consolidated entities. All significant intercompany transactions and account balances have been eliminated in consolidation.

Discontinued Operations

We account for the results of operations of WEMT-TV in Tri-Cities, Tennessee and WGGB-TV in Springfield, Massachusetts, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (FAS 144). Discontinued operations have not been segregated in the consolidated statements of cash flows and, therefore, amounts for certain captions will not agree with the accompanying consolidated balance sheets and consolidated statements of operations. The operating results of WEMT-TV and WGGB-TV are not included in our consolidated results from continuing operations for the years ended December 31, 2008, 2007 and 2006. In accordance with Emerging Issues Task Force Issue No. 87-24, *Allocation of Interest to Discontinued Operations*, no interest expense was allocated to these operations for the years ended December 31, 2008, 2007 and 2006. See *Note 13. Discontinued Operations,* for additional information.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* (FIN 46R). FIN 46R introduces the variable interest entity consolidation model, which determines control and consolidation based on potential variability in gains and losses of the entity being evaluated for consolidation. We adopted FIN 46R on March 31, 2004. We consolidate Variable Interest Entities (VIEs) when we are the primary beneficiary. All debt held by our VIEs is non-recourse to us.

Our application to acquire the FCC license of WNAB-TV in Nashville, Tennessee is pending FCC approval. As a result, we have an outsourcing agreement with WNAB-TV to provide certain non-programming related sales, operational and administrative services to WNAB-TV. Based on the terms of the outsourcing agreement we are considered to have a variable interest in WNAB-TV. We have determined that the WNAB-TV is a VIE and that we are the primary beneficiary of the variable interests. As a result, we consolidate the assets and liabilities of WNAB-TV.

Our applications to acquire the FCC licenses of all the television stations owned by Cunningham Broadcasting Corporation (Cunningham) are pending FCC approval. We have a Local Marketing Agreement (LMA) with each of the television stations that are considered to create variable interests in the license asset entities. We have determined that the Cunningham license asset entities are VIEs and that, based on the terms of the agreements, we are the primary beneficiary of the variable interests. As a result, we consolidate the assets and liabilities of Cunningham.

During 2008, we entered into an agreement with an unrelated third party for the right to acquire the FCC license of KFXA-TV in Cedar Rapids, Iowa, pending FCC approval. We have determined that KFXA-TV is a VIE and that we are the primary beneficiary of the variable interests of KFXA-TV as a result of the terms of our outsourcing agreement and purchase option. As a result, we consolidate the assets and liabilities of KFXA-TV.

The consolidated financial position and results of operations of WNAB-TV, KFXA-TV and Cunningham are included in the broadcast segment.

During 2007 and 2008, we made investments in four real estate ventures considered to be VIEs. We have determined that we are the primary beneficiary of the variable interests in these entities; as a result we consolidate the assets and liabilities of these entities. The activities of the real estate ventures are not material to our consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Broadcast Segment Acquisitions

In February 2008, we acquired the non-license assets of KFXA-TV in Cedar Rapids, Iowa for $17.1 million, net of cash acquired, and the right to purchase license assets, pending FCC approval, for $1.9 million. Our CBS affiliate in Cedar Rapids, KGAN-TV, provides sales and other non-programming related services to KFXA-TV pursuant to an outsourcing agreement. We have determined that based on the terms of the outsourcing agreement and license purchase option, the KFXA-TV licensed asset entity is a variable interest entity and that we are the primary beneficiary of the variable interests. As a result, we consolidate the assets and liabilities of the non-license and license assets of KFXA-TV.

Other Operating Divisions Segment Acquisitions

In May 2007, we acquired Triangle Sign & Service, Inc. (Triangle), a Baltimore-based company whose primary business is to design and fabricate commercial signs for retailers, sports complexes and other commercial businesses, for $15.9 million, net of cash acquired.

In July 2007, we acquired FBP Holding Company, LLC (FBP Holding), which holds an investment in a commercial warehouse property located in Baltimore, Maryland, for $8.3 million, consisting of $1.2 million cash, net of cash acquired, and $7.1 million in the assumption of debt. Debt assumed in conjunction with this acquisition is non-recourse to us.

In September 2007, we acquired Bagby Investors, LLC (Bagby), which holds an investment in a commercial office building in Baltimore, Maryland, for $16.9 million, net of cash acquired.

In November 2007, we acquired Alarm Funding Associates, LLC (Alarm Funding), which is a regional security alarm operating and bulk acquisition company located in Exton, Pennsylvania for $4.9 million, net of cash acquired.

In March 2008, we acquired a 50% equity interest in Bay Creek South, LLC (Bay Creek). Bay Creek is a land development venture that primarily includes residential and commercial unimproved and improved land surrounding two golf courses on Virginia's eastern shore. In conjunction with the equity investment, we purchased certain of Bay Creek's outstanding debt that was used to finance improvements to and the development of land in the venture. Our total cash, debt and equity investment in Bay Creek, including transaction costs, was $35.2 million, net of cash acquired. Approximately $0.8 million of the $35.2 million investment was funded through the conversion of an existing bridge loan to a portion of the 50% equity interest. Based on our role as the day-to-day manager and our ability to control all major decisions of the venture, the accounts of Bay Creek are included in our consolidated financial statements. Approximately $11.8 million of debt was assumed by us through the consolidation of Bay Creek; however, this debt was subsequently paid down to a zero balance at March 31, 2008. As of December 31, 2008, the purchase price allocation was finalized resulting in approximately $32.0 million of property, equipment and land being included in property and equipment, net and $17.6 million of a purchase option intangible included in definite-lived intangible assets, net in our consolidated balance sheet.

In June 2008, we acquired Jefferson Park Development, LLC (Jefferson Park) for $19.0 million. Jefferson Park is a mixed use land development project located in Frederick County, Maryland, a suburb of Washington, D.C.

We consolidate the financial statements of these entities. Their results are included in the financial statements from the date of their acquisition. These acquisitions are not material to our consolidated financial statements. These acquisitions are shown in the statement of cash flows as payments for acquisitions of other operating divisions companies. We entered into these acquisitions as part of our strategy to maximize value for our shareholders, which includes diversification through investments in non-television assets.

Investments

From time to time, we make equity and debt investments in non-broadcast assets. For the year ended December 31, 2008, we made a $6.0 million cash investment in Patriot Capital II, LP (Patriot Capital). Patriot Capital provides structured debt and mezzanine financing to small businesses. After the $6.0 million cash investment, our remaining unfunded commitment to Patriot Capital is $14.0 million. As of December 31, 2008, we made new investments of $32.6 million and add-on cash investments of $3.4 million primarily in real estate ventures.

Nonmonetary Asset Exchanges

In 2009, television broadcasters are required to cease transmitting their signals using the existing analog spectrum and begin transmitting in digital. This government mandate was established so that the analog frequencies can be freed up for use by public safety communications such as police, fire and emergency rescue. In 2004, Sprint Nextel Corporation (Nextel) also agreed to relocate its airwaves to end interference between its cellular signals and the wireless signals used by the country's public safety agencies. As part of this agreement, the FCC granted Nextel the right to a certain spectrum within the 1.9 GHz band that is currently used by television broadcasters (the analog spectrum). Accordingly, Nextel has entered into agreements with several of our stations to exchange our existing analog equipment for comparable digital equipment. As equipment is exchanged and placed in service, we will record a gain to the extent that the fair market value of the equipment received exceeds the carrying amount of the equipment relinquished. The equipment will be recorded at the estimated fair market value and will be depreciated over a useful life of 8 years. For the year ended December 31, 2008, we recorded a gain of $3.2 million for the equipment received.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standard No 141 (revised 2007), *Business Combinations* (FAS 141(R)). FAS 141(R) requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. In addition to new disclosure requirements, FAS 141(R) also makes the following significant changes: acquisition costs are expensed as incurred, noncontrolling interests are valued at fair value at the acquisition date, acquired contingencies are recorded at fair value at the acquisition date and subsequently re-measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies, in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset at the acquisition date, restructuring costs are expensed subsequent to the acquisition date and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense. This statement is effective for business combinations in which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and early adoption is prohibited. This statement could have a material effect on our consolidated financial statements if we make future acqusitions.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* (FAS 160). This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. Changes in a parent's ownership interest that result in deconsolidation of a subsidiary will result in the recognition of a gain or loss in net income when the subsidiary is deconsolidated. FAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The statement is effective for fiscals years, and interim periods within those fiscal years, beginning on or after December 15, 2008. This statement will not have a material effect on our consolidated financial statements.

In February 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, *Fair Value Measurements.* FSP FAS 157-1 amends FASB Statement No. 157, *Fair Value Measurements* (FAS 157) to exclude FASB Statement No. 13, *Accounting for Leases* (FAS 13), and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by FAS 13 (except those arising from a business combination) in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FAS 157-2 delays the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The FSP states that the application of FAS 157 for non-financial assets and non-financial liabilities will be delayed until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. FAS 157 was issued in September 2006 and defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. We applied the provisions of this statement for the year ended 2008. The application of FAS 157 did not have a material impact on our consolidated financial statements.

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Standard Position (FSP) APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement).* This FSP requires issuers of convertible debt instruments that may be settled in cash upon conversion to account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. Issuers will need to determine the carrying value of just the liability portion of the debt by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The excess of the initial proceeds received from the debt issuance and the fair value of the liability component should be recorded as a debt discount with the offset recorded to equity. The discount will be amortized to interest expense using the interest method over the life of a similar liability that does not have an associated equity component. Transaction costs incurred with third parties shall be allocated between the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively, with the debt issuance costs amortized to interest expense. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. This statement will be applied retrospectively to all periods presented as of the beginning of the first period presented, first quarter 2007, with an offsetting adjustment to the opening balance of retained earnings. In 2009, we will record the impact of this statement retrospectively by recording additional interest expense on our 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes) of approximately $6.4 million for the year ended December 31, 2007 and approximately $9.9 million for the year ended December 31, 2008. We expect to record additional interest expense of approximately $12.1 million and $4.5 million in the years ended December 31, 2009 and 2010, respectively. The interest expense assumes the exercise of our 3.0% Notes in May 2010.

In June 2008, the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.* This FSP clarifies that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities as defined in EITF 03-6, *Participating Securities and the Two-Class Method under FASB Statement No. 128* and should therefore be included in the computation of earnings per share. Our restricted stock awards are considered participating securities in accordance with this FSP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. In addition, all prior period earnings per share data shall be adjusted retrospectively. The impact of this issue will not have a material effect on our consolidated financial statements.

In June 2008, the EITF issued Issue No. 07-5, *Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock.* This issue requires that an entity use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. This issue is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The impact of this issue will not have a material effect on our consolidated financial statements.

In September 2008, the EITF reached a consensus for exposure on Issue No. 08-6, *Equity Method Investment Accounting Considerations.* This issue addresses the accounting for equity method investments as a result of the accounting changes prescribed by FAS 141(R) and FAS 160. The issue includes clarification on the following: (a) transaction costs should be included in the initial carrying value of the equity method investment, (b) an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment need only be performed as part of any other-than-temporary impairment evaluation of the equity method investment as a whole and does not need to be performed annually, (c) the equity method investee's issuance of shares should be accounted for as the sale of a proportionate share of the investment, which may result in a gain or loss in income, and (d) a gain or loss should not be recognized when changing the method of accounting for an investment from the equity method to the cost method. This issue will be effective for fiscal years beginning on January 1, 2009. The impact of this issue will not have a material effect on our consolidated financial statements.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Management regularly reviews accounts receivable and determines an appropriate estimate for the allowance for doubtful accounts based upon the impact of economic conditions on the merchant's ability to pay, past collection experience and such other factors which, in management's judgment, deserve current recognition. In turn, a provision is charged against earnings in order to maintain the appropriate allowance level.

Programming

We have agreements with distributors for the rights to television programming over contract periods, which generally run from one to seven years. Contract payments are made in installments over terms that are generally equal to or shorter than the contract period. Each contract is recorded as an asset and a liability at an amount equal to its gross contractual cash commitment when the license period begins and the program is available for its first showing. The portion of program contracts which becomes payable within one year is reflected as a current liability in the accompanying consolidated balance sheets.

The rights to this programming are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or estimated net realizable value. Estimated net realizable values are based on management's expectation of future advertising revenues, net of sales commissions, to be generated by the program material. Amortization of program contract costs is generally computed using either a four-year accelerated method or based on usage, whichever method results in the most amortization for each program. Program contract costs estimated by management to be amortized in the succeeding year are classified as current assets. Payments of program contract liabilities are typically made on a scheduled basis and are not affected by adjustments for amortization or estimated net realizable value.

Barter Arrangements

Certain program contracts provide for the exchange of advertising airtime in lieu of cash payments for the rights to such programming. The revenues realized from station barter arrangements are recorded as the programs are aired at the estimated fair value of the advertising airtime given in exchange for the program rights. Network programming is excluded from these calculations. Revenues are recorded as revenues realized from station barter arrangements and the corresponding expenses are recorded as expenses recognized from station barter arrangements.

We broadcast certain customers' advertising in exchange for equipment, merchandise and services. The estimated fair value of the equipment, merchandise or services received is recorded as deferred barter costs and the corresponding obligation to broadcast advertising is recorded as deferred barter revenues. The deferred barter costs are expensed or capitalized as they are used, consumed or received and are included in station production expenses and station selling, general and administrative expenses, as applicable. Deferred barter revenues are recognized as the related advertising is aired and are recorded in revenues realized from station barter arrangements.

Other Assets

Other assets as of December 31, 2008 and 2007 consisted of the following (in thousands):

	2008	2007
Equity and cost method investments	$ 67,352	$ 31,192
Unamortized costs related to securities issuances	9,881	13,788
Fair value of derivative instruments (a)	—	9,039
Tax contingency receivable	7,443	7,587
Other	2,011	2,742
Total other assets	$ 86,687	$ 64,348

a) During February 2008, the counterparty to these derivative instruments terminated the agreements.

Impairment of Intangible and Long-lived Assets

Statement of Financial Accounting Standard No. 142 *Goodwill and Other Intangible Assets* (FAS 142) requires that goodwill and indefinite-lived intangible assets are not amortized but rather are tested for impairment at least annually. FAS 142 prescribes a two-step method for determining goodwill impairment. In the first step, the Company determines the fair value of the reporting unit and compares that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including quoted market prices, observed earnings /cash flow multiples paid for comparable television stations and discounted cash flow models. If the net book value of the reporting unit were to exceed the fair value, we would then perform the second step of the impairment test, which requires allocation of the reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of a reporting unit's goodwill is less than its carrying amount. Broadcast licenses are analyzed at the market level in accordance with EITF 02-7, "*Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets*". When evaluating whether a broadcast license is impaired, we compare the fair value of the broadcast licenses to the carrying amount of those same broadcast licenses. If the carrying amount of the broadcast licenses exceeds the fair value, then an impairment loss is recorded to the extent that the carrying value of the broadcast licenses exceeds the fair value.

Under the provisions of FAS 144, we periodically evaluate our long-lived assets for impairment and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We evaluate the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time that such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are tested for impairment by comparing their estimated fair value to the carrying value. We typically estimate fair value using discounted cash flow models and appraisals. See *Note 5. Goodwill and Other Intangible Assets*, for more information.

Accrued Liabilities

Accrued liabilities consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Compensation	$ 14,985	$ 18,170
Interest	10,161	11,290
Dividends payable	16,038	15,139
Other accruals relating to operating expenses	27,566	23,564
Deferred revenue	10,834	14,211
Total accrued liabilities	$ 79,584	$ 82,374

We do not accrue for repair and maintenance activities in advance of planned or unplanned major maintenance activities. We generally expense these activities when incurred.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statements carrying amounts and the tax bases of assets and liabilities. We provide a valuation allowance for deferred tax assets if we determine, based on the weight of available evidence, that it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2008, valuation allowances have been provided for a substantial amount of our available federal and state NOLs. Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of ongoing audits and the expiration of applicable statute of limitations, accruals are adjusted as necessary in accordance with the measurement and recognition provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.*

Supplemental Information – Statements of Cash Flows

During 2008, 2007 and 2006, we had the following cash transactions (in thousands):

	2008	2007	2006
Income taxes paid related to continuing operations	$ 3,477	$ 258	$ 654
Income taxes paid related to sale of discontinued operations	$ —	$ —	$ 4,057
Income tax refunds received related to continuing operations	$ 11,810	$ 7,756	$ 4,993
Income tax refunds received related to discontinued operations	$ 5,501	$ 157	$ 6,762
Interest paid	$ 73,041	$ 97,649	$ 109,459
Premium payments related to extinguishment of debt	$ 301	$ 27,285	$ 853
Debt assumed in conjunction with the acquisition of other operating divisions companies	$ —	$ 7,120	$ —

Non-cash barter and trade expense are presented in the consolidated statements of operations. Non-cash transactions related to capital lease obligations were $10.0 million, $8.9 million and $3.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. Debt assumed in conjunction with the acquisition of other operating divisions companies is non-recourse to us.

Local Marketing Agreements

We generally enter into local marketing agreements (LMAs) and similar arrangements with stations located in markets in which we already own and operate a station. Under the terms of these agreements, we make specified periodic payments to the owner-operator in exchange for the right to program and sell advertising on a specific portion of the station's inventory of broadcast time. Nevertheless, as the holder of the FCC license, the owner-operator retains control and responsibility for the operation of the station, including responsibility over all programming content broadcast on the station.

Included in the accompanying consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006 are net revenues of $109.7 million, $109.3 million and $120.0 million, respectively, that relate to LMAs.

Outsourcing Agreements

We have entered into outsourcing agreements in which our stations provide, or are provided, various non-programming related services such as sales, operational and managerial services to, or by, other stations.

Revenue Recognition

Total revenues include: (i) cash and barter advertising revenues, net of agency and national representatives' commissions; (ii) retransmission consent fees; (iii) network compensation; (iv) other broadcast revenues and (v) revenues from our other operating divisions.

Advertising revenues, net of agency and national representatives' commissions, are recognized in the period during which time spots are aired.

Our retransmission consent agreements contain both advertising and retransmission consent elements. We have determined that our retransmission consent agreements are revenue arrangements with multiple deliverables and fall within the scope of EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables* (EITF 00-21). Advertising and retransmission consent deliverables sold under our agreements are separated into different units of accounting at fair value. Revenue applicable to the advertising element of the arrangement is recognized similar to the advertising revenue policy noted above. Revenue applicable to the retransmission consent element of the arrangement is recognized ratably over the life of the agreement.

Network compensation revenue is recognized ratably over the term of the contract. All other significant revenues are recognized as services are provided.

Advertising Expenses

Advertising expenses are recorded in the period when incurred and are included in station production expenses. Total advertising expenses from continuing operations, net of advertising co-op credits, were $7.6 million, $8.4 million and $7.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

We receive, from time to time, up front payments from service providers. Such amounts are recognized as a reduction in selling, general and administrative expenses on a straight-line basis over the term of the contracts.

Financial Instruments

Financial instruments, as of December 31, 2008 and 2007, consisted of cash and cash equivalents, trade accounts receivable, notes receivable (which are included in other current assets), derivatives, accounts payable, accrued liabilities and notes payable. The carrying amounts approximate fair value for each of these financial instruments, except for the notes payable. See *Note 6. Notes Payable and Commercial Bank Financing,* for additional information regarding the fair value of notes payable.

Pension

In September 2006, the FASB issued FAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* (FAS 158). FAS 158 requires us to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our pension plan in our consolidated financial statements. At adoption, we recorded an adjustment to accumulated other comprehensive loss of $2.5 million (net of taxes of $1.7 million) that represented the net unrecognized actuarial losses which we previously netted against the plan's funded status in our consolidated financial statements pursuant to the provisions of FASB Statement No. 87. For the year ended December 31, 2007, we had no liability. For the year ended December 31, 2008, we recognized a liability of $2.2 million, representing the under funded status of our defined benefit pension plan.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year's presentation.

2. STOCK-BASED COMPENSATION PLANS:

Description of Awards

We have seven types of stock-based compensation awards: compensatory stock options (options), restricted stock awards (RSAs), an employee stock purchase plan (ESPP), employer matching contributions (the Match) for participants in our 401(k) plan, stock-settled appreciation rights (SARS), subsidiary stock awards and stock grants to our non-employee directors. Below is a summary of the key terms and methods of valuation of our stock-based compensation awards:

Options. In June 1996, our Board of Directors adopted, upon approval of the shareholders by proxy, the 1996 Long-Term Incentive Plan (LTIP). The purpose of the LTIP is to reward key individuals for making major contributions to our success and the success of our subsidiaries and to attract and retain the services of qualified and capable employees. Options granted pursuant to the LTIP must be exercised within 10 years following the grant date. On April 21, 2005, we accelerated the vesting of 390,039 stock options, which were all of our outstanding unvested options at that time. We have not issued any options subsequent to accelerating the vesting in 2005 and do not expect to issue options in future periods. A total of 14,000,000 shares of Class A Common Stock are reserved for awards under this plan. As of December 31, 2008, 11,201,759 shares (including forfeited shares) were available for future grants.

The following is a summary of changes in outstanding stock options:

	Options	Weighted-Average Exercise Price	Exercisable	Weighted-Average Exercise Price
Outstanding at December 31, 2005	6,352,720	$ 15.78	6,352,720	$ 15.78
2006 Activity:				
Granted	—	$ —	—	—
Exercised	(119,275)	$ 8.95	—	—
Forfeited	(3,149,770)	$ 15.20	—	—
Outstanding at December 31, 2006	3,083,675	$ 16.53	3,083,675	$ 16.53
2007 Activity:				
Granted	—	$ —	—	—
Exercised	(1,131,425)	$ 10.19	—	—
Forfeited	(370,000)	$ 17.14	—	—
Outstanding at December 31, 2007	1,582,250	$ 20.71	1,582,250	$ 20.71
2008 Activity				
Granted	**—**	**$ —**	**—**	**—**
Exercised	**—**	**$ —**	**—**	**—**
Forfeited	**(1,076,000)**	**$ 24.63**	**—**	**—**
Outstanding at December 31, 2008	**506,250**	**$ 12.45**	**506,250**	**$ 12.45**

Outstanding	Exercise Price	Weighted-Average Remaining Contractual Life (In Years)	Exercisable	Weighted Average Exercise Price
173,250	$ 6.68 – 9.95	2.9	173,250	$ 8.68
278,000	$ 10.09 – 15.06	3.4	278,000	$ 12.57
45,000	$ 17.00 – 24.20	0.4	45,000	$ 22.60
10,000	$ 28.28 – 28.42	0.1	10,000	$ 28.34
506,250	$ 6.68 – 28.42		506,250	$ 12.45

Designated Participants Stock Option Plan. In connection with our initial public offering in June 1995, our Board of Directors adopted an Incentive Stock Option Plan for Designated Participants (Designated Participants Stock Option Plan) pursuant to which options for shares of Class A Common Stock were granted to certain of our key employees. Options granted pursuant to Designated Participants Stock Option Plan must be exercised within 10 years following the grant date. As of December 31, 2005, no shares were available for future grants because the Plan expired in June 2005, the tenth anniversary date of the Plan. The Designated Participants Stock Option Plan participants forfeited shares during 2007 and 2008. As of December 31, 2008, there were no shares outstanding.

RSAs. RSAs are granted to employees pursuant to the LTIP. RSAs have certain restrictions that lapse over three years at 25%, 25% and 50%, respectively. As the restrictions lapse, the Class A Common Stock may be freely traded on the open market. On April 1, 2008, we awarded 95,500 RSAs that had a fair value of $8.94 per share, which was the value of the stock on the trading date immediately prior to the grant date. On April 2, 2007, we awarded 55,500 RSAs that had a fair value of $15.78 per share, which was the value of the stock on the trading date immediately prior to the grant date. On April 3, 2006, we awarded 40,000 RSAs that had a fair value of $7.81 per share, which was the value of the stock on the trading date immediately prior to the grant date. As of December 31, 2008, 33,875 shares were vested. RSA participants forfeited 875 shares during 2008. For the years ended December 31, 2008, 2007 and 2006, we recorded expense of $0.6 million, $0.3 million and less than $0.1 million, respectively. This expense reduced our consolidated income, but it had no effect on our consolidated cash flows. Additionally, any RSAs for which the restrictions have lapsed will be included in weighted average shares outstanding, which can have a dilutive effect on our earnings per share. Any RSAs for which the restrictions have not lapsed will be included in total equivalent shares outstanding, based on the treasury stock method, which could have a dilutive effect on our diluted earnings per share.

ESPP. In March 1998, the Board of Directors adopted, subject to approval of the shareholders, the ESPP. The ESPP provides our employees with an opportunity to become shareholders through a convenient arrangement for purchasing shares of Class A Common Stock. On the first day of each payroll deduction period, each participating employee receives options to purchase a number of shares of our common stock with money that is withheld from his or her paycheck. The number of shares available to the participating employee is determined at the end of the payroll deduction period by dividing the total amount of money withheld during the payroll deduction period by the exercise price of the options (as described below). Options granted under the ESPP to employees are automatically exercised to purchase shares on the last day of the payroll deduction period unless the participating employee has, at least thirty days earlier, requested that his or her payroll contributions stop. Any cash accumulated in an employee's account for a period in which an employee elects not to participate is distributed to the employee.

The initial exercise price for options under the ESPP is 85% of the lesser of the fair market value of the common stock as of the first day of the payroll deduction period and as of the last day of that period. No participant can purchase more than $25,000 worth of our common stock over all payroll deduction periods ending during the same calendar year. We value the stock options under the ESPP using the Black-Scholes option pricing model, which incorporates the following assumptions as of December 31, 2008 and 2007:

	2008	2007
Risk-free interest rate	1.36%	5.23%
Expected life	91 days	91 days
Expected volatility	117.70%	38.38%
Annual dividend yield	15.22%	5.60%

We use the Black-Scholes model as opposed to a lattice pricing model because employee exercise patterns are not relevant to this plan. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life is based on the approximate number of days in the quarter assuming the option was issued on the first day of the quarter. The expected volatility is based on our historical stock prices over the previous 90-day period. The annual dividend yield is based on the annual dividend per share divided by the share price on the grant date.

The stock-based compensation expense recorded related to the ESPP for the years ended December 31, 2008, 2007 and 2006 was $0.2 million, $0.2 million and $0.1 million, respectively. Less than 0.1 million shares were issued to employees during the year ended December 31, 2008. This expense reduced our consolidated income, but it had no effect on our consolidated cash flows. Additionally, options issued under the ESPP are included in the total shares outstanding at the end of each period, which results in a dilutive effect on our basic and diluted earnings per share.

Match. The Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust (the 401(k) Plan) is available as a benefit for our eligible employees. Contributions made to the 401(k) Plan include an employee elected salary reduction amount, company-matching contributions (the Match) and an additional discretionary amount determined each year by the Board of Directors. The Match and any discretionary contributions may be made using our Class A Common Stock if the Board of Directors so chooses. Typically, we make the Match using our Class A Common Stock.

The value of the Match is based on the level of elective deferrals into the 401(k) plan. The amount of shares of our Class A Common Stock used to make the Match is determined using the closing price on or about March 1st of each year for the previous calendar year's Match. The Match is discretionary and is equal to a maximum of 50% of elective deferrals by eligible employees, capped at 4% of the employee's total cash compensation. For the years ended December 31, 2008, 2007 and 2006, we recorded $2.0 million, $1.9 million and $1.6 million, respectively, of compensation expense related to the Match.

SARs. On April 1, 2008, 350,000 SARs were granted to David Smith, our President and Chief Executive Officer, pursuant to the LTIP. The base value of each SAR is $8.94 per share, which was the closing price of our Class A Common Stock on the grant date. The SARs had a grant date fair value of $0.5 million. On April 2, 2007, 200,000 SARs were granted to David Smith pursuant to the LTIP. The SARs grants have a 10-year term and vest immediately. We valued the SARs using the Black-Scholes model and the following assumptions:

	2008	2007
Risk-free interest rate	**4.25%**	5.17%
Expected life	**10 years**	10 years
Expected volatility	**46.10%**	36.16%
Annual dividend yield	**9.23%**	3.96%

For the years ended December 31, 2008 and 2007, we recorded compensation expense of $0.5 million and $1.0 million, respectively related to these grants. We did not issue any SARs in 2006. This expense reduced our consolidated income, but had no effect on our consolidated cash flows. During 2008, these SARs had no effect on the shares used in our basic and diluted earnings per share.

Subsidiary Stock Awards. From time to time, we grant subsidiary stock awards to employees. The subsidiary stock is typically in the form of a membership interest in a consolidated limited liability company, not traded on a public exchange and valued based on the estimated fair value of the subsidiary. Fair value is typically estimated using discounted cash flow models and appraisals. These stock awards vest immediately. For the years ended December 31, 2008 and 2007, we recorded compensation expense of $2.5 million and $0.7 million, respectively related to these awards. We did not issue any subsidiary stock awards in 2006. This expense reduced our consolidated income, but had no effect on our consolidated cash flows. These awards have no effect on the shares used in our basic and diluted earnings per share.

Stock Grants to Non-Employee Directors. In addition to directors fees paid, on the date of each of our annual meetings of shareholders, each non-employee director receives a grant of shares of Class A Common Stock pursuant to the LTIP. In 2008, 2007 and 2006, each non-employee director received 5,000 shares, 5,000 shares and 2,000 shares, respectively. On May 15, 2008, we granted 25,000 shares that had a fair value of $9.28 per share, which was the closing value of the stock on the date of grant. On May 10, 2007, we granted 25,000 shares that had a fair value of $15.27 per share, which was the closing value of the stock on the date of grant. On May 11, 2006, we granted 10,000 shares that had a fair value of $8.09 per share, which was the closing value of the stock on the date of grant. We recorded an expense of $0.2 million, $0.4 million and less than $0.1 million on the date of grant for the years ended December 31, 2008, 2007 and 2006, respectively. This expense reduced our consolidated income, but it had no effect on our consolidated cash flows. Additionally, these shares are included in the total shares outstanding, which results in a dilutive effect on our basic and diluted earnings per share.

3. INVESTMENTS:

We have a limited partnership interest in Allegiance Capital Limited Partnership (Allegiance). Allegiance is a private mezzanine venture capital fund, which invests in the subordinated debt and equity of privately held companies. The partnership is structured as a debenture Small Business Investment Company (SBIC) and is a federally licensed SBIC. We account for our investment in Allegiance under the equity method of accounting. We have retained the specialized accounting for our investment in Allegiance pursuant to EITF Issue No. 85-12, *Retention of Specialized Accounting for Investments in Consolidation*. The balance of our investment was $8.4 million as of December 31, 2008.

In the event that one or more of our investments are significant, we are required to disclose summarized financial information. The table below presents the unaudited summarized statement of operations for these investments for the years ended December 31, 2008, 2007 and 2006 and the unaudited summarized assets and liabilities for these investments as of December 31, 2008 and 2007 (in thousands):

	As of December 31,	
	2008	2007
Current assets	**$ 3,422**	$ 2,207
Long-term assets	**15,030**	23,804
Total assets	**$ 18,452**	$ 26,011
Current liabilities	**$ 179**	$ 317
Long-term liabilities	**9,594**	15,851
Total liabilities	**9,773**	16,168
Equity	**8,679**	9,843
Total liabilities and equity	**$ 18,452**	$ 26,011

	For the Years Ended December 31,		
	2008	2007	2006
Operating revenue	**$ 2,500**	$ 3,323	$ 2,581
Operating expenses	**$ 1,294**	$ 1,737	$ 1,573
(Loss) income from continuing operations	**$ (1,065)**	$ 2,429	$ 8,570
Net (loss) income	**$ (1,065)**	$ 2,429	$ 8,570

We have other cost and equity investments in private investment funds, real estate ventures and privately held small businesses. Management does not believe that these investments individually, or in the aggregate, are material to the accompanying consolidated financial statements. These investments are included in our other operating divisions segment.

Impairment of Investments

Each quarter, we review our investments for impairment. For any investments that indicate a potential impairment, we estimate the fair values of those investments using discounted cash flow models, unrelated third party valuations or industry comparables, based on the various facts available to us. As a result of these reviews, we recorded an impairment of $1.0 million in the consolidated statements of operations for the year ended December 31, 2007. No impairment was recorded for the years ended December 31, 2008 or 2006.

In addition to our equity and cost method investment mentioned above, we hold two loans in real estate ventures. During 2008, we reserved one of the loans through a $3.9 million charge to other operating divisions expense in our consolidated statements of operations.

4. PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed under the straight-line method over the following estimated useful lives:

Buildings and improvements	10 - 30 years
Station equipment	5 - 10 years
Office furniture and equipment	5 - 10 years
Leasehold improvements	Lesser of 10 - 30 years or lease term
Automotive equipment	3 - 5 years
Property and equipment under capital leases	Lease term

Property and equipment consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Land and improvements	$ 20,598	$ 18,444
Real estate held for development and sale	49,567	—
Buildings and improvements	88,137	87,998
Station equipment	372,121	363,952
Office furniture and equipment	45,222	46,854
Leasehold improvements	15,593	15,424
Automotive equipment	12,591	11,254
Capital leased assets	94,842	81,752
Construction in progress	3,998	1,374
	702,669	627,052
Less: accumulated depreciation	(365,705)	(342,501)
	$ 336,964	$ 284,551

Capital leased assets are related to building, tower and station equipment leases. Depreciation related to capital leases is included in depreciation expense in the consolidated statements of operations. We recorded capital lease depreciation expense of $5.3 million, $4.8 million and $4.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. Approximately $9.3 million and $5.5 million of property and equipment related to consolidated VIEs for 2008 and 2007.

5. GOODWILL, BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS:

FAS 142 requires that goodwill and broadcast licenses be tested for impairment at least annually. We test our broadcast licenses and goodwill annually during the fourth quarter each year and between annual evaluations if events occur or circumstances change that indicate that the fair value of our reporting units or licenses may be below their carrying amount.

When evaluating whether goodwill is impaired, we aggregate our stations by market for purposes of our goodwill impairment testing. We believe that our markets are most representative of our broadcast reporting units because we view, manage and evaluate our stations on a market basis. Furthermore, in our markets operated as duopolies, certain costs of operating the stations are shared including the use of buildings and equipment, the sales force and administrative personnel. We then compare the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We estimate the fair market value of our reporting units using a combination of quoted market prices, observed earnings/cash flow multiples paid for comparable television stations, and discounted cash flow models. Our discounted cash flow model is based on our judgment of future market conditions within each designated marketing area, as well as discount rates that would be used by market participants in an arms-length transaction. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss is calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its implied fair value.

When evaluating our broadcast licenses for impairment, the testing is done at the unit of accounting level as determined by EITF 02-7, "*Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets*", using the income approach method. The income approach method involves a eight-year model that incorporates several variables, including, but not limited, to discounted cash flows of a typical market participant, market revenue and long term growth projections, estimated market share for the typical participant and estimated profit margins based on market size and station type. The model also assumes outlays for capital expenditures, future terminal values, an effective tax rate assumption and a discount rate based on the weighted-average cost of capital of the television broadcast industry.

Based on assessments performed during the years ended December 31, 2008 and 2006, we recorded $463.9 million and $15.6 million, respectively, in impairment charges on our goodwill and broadcast licenses. The 2008 impairment charge included $270.4 million and $193.5 million related to broadcast licenses and goodwill, respectively. The impairment charge taken in 2008 was primarily due to the severe economic downturn during the fourth quarter and, as a result, we made revisions to forecasted cash flows, cash flow multiples and discount rates. Broadcast licenses were impaired in 31 of 35 markets. We recorded goodwill impairment in four markets including St. Louis, Missouri; Las Vegas, Nevada; Flint/Saginaw/Bay City, Michigan; and Springfield/Champaign, Illinois. There was no impairment recorded for the year ended December 31, 2007. The key assumptions used to determine the fair value of our reporting units to test our goodwill for impairment and to determine the fair value of our and broadcast licenses impairment tests in 2008 were as follows:

	Goodwill	Broadcast Licenses
Revenue annual growth rate	2.0% - 5.0%	1.8% - 3.5%
Expense annual growth rate	2.0% - 2.5%	1.9% - 3.4%
Discount rate	10.0%	10.8%
Comparable business multiple/Constant growth rate	9.0 times cash flow	1.8% - 3.5%

As of December 31, 2008 and 2007, the carrying amount of our broadcast licenses related to continuing operations was as follows (in thousands):

	As of December 31,	
	2008	2007
Beginning balance	$ 401,130	$ 401,130
Broadcast license impairment charge	(270,422)	—
Acquisition of television station (a)	1,714	—
Ending balance (b)	$ 132,422	$ 401,130

(a) In February 2008, we acquired the non-licensed assets of KFXA-TV in Cedar Rapids. The KFXA-TV is a VIE and we are the primary beneficiary, therefore, we consolidate the license assets as well.

(b) Approximately $11.5 million and $48.8 million of broadcast licenses relate to consolidated VIEs as of December 31, 2008 and 2007, respectively.

The change in the carrying amount of goodwill related to continuing operations was as follows (in thousands):

	As of December 31,	
	2008	2007
Beginning balance	$ 1,010,594	$ 1,007,268
Goodwill impairment charge (a)	(193,465)	—
Acquisition of television station (b)	6,999	—
Acquisition of other operating divisions companies (c)	60	3,326
Ending balance	$ 824,188	$ 1,010,594

(a) Approximately $191.9 million of the goodwill impairment charge related to our broadcast segment. The remaining $1.6 million related to our other operating divisions segment.

(b) In February 2008, we acquired the non-licensed assets of KFXA-TV in Cedar Rapids, Iowa.

(c) Included in 2007 is the goodwill from the acquisitions of Triangle and Alarm Funding. In 2008, we finalized the purchase price allocation for Alarm Funding. See *Note 1. Acquisitions*, for further information.

Definite-lived intangible assets and other assets subject to amortization are being amortized on a straight-line basis over periods of 5 to 25 years. These amounts result from the acquisition of certain television station non-license assets. We analyze specific definite-lived intangibles for impairment when events occur that may impact their value in accordance with FAS 144. There was no impairment charge recorded for the years ended December 31, 2008 and 2007, respectively.

The following table shows the gross carrying amount and accumulated amortization of intangibles and estimated amortization related to continuing operations (in thousands):

	Weighted Average Amortization Period	As of December 31, 2008		As of December 31, 2007	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:					
Network affiliation	25 years	$ 245,160 (a)	$ (109,638)	$ 239,235	$ (100,106)
Decaying advertiser base	15 years	122,375	(100,563)	122,358	(94,862)
Other	15 years	76,967 (b)	(28,558)	51,557	(25,449)
Total		$ 444,502	$ (238,759)	$ 413,150	$ (220,417)

(a) During 2008, we acquired the non-license assets of KFXA-TV in Cedar Rapids, Iowa.

(b) During 2008, the primary change to other was the Bay Creek $17.6 million purchase option intangible and $7.7 million in additional purchases of alarm monitoring contracts.

The amortization expense of the definite-lived intangible assets and other assets for the years ended December 31, 2008, 2007 and 2006 was $18.3 million, $17.6 million and $17.5 million, respectively. The following table shows the estimated amortization expense of the definite-lived intangible assets and other assets for the next five years (in thousands):

For the year ended December 31, 2009	$	17,947
For the year ended December 31, 2010	$	17,479
For the year ended December 31, 2011	$	16,153
For the year ended December 31, 2012	$	14,996
For the year ended December 31, 2013	$	13,078

6. NOTES PAYABLE AND COMMERCIAL BANK FINANCING:

Bank Credit Agreement

On December 21, 2006, we amended and restated the Bank Credit Agreement. The Bank Credit Agreement, in effect on December 31, 2006, included a Term Loan A (the Term Loan A) of $100.0 million, a Revolving Credit Facility (the Revolver) of $175.0 million and a Term Loan A-1 facility (the Term Loan A-1) of $225.0 million maturing on December 31, 2011, June 30, 2011 and December 31, 2012, respectively.

Availability under the Revolver does not reduce incrementally and terminates at maturity. We are required to prepay the Term Loan A-1 and Term Loan A and reduce the Revolver with (i) 100% of the net proceeds of any casualty loss or condemnation and (ii) 100% of the net proceeds of any sale or other disposition of our assets in excess of $5.0 million in the aggregate in any 12 month period, to the extent such proceeds are not used to acquire new assets.

For the year ended December 31, 2008, we had drawn $84.6 million on the Revolver and $84.0 million of current borrowing capacity was available. Due to the Lehman Brothers Holdings, Inc. bankruptcy, our $175.0 million committed revolving line of credit was reduced by $6.4 million.

Scheduled payments on the Term Loan A, Term Loan A-1 and Revolver are calculated at the London Interbank Offered Rate (LIBOR) plus 1.25%, with step-downs tied to a leverage grid. We have the right to terminate the Term Loan A, Term Loan A-1 or Revolver at any time without prepayment penalty. The Term Loan A is repayable in quarterly installments, amortizing as follows:

- 1.25% per quarter commencing March 31, 2007 to December 31, 2008
- 3.75% per quarter commencing March 31, 2009 to December 31, 2010
- 15.0% per quarter commencing March 31, 2011 and continuing through its maturity on December 31, 2011.

The Term Loan A-1 is repayable in quarterly installments, amortizing as follows:

- 1.25% per quarter commencing March 31, 2009 to December 31, 2009
- 2.50% per quarter commencing March 31, 2010 to December 31, 2010
- 3.75% per quarter commencing March 31, 2011 to December 31, 2011
- 17.50% per quarter commencing March 31, 2012 and continuing through its maturity on December 31, 2012.

The weighted average interest rates of the Term Loan A for the year and the month ended December 31, 2008 were 3.76% and 2.19%, respectively. The weighted average interest rates of the Term Loan A for the year and the month ended December 31, 2007, were 5.99% and 5.56%, respectively. The weighted average interest rates of the Term Loan A-1 for the year and month ended December 31, 2008, were 3.94% and 2.44%, respectively. The weighted average interest rates of the Tem Loan A-1 for the year and month ended December 31, 2007, were 6.25% and 5.81%, respectively. During 2008, 2007 and 2006, the interest expense relating to the Bank Credit Agreement was $14.1 million, $19.6 million and $6.0 million, respectively.

8.75% Senior Subordinated Notes, Due 2011

In December 2001, we completed an issuance of $310.0 million aggregate principal amount of 8.75% Senior Subordinated Notes, due 2011 (the 8.75% Notes). Interest on the 8.75% Notes was paid semiannually on June 15 and December 15 of each year. The 8.75% Notes were issued under an indenture among us, our subsidiaries (the guarantors) and the trustee.

On January 19, 2007, we borrowed net proceeds of $225.0 million under our Term Loan A-1 pursuant to our amended and restated Bank Credit Agreement. On January 22, 2007, we used these proceeds along with $59.4 million of cash on hand and additional borrowings of $23.0 million under our Revolving Credit Facility to fully redeem the aggregate principal amount of $307.4 million of our 8.75% Notes. The redemption was affected in accordance with the terms of the indenture governing the 8.75% Notes at a redemption price of 104.375% of the principal amount of the 8.75% Notes plus accrued and unpaid interest. As a result of the redemption, we recorded a loss from extinguishment of debt of $15.7 million representing the redemption premium and write-off of certain debt acquisition costs.

Interest expense was $1.6 million and $26.9 million for the years ended December 31, 2007 and 2006, respectively.

8.0% Senior Subordinated Notes, Due 2012

From March 2002 through May 29, 2003, we issued $650.0 million aggregate principal amount of 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes). Interest on the 8.0% Notes is paid semiannually on March 15 and September 15 of each year, beginning September 15, 2002. The 8.0% Notes were issued under an indenture among us, certain of our subsidiaries (the guarantors) and the trustee.

On June 11, 2007 and June 18, 2007, we partially redeemed $300.0 million and $45.0 million, respectively, of our existing 8.0% Notes at a redemption price of 104% of the principal amount of the 8.0% Notes plus accrued and unpaid interest with net proceeds from the offering of the 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes) and cash on hand. As a result of the partial redemption, we recorded a loss from extinguishment of debt of $15.0 million representing the redemption premium and write-off of certain debt acquisition costs, a debt premium and an unamortized derivative asset.

In addition to the partial redemption noted above, during 2008 and 2007, we repurchased, in the open market, $38.8 million and $9.9 million, respectively, of the 8.0% Notes at face value. As a result of these redemptions, we recorded a gain from extinguishment of debt of $0.4 million and a loss from extinguishment of debt of less than $0.1 million for the years ended December 31, 2008 and 2007, respectively.

Currently, we may redeem all of the 8.0% Notes at a redemption premium of 2.667%, reducing incrementally to 0.0% after March 15, 2010. We may consider making a tender offer to repurchase some or all of these notes in the future.

Interest expense was $19.4 million, $34.0 million and $50.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The weighted average interest rate for the 8.0% Notes including the amortization of its bond premium was 7.94% and 8.08% for the years ended December 31, 2008 and 2007, respectively.

6.0% Convertible Debentures, Due 2012

On June 15, 2005, we completed an exchange of our Series D Convertible Exchangeable Preferred Stock (the Preferred Stock) into 6.0 % Convertible Debentures, due 2012 (the 6.0% Debentures). The 6.0% Debentures mature September 15, 2012, and bear interest at a rate of 6.0% per annum, payable quarterly on each March 15, June 15, September 15 and December 15, beginning September 15, 2005. The 6.0% Debentures are convertible into Class A Common Stock at the option of the holders at a conversion price of $22.813 per share, subject to adjustment. The difference in the carrying amount of the Preferred Stock and the fair value of the 6.0% Debentures was recorded as a $31.7 million discount on the 6.0% Debentures and is being amortized over the life of the 6.0% Debentures using the effective interest method.

During 2008 and 2006, we redeemed, on the open market, $18.1 million and $8.6 million, respectively, of the 6.0% Debentures. In connection with these redemptions, we recorded a gain from extinguishment of debt of $2.2 million and a loss from extinguishment of debt of $0.5 million for the years ended December 31, 2008 and 2006, respectively. We did not redeem 6.0% Debentures during 2007. As of the filing date, in first quarter 2009, we redeemed in the open market $1.0 million face value of our 6.0% Debentures.

Currently, we may redeem all of the 6.0% Debentures at no redemption premium.

Interest expense was $9.0 million, $9.2 million, and $9.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The weighted average interest rate for the 6.0% Debentures including the amortization of its bond discount was 8.52% and 8.20% for the years ended December 31, 2008 and 2007, respectively.

4.875% Convertible Senior Notes, Due 2018

During May 2003, we completed a private placement of $150.0 million aggregate principal amount of 4.875% Convertible Senior Notes, due 2018 (the 4.875% Notes). The 4.875% Notes were issued at par, mature on July 15, 2018, and have the following characteristics:

- the 4.875% Notes are convertible into shares of our Class A Common Stock at the option of the holder upon certain circumstances. The conversion price is $22.37 until March 31, 2011, at which time the conversion price increases quarterly until reaching $28.07 on July 15, 2018;

- the 4.875% Notes may be put to us at par on January 15, 2011 or called thereafter by us;

- the 4.875% Notes bear cash interest at an annual rate of 4.875% until January 15, 2011 and bear cash interest at an annual rate of 2.00% from January 15, 2011 through maturity;

- the principal amount of the 4.875% Notes will accrete to 125.66% of the original par amount from January 15, 2011 to maturity so that when combined with the cash interest, the yield to maturity of the 4.875% Notes will be 4.875% per year; and

- under certain circumstances, we will pay contingent cash interest to the holders of the 4.875% Notes during any six month period from January 15 to July 14 and from July 15 to January 14, commencing with the six month period beginning January 15, 2011.

During 2008, we redeemed, on the open market, $6.5 million of the 4.875% Notes. We recorded a $2.8 million gain from extinguishment of debt related to this redemption for the year ended December 31, 2008.

Interest expense was $7.3 million for each of the years ended December 31, 2008, 2007 and 2006.

3.0% Convertible Senior Notes, Due 2027

On May 10, 2007, we completed an offering of $300.0 million aggregate principal amount of 3.0% Convertible Senior Notes, due 2027 (the 3.0% Notes). Upon certain conditions, the 3.0% Notes are convertible into cash and, in certain circumstances, shares of Class A Common Stock. If the 3.0% Notes are converted into Class A Common Stock prior to maturity, they are convertible at an initial conversion price of $20.43 per share, subject to adjustment, which is equal to an initial conversion rate of approximately 48.9476 shares of Class A Common Stock per $1,000 principal amount of notes.

The 3.0% Notes may be surrendered for conversion at any time on or before November 15, 2026 if the following conditions are met:

- during any calendar quarter commencing after the date of original issuance of the 3.0% Notes, if the closing sale price of our Class A Common Stock, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 130% of the conversion price in effect on that last trading day;
- during the ten consecutive trading day period following any five consecutive trading day period in which the trading price for the 3.0% Notes for each such trading day was less than 95% of the closing sale price of our Class A Common Stock on such date multiplied by the then current conversion rate;
- if the 3.0% Notes have been called for redemption; or
- if we make certain significant distributions to our Class A Common Stock shareholders, we enter into specified corporate transactions or our Class A Common Stock ceases to be listed on The NASDAQ Global Select Market and is not listed for trading on another U.S. national or regional securities exchange.

The 3.0% Notes may be surrendered for conversion after November 15, 2026, and at any time prior to the close of business on the business day immediately preceding the maturity date regardless of whether any of the foregoing conditions have been satisfied. Upon a fundamental change, holders of the 3.0% Notes may require us to repurchase for cash all or part of their notes at a repurchase price equal to 100.0% of the principal amount plus accrued and unpaid interest. Holders of the 3.0% Notes will also have the right to require us to repurchase the notes for cash on May 15, 2010, May 15, 2017 and May 15, 2022, or any other such date to be determined by us at a repurchase price payable in cash equal to the aggregate principal amount plus accrued and unpaid interest (including contingent cash interest), if any, through the repurchase date. The 3.0% Notes require us to settle the principal amount in cash and the conversion spread in cash or net shares at our option.

We are required to pay contingent cash interest to the holders of the 3.0% Notes during any six-month period from May 15 to November 14 and from November 15 to May 14, commencing with the period beginning May 20, 2010 if the average note price for the applicable five trading day period equals 120% or more of the principal amount of such notes and in certain other circumstances. The amount of contingent cash interest payable per note in respect of any six-month period will equal 0.375% per year of the average note price for the applicable five trading day period. The 3.0% Notes may not be redeemed prior to May 20, 2010 and may thereafter be redeemed by us at par.

On May 18, 2007, the underwriters of the 3.0% Notes exercised their option to purchase up to an additional aggregate $45.0 million principal amount of the 3.0% Notes. The offering was made pursuant to our universal shelf registration statement previously filed with the Securities and Exchange Commission. Net costs associated with the offering totaled $6.7 million. These costs were capitalized and are being amortized as interest expense over the life of the debt.

As of the filing date, in first quarter 2009, we repurchased in the open market, $45.7 million face value of our 3.0% Notes.

Interest expense was $10.4 million and $6.6 million for the years ended December 31, 2008 and 2007, respectively.

Cunningham Term Loan Facility

On April 28, 2008, Cunningham Broadcasting Corporation (Cunningham), one of our consolidated VIEs, amended its $33.5 million Term Loan Facility originally entered into on March 20, 2002, with an unrelated third party. The amendment extends the maturity to July 17, 2009. Interest is paid quarterly at a rate of LIBOR plus 1.5%. During 2008, 2007 and 2006, the interest expense relating to the Term Loan was $2.0 million, $2.3 million and $2.4 million, respectively. Primarily all of Cunningham's assets are collateral for the Term Loan. The Term Loan Facility is non-recourse to us.

Other Operating Divisions Segment Debt

Other operating divisions segment debt includes the debt of our consolidated subsidiaries with non-broadcast related operations. This debt is non-recourse to us. Interest is paid on this debt at rates typically ranging from LIBOR plus 2.75% to a fixed 6.11% during 2008. During 2008 and 2007, interest expense on this debt was $1.0 million and $0.6 million, respectively.

Summary

Notes payable, capital leases and the Bank Credit Agreement consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Bank Credit Agreement, Revolver	$ 84,636	$ —
Bank Credit Agreement, Term Loan A	90,000	95,000
Bank Credit Agreement, Term Loan A-1	225,000	225,000
Cunningham Term Loan Facility (non-recourse)	33,500	33,500
8.0% Senior Subordinated Notes, due 2012	224,663	263,422
6.0% Convertible Debentures, due 2012	135,156	153,226
4.875% Convertible Senior Notes, due 2018	143,519	150,000
3.0% Convertible Senior Notes, due 2027	345,000	345,000
Capital leases	52,979	52,664
Other operating divisions company debt (all non-recourse)	19,301	15,759
	1,353,754	1,333,571
Plus: Premium on 8.0% Senior Subordinated Notes, due 2012	1,199	1,898
Plus: FAS 133 derivatives, net	2,779	2,981
Less: Discount on 6.0% Convertible Debentures, due 2012	(15,342)	(21,114)
Less: Current portion	(67,066)	(42,950)
	$ 1,275,324	$ 1,274,386

Indebtedness under the notes payable, capital leases and the Bank Credit Agreement as of December 31, 2008 matures as follows (in thousands):

	Notes and Bank Credit Agreement (a)	Capital Leases	Total
2009	$ 63,804	$ 5,416	$ 69,220
2010	386,895	5,581	392,476
2011	325,877	5,760	331,637
2012	524,199	5,957	530,156
2013	—	6,164	6,164
2014 and thereafter	—	85,268	85,268
Total minimum payments	1,300,775	114,146	1,414,921
Plus: Premium on 8.0% Senior Subordinated Notes, due 2012	1,199	—	1,199
Plus: FAS 133 derivatives, net	2,779	—	2,779
Less: Discount on 6.0% Convertible Debentures, due 2012	(15,342)	—	(15,342)
Less: Amount representing interest	—	(61,167)	(61,167)
	$ 1,289,411	$ 52,979	$ 1,342,390

(a) The 3.0% Notes and 4.875% Notes may be put to us at par in May 2010 and January 2011, respectively. The table above presents the face value of the Notes in the accelerated period principal payment of the notes could be due. If the 3.0% Notes and 4.875% Notes are not put to us, they would be scheduled to mature on May 2027 and July 2018.

Substantially all of our stock in our wholly-owned subsidiaries has been pledged as security for the Bank Credit Agreement.

As of December 31, 2008, our broadcast segment had 26 capital leases with non-affiliates, including 25 tower leases and one building lease and our other operating divisions segment had 5 capital equipment leases and one building lease. All of our tower leases will expire within the next 30 years and the building lease will expire within the next 10 years. Most of our leases have 5-10 year renewal options and it is expected that these leases will be renewed or replaced within the normal course of business. For more information related to our affiliate notes and capital leases, see *Note 12. Related Person Transactions.*

7. PROGRAM CONTRACTS PAYABLE:

Future payments required under program contracts as of December 31, 2008 were as follows (in thousands):

2009	$	91,366
2010		44,266
2011		21,919
2012		12,119
2013 and thereafter		3,011
Total		172,681
Less: Current portion		(91,366)
Long-term portion of program contracts payable	$	81,315

Each future periods' film liability includes contractual amounts owed, however, what is contractually owed does not necessarily reflect what we are expected to pay during that period. While we are contractually bound to make the payments reflected in the table during the indicated periods, industry protocol typically enables us to make film payments on a three-month lag. Included in the current portion amounts are payments due in arrears of $23.4 million. In addition, we have entered into non-cancelable commitments for future program rights aggregating $99.3 million as of December 31, 2008.

We perform a net realizable value calculation quarterly for each of our non-cancelable commitments in accordance with FAS No. 63, *Financial Reporting for Broadcasters*. We utilize sales information to estimate the future revenue of each commitment and measure that amount against the commitment. If the estimated future revenue is less than the amount of the commitment, a loss is recorded in amortization of program contract costs and net realizable value adjustments in the consolidated statements of operations.

8. COMMON STOCK:

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share, except for votes relating to "going private" and certain other transactions. The Class A Common Stock and the Class B Common Stock vote together as a single class, except as otherwise may be required by Maryland law, on all matters presented for a vote. Holders of Class B Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock. During 2008, none of the Class B Common Stock shares were converted into Class A Common Stock shares. During 2007, 3,894,473 Class B Common Stock converted into Class A Common Stock shares.

Our Bank Credit Agreement and some of our subordinated debt instruments have general restrictions on the amount of dividends that may be paid. Under the indentures governing the 8.0% Notes, we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under the indenture or certain other specified agreements relating to our indebtedness; and
- after taking account of the dividend, we are within certain restricted payment requirements contained in the indenture.

In addition, under certain of our senior unsecured debt, the payment of dividends is not permissible during a default thereunder.

During 2007, the Board of Directors voted to increase the dividend twice. On February 14, 2007, we announced that our Board of Directors approved an increase to our annual dividend to 60 cents per share from 50 cents per share. On October 31, 2007, we announced that our Board of Directors approved an increase to our annual dividend to 70 cents per share from 60 cents per share. We began paying this dividend rate in the first quarter 2008. The 2007 dividends declared were as follows:

For the quarter ended	Quarterly Dividend Per Share	Annual Dividend Per Share	Date dividends were paid
March 31, 2007	$ 0.150	$ 0.600	April 12, 2007
June 30, 2007	$ 0.150	$ 0.600	July 12, 2007
September 30, 2007	$ 0.150	$ 0.600	October 11, 2007
December 31, 2007	$ 0.175	$ 0.700	January 14, 2008

On February 6, 2008, we announced that our Board of Directors approved an increase to our annual dividend to 80 cents per share from 70 cents per share. In February 2009, our Board of Directors suspended our dividend until further notice. The 2008 dividends declared were as follows:

For the quarter ended	Quarterly Dividend Per Share	Annual Dividend Per Share	Date dividends were paid
March 31, 2008	$ 0.200	$ 0.800	April 14, 2008
June 30, 2008	$ 0.200	$ 0.800	July 14, 2008
September 30, 2008	$ 0.200	$ 0.800	October 10, 2008
December 31, 2008	$ 0.200	$ 0.800	January 12, 2009

On February 5, 2008, our Board of Directors renewed its authorization to repurchase up to $150.0 million of the Class A Common Stock on the open market or through private transactions. During 2008, we repurchased approximately 6.7 million shares of Class A common Stock for approximately $29.8 million on the open market, including transaction costs.

9. DERIVATIVE INSTRUMENTS:

We enter into derivative instruments primarily to reduce the impact of changing interest rates on our floating rate debt and to reduce the impact of changing fair market values on our fixed rate debt.

In accordance with FAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended (FAS 133), our losses resulting from prior to 2006 terminations of fixed to floating interest rate agreements were reflected as a discount on our fixed rate debt and were being amortized to interest expense through December 15, 2007, the original expiration date of the terminated swap agreements. For the years ended December 31, 2007 and 2006, amortization of the discount of $0.4 million and $0.5 million, respectively, was recorded as interest expense.

On April 20, 2006, we terminated two of our derivative instruments with a cash payment of $3.8 million, the aggregate fair value of the derivative liabilities on that date. These swap agreements were accounted for as fair value hedges in accordance with FAS 133 and changes in their fair market values were reflected as adjustments to the carrying value of the underlying debt that was being hedged. Therefore, on the termination date, the carrying value of the underlying debt was adjusted to reflect the $3.8 million payment and that amount is being treated as a discount on the underlying debt that was being hedged and is being amortized over its remaining life, in accordance with FAS 133. Amortization of the discount of $0.2 million, $0.4 million and $0.4 million was recorded as interest expense for the years ended December 31, 2008, 2007 and 2006, respectively.

On June 5, 2006, two of our derivative instruments expired. These expired swap agreements did not qualify for hedge accounting treatment under FAS 133 and, therefore, the changes in their fair market values were reflected in historical earnings as an unrealized gain from derivative instruments through the expiration date. For the year ended December 31, 2006, we recorded an unrealized gain of $2.9 million.

As of January 1, 2008, we had two remaining derivative instruments. Both of these instruments were interest rate swap agreements. One of these swap agreements, with a notional amount of $180.0 million and an expiration date of March 15, 2012, was accounted for as a fair value hedge; therefore, any changes in its fair market value were reflected as an adjustment to the carrying value of our 8.0% Notes, which was the underlying debt being hedged. The interest we paid on the $180.0 million swap was variable based on the three-month LIBOR plus 2.28% and the interest we received was fixed at 8.0%. The other interest rate swap, with a notional amount of $120.0 million and an expiration date of March 15, 2012, was undesignated as a fair value hedge in 2006 due to a reassignment of the counterparty; therefore, any subsequent changes in the fair market value were reflected as an adjustment to income. The interest we paid on the $120.0 million swap was variable based on the three-month LIBOR plus 2.35% and the interest we received was fixed at 8.0%.

In February 2008, the counterparty to our swap agreements, elected to change the termination dates of the $180.0 million and $120.0 million swaps to March 25, 2008 and March 26, 2008, respectively. We received a termination fee of $3.2 million from the counterparty for the early termination of the $120.0 million swap. After the removal of the related $2.4 million derivative asset from our consolidated balance sheet, the resulting $0.8 million, along with $0.2 million of interest was recorded in gain from derivative instruments in the consolidated statements of operations. We received a termination fee of $4.8 million from the counterparty for the early termination of the $180.0 million swap. In accordance with FAS 133, the carrying value of the underlying debt was adjusted to reflect the $4.8 million termination fee and that amount is treated as a premium on the underlying debt that was being hedged and is amortized over its remaining life as a reduction to interest expense. The total termination fees received of $8.0 million are included in the cash flows from financing activities section of the consolidated statement of cash flows for the year ended December 31, 2008.

As of December 31, 2008, we had no derivative instruments other than embedded derivatives related to contingent cash interest features in our 4.875% Convertible Senior Notes, due 2018 and 3.0% Convertible Senior Notes, due 2027, which had negligible fair values.

10. INCOME TAXES:

The (benefit) provision for income taxes consisted of the following for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
(Benefit) provision for income taxes - continuing operations	$ (116,484)	$ 18,800	$ 6,589
Provision (benefit) for income taxes - discontinued operations	358	(270)	(3,121)
Provision for income taxes - sale of discontinued operations	—	489	885
	$ (116,126)	$ 19,019	$ 4,353
Current:			
Federal	$ 76	$ (17,819)	$ (11,706)
State	(4)	(3,005)	(1,597)
	72	(20,824)	(13,303)
Deferred:			
Federal	(112,046)	34,074	16,321
State	(4,152)	5,769	1,335
	(116,198)	39,843	17,656
	$ (116,126)	$ 19,019	$ 4,353

The following is a reconciliation of federal income taxes at the applicable statutory rate to the recorded provision from continuing operations:

	2008	2007	2006
Federal income tax (benefit) provision at statutory rate	(35.0%)	35.0%	35.0%
Adjustments-			
State income taxes, net of federal effect	(1.1%)	5.6%	2.0%
Non-deductible expense items	4.0%	2.6%	1.6%
Release of tax reserves	—%	(6.3%)	(45.3%)
Completion of 1999-2002 IRS audit	—%	—%	9.2%
Beginning of the year valuation allowance	—%	3.1%	15.1%
Change related to reassessment of state apportionment methodologies	—%	5.3%	—%
Other	(0.5%)	2.6%	(5.6%)
(Benefit) provision for income taxes	(32.6%)	47.9%	12.0%

Temporary differences between the financial reporting carrying amounts and the tax basis of assets and liabilities give rise to deferred taxes. Total deferred tax assets and deferred tax liabilities as of December 31, 2008 and 2007 were as follows (in thousands):

	2008	2007
Current and Long-Term Deferred Tax Assets:		
Net operating losses	$ 87,048	$ 86,949
FCC licenses	23,709	95
Intangibles	13,471	4,196
Other	38,273	35,433
	162,501	126,673
Valuation allowance for deferred tax assets	(85,518)	(83,433)
Total deferred tax assets	$ 76,983	$ 43,240
Current and Long-Term Deferred Tax Liabilities		
FCC license	$ (22,305)	$ (79,090)
Intangibles	(183,877)	(215,979)
Fixed assets	(28,629)	(30,381)
Contingent interest obligations	(29,259)	(19,190)
Other	(3,091)	(4,212)
Total deferred tax liabilities	(267,161)	(348,852)
Net tax liabilities	$ (190,178)	$ (305,612)

Our remaining federal and state net operating losses will expire during various years from 2009 to 2028 and, in certain cases, are subject to annual limitations under Internal Revenue Code Section 382 or under Treasury Regulation 1.1502-21 and similar state provisions. The pre-valuation-allowance tax effects of the federal net operating losses were $9.5 million as of both December 31, 2008 and December 31, 2007. The pre-valuation-allowance tax effects of the state net operating losses were $77.5 as of both December 31, 2008 and December 31, 2007. The above-mentioned tax attributes were recorded in the deferred tax accounts in the accompanying consolidated balance sheets.

We establish valuation allowances in accordance with the provisions of FAS No. 109, *Accounting for Income Taxes*. In evaluating our ability to realize net deferred tax assets, we consider all available evidence, both positive and negative, including our past operating results, tax planning strategies and forecasts of future taxable income. In considering these sources of taxable income, we must make certain assumptions and judgments that are based on the plans and estimates used to manage our underlying businesses. A valuation allowance has been provided for deferred tax assets based on past operating results, expected timing of the reversals of existing temporary book/tax basis differences, alternative tax strategies and projected future taxable income. Although realization is not assured for the remaining deferred tax assets, we believe it is more likely than not that they will be realized in the future. During the year ended December 31, 2008, we increased our valuation allowances by $2.1 million. The change to valuation allowance relates to uncertainty in the realizability of certain state deferred tax assets.

During the year ended December 31, 2007, we recorded a deferred tax expense of $2.1 million in continuing operations primarily related to change in our state tax apportionment factors resulting in an increase in our deferred tax liabilities. We increased our beginning-of-the-year valuation allowance balances by $1.2 million and $8.3 million during the years ended December 31, 2007 and 2006, respectively, to reflect a change in judgment with respect to the realizability of certain state tax attributes.

We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48) on January 1, 2007. The adoption of FIN 48 did not cause a material change to our contingent liability for unrecognized tax benefits. We decreased the January 1, 2007 balance in accumulated deficit position by $0.6 million to apply the cumulative effect of the FIN 48 adoption. As of the date of adoption, we had $32.9 million of gross unrecognized tax benefits. Of this total, $17.6 million (net of federal effect on state tax issues) and $7.8 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively.

As of December 31, 2008, we had $26.1 million of gross unrecognized tax benefits. Of this total, $14.7 million (net of federal effect on state tax issues) and $6.9 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively. As of December 31, 2007, we had $28.0 million of gross unrecognized tax benefits. Of this total, $15.1 million (net of federal effect on state tax issues) and $7.1 million (net of federal effect on state tax issues) represent the amounts of unrecognized tax benefits that, if recognized, would favorably affect our effective tax rates from continuing operations and discontinued operations, respectively.

The following table summarizes the activity related to our accrued unrecognized tax benefits (in thousands):

		2008		2007
Balance at January 1,	$	27,972	$	32,913
Reduction related to prior years tax position		(1,017)		(649)
Increases related to current year tax positions		167		600
Reductions related to settlements with taxing authorities		(501)		(683)
Reductions related to expiration of the applicable statute of limitations		(533)		(4,209)
Balance at December 31,	$	26,088	$	27,972

In addition, we recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized $1.4 million and $0.4 million of income tax expense for interest related to uncertain tax positions for the years ended December 31, 2008 and 2007, respectively.

Management periodically performs a comprehensive review of our tax positions and accrues amounts for tax contingencies. Based on these reviews, the status of on-going audits and the expiration of applicable statute of limitations, these accruals are adjusted as necessary. The resolution of audits is unpredictable and could result in tax liabilities that are significantly higher or lower than for what we have provided. Amounts accrued for these tax matters are included in the table above and long-term liabilities in our consolidated balance sheets. We believe that adequate accruals have been provided for all years.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. All of our 2005 and subsequent federal and state tax returns remain subject to examination by various tax authorities. Some of our pre-2005 federal and state tax returns may also be subject to examination. In addition, our 2006 and 2007 federal tax returns are currently under audit, and several of our subsidiaries are currently under state examinations for various years. We do not anticipate the resolution of these matters will result in a material change to our consolidated financial statements. In addition, it is reasonably possible that various statutes of limitations could expire by December 31, 2009. We do not expect such expirations, if any, would significantly change our unrecognized tax benefits over the next twelve months.

During 2007, the statute of limitations expired for certain state income tax returns for 1999 through 2003. As a result, we released $4.9 million of discrete tax and related interest reserves, of which $3.9 million and $1.2 million were recorded as a reduction of income tax provision for continuing operations and discontinued operations, respectively. During 2006, the statute of limitations expired for the federal income tax returns for 1999 through 2002. As a result, we released $39.9 million of discrete tax and related interest reserves, of which $14.4 million was recorded as a reduction to goodwill, $0.2 million reduced other identifiable intangible assets and $25.3 million was recorded as a reduction of our income tax provision for continuing operations. We have adjusted goodwill and other identifiable intangibles to the extent the statute of limitations expired for the exposures related to items on which reserves were recorded in purchase accounting at the time of the related acquisitions. In addition, during 2006 we received a net refund of approximately $4.3 million related to the above mentioned tax years which resulted in a reduction of goodwill and deferred tax assets of $8.3 million and $0.8 million, respectively, and an increase in income tax provision for continuing operations of $4.8 million.

We recognized a $0.3 million net tax provision, $0.5 million net tax benefit and $3.5 million net tax benefit for the years ended December 31, 2008, 2007 and 2006, respectively, primarily attributable to the net adjustment of certain tax contingencies regarding tax returns related to discontinued operations.

11. COMMITMENTS AND CONTINGENCIES:

Litigation

We are a party to lawsuits and claims from time to time in the ordinary course of business. Actions currently pending are in various preliminary stages and no judgments or decisions have been rendered by hearing boards or courts in connection with such actions. After reviewing developments to date with legal counsel, our management is of the opinion that the outcome of our pending and threatened matters will not have a material adverse effect on our consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

FCC License Renewals

In 2004, we filed with the FCC an application for the license renewal of WBFF-TV in Baltimore, Maryland. Subsequently, an individual named Richard D'Amato filed a petition to deny the application. In 2004, we also filed with the FCC applications for the license renewal of television stations: WXLV-TV, Winston-Salem, North Carolina; WMYV-TV, Greensboro, North Carolina; WLFL TV, Raleigh/Durham, North Carolina; WRDC TV, Raleigh/Durham, North Carolina; WLOS-TV, Asheville, North Carolina and WMMP-TV, Charleston, South Carolina. An organization calling itself "Free Press" filed a petition to deny the renewal applications of these stations and also the renewal applications of two other stations in those markets, which we program pursuant to LMAs: WTAT-TV, Charleston, South Carolina and WMYA-TV (formerly WBSC-TV), Anderson, South Carolina. Several individuals and an organization named "Sinclair Media Watch" also filed informal objections to the license renewal applications of WLOS-TV and WMYA-TV, raising essentially the same arguments presented in the Free Press petition. The FCC is currently in the process of considering these renewal applications and we believe the objections have no merit.

On August 1, 2005, we filed applications with the FCC requesting renewal of the broadcast licenses for WICS-TV and WICD-TV in Springfield/Champaign, Illinois. Subsequently, various viewers filed informal objections requesting that the FCC deny these renewal applications. On September 30, 2005, we filed an application with the FCC for the renewal of the broadcast license for KGAN-TV in Cedar Rapids, Iowa. On December 28, 2005, an organization calling itself "Iowans for Better Local Television" filed a petition to deny that application. The FCC is currently in the process of considering these renewal applications and we believe the objections and petitions requesting denial have no merit.

On August 1, 2005, we filed applications with the FCC requesting renewal of the broadcast licenses for WCGV-TV and WVTV-TV in Milwaukee, Wisconsin. On November 1, 2005, the Milwaukee Public Interest Media Coalition filed a petition to deny these renewal applications. On June 13, 2007, the Video Division of the FCC denied the petition to deny, and subsequently, the Milwaukee Public Interest Media Coalition filed a petition for reconsideration of that decision, which we opposed. In July 2008, the Video Division granted the renewal application of WVTV-TV and separately denied the Milwaukee Public Interest Media Coalition's petition for reconsideration. On August 11, 2008, the Milwaukee Public Interest Media Coalition filed another petition for reconsideration of the decision, which we opposed. The petition for reconsideration is currently pending.

On February 27, 2006, James Pennino purportedly filed a petition to deny the license renewal application of WUCW-TV in Minneapolis, Minnesota. Despite not having found any official record of the filing, we opposed the petition and the renewal application is currently pending.

On October 14, 2008, the FCC issued a letter admonishing WPMY-TV in Pittsburg, Pennsylvania for broadcasting an episode of a children's program provided by the WB Network that contained a commercial in which the image of the program's main character was visible, in violation of the FCC's children's programming regulations. The station's renewal application remains pending.

Under FCC rules, the licensee of a station has continuing authority to operate a station for which it has a pending renewal application until the FCC takes final action on that application.

Other FCC Adjudicatory Proceedings

On July 21, 2005, we filed with the FCC an application to acquire the license and non-license television broadcast assets of WNAB-TV in Nashville, Tennessee. The Rainbow/PUSH Coalition (Rainbow/PUSH) filed a petition to deny that application and also requested that the FCC initiate a hearing to investigate whether WNAB-TV was improperly operated with WZTV-TV and WUXP-TV, two of our stations located in the same market as WNAB-TV. The FCC is currently in the process of considering the transfer of the broadcast license and we believe the Rainbow/PUSH petition has no merit.

On October 12, 2004, the FCC issued a Notice of Apparent Liability for Forfeiture (NAL) in the amount of $7,000 per station to virtually every FOX station, including the 15 FOX affiliates presently licensed to us and the four FOX affiliates programmed by us and one FOX affiliate we sold in 2005. The NAL alleged that the stations broadcast indecent material contained in an episode of a FOX network program that aired on April 7, 2003. We, as well as other parties including the FOX network, filed oppositions to the NAL. On February 22, 2008, the FCC released an order assessing a $7,000 per station forfeiture against 13 FOX stations, including KDSM-TV in Des Moines, Iowa, WZTV-TV in Nashville, Tennessee and WVAH-TV in Charleston, West Virginia, which we program pursuant to a Local Marketing Agreement (LMA). We did not pay the forfeiture for our stations. On March 24, 2008, we joined the FOX network and other FOX stations, in filing a petition for reconsideration of the forfeiture order. On April 4, 2008, the FCC returned the petition without consideration based on the alleged failure to comply with a procedural rule. On April 21, 2008, we joined the FOX network and other FOX affiliates in seeking reconsideration of the FCC's April 4, 2008 decision to return the petition for reconsideration and that proceeding is still pending. On April 4, 2008, the Department of Justice (DOJ), on behalf of the FCC, sued several of the stations that had not paid the forfeiture amounts assessed by the FCC, including the two stations we own and WVAH-TV. Our stations and WVAH-TV paid the forfeiture assessments in

April 2008. The proceedings initiated by the DOJ have been dismissed. The FOX network has agreed to indemnify its affiliates for the full amount of the forfeiture assessment paid.

On March 15, 2006, the FCC issued an NAL in the amount of $32,500 per station to a number of CBS affiliated and owned and operated stations, including KGAN-TV in Cedar Rapids, Iowa. The NAL alleged that the stations broadcast indecent material contained in an episode of "Without a Trace," a CBS network program that aired on December 31, 2004 at 9:00 p.m. CBS opposed the NAL but has not agreed to indemnify its affiliates for the full amount of this liability, if any. We cannot predict the outcome of this proceeding or the effect of any adverse outcome on the station's license renewal application.

On August 11, 2006, the FCC sent a letter to us requesting information regarding the broadcast of video news releases, by WBFF-TV in Baltimore, Maryland, KOKH-TV in Oklahoma City, Oklahoma, WLFL-TV in Raleigh, North Carolina, WPGH-TV in Pittsburgh, Pennsylvania, WSYX-TV in Columbus, Ohio, WVTV-TV in Milwaukee, Wisconsin and KGAN-TV in Cedar Rapids, Iowa, without proper sponsorship identification in alleged violation of federal law and the FCC's rules. We denied that the stations violated federal law or the FCC's rules. The FCC's inquiry proceeding is currently pending.

On November 7, 2006, the FCC sent a letter to us requesting information regarding the broadcast of certain programs, by forty-one stations licensed to us and three stations previously licensed to us, without proper sponsorship identification in alleged violation of federal law and the FCC's rules. We denied that the stations violated federal law or the FCC's rules. On July 23, 2007, the FCC dismissed the complaints and closed its investigation with respect to thirty-five of the stations. On October 18, 2007, the FCC issued a Notice of Apparent Liability for forfeiture, proposing to fine the remaining nine stations, a total of $36,000 for allegedly violating the sponsorship identification rules. We opposed the FCC's determination and the proceeding remains pending.

On April 26, 2007, the FCC sent letters to two of our stations, WUHF-TV in Rochester, New York and WSYX-TV in Columbus, Ohio, requesting information regarding the broadcast of certain video news releases without proper sponsorship identification in alleged violation of federal law and the FCC's rules. We denied that the stations violated federal law or the FCC's rules. The inquiry proceeding is currently in process.

On May 1, 2007, the FCC sent a letter to WRLH-TV in Richmond, Virginia, requesting information regarding the alleged broadcast of indecent material during an advertisement. We denied that the station broadcast indecent material. The inquiry proceeding is currently in process.

On February 19, 2008, the FCC issued a forfeiture order in the amount of $27,500 per station to a number of ABC affiliated and owned and operated stations, including KDNL-TV in St. Louis, Missouri and WEAR-TV in Mobile, Alabama. The order concluded that the stations broadcast indecent material contained in a February 25, 2003 episode of the ABC program "NYPD Blue," that aired at 9:00pm. Under the order, the affected stations had until February 21, 2008 to pay the forfeiture amount and until April 21, 2008 to appeal the FCC's decision in a federal appellate court. ABC paid the forfeiture amount on our behalf.

Operating Leases

We have entered into operating leases for certain property and equipment under terms ranging from one to 15 years. The rent expense from continuing operations under these leases, as well as certain leases under month-to-month arrangements, for the years ended December 31, 2008, 2007 and 2006 was approximately $4.3 million, $5.0 million and $5.4 million, respectively.

Future minimum payments under the leases are as follows (in thousands):

2009	$	3,482
2010		2,664
2011		2,109
2012		1,904
2013		1,700
2014 and thereafter		5,303
	$	17,162

As of December 31, 2008 and 2007, we had outstanding letters of credit of $0.4 million, under our revolving credit facility. The letters of credit for the years ended December 31, 2008 and 2007 act as support of the purchase of the license assets of WNYS-TV in Syracuse, New York, pursuant to an Asset Purchase Agreement and G1440's guarantee of lease payments pursuant to the terms and conditions of their office lease agreement.

Network Affiliation Agreements

Our 58 television stations that we own and operate, or to which we provide programming services or sales services, are affiliated as follows: FOX (20 stations); MyNetworkTV (17 stations); ABC (9 stations); The CW (9 stations); CBS (2 stations) and NBC (1 station). The networks produce and distribute programming in exchange for each station's commitment to air the programming at specified times and for commercial announcement time during programming. The amount and quality of programming provided by each network varies.

The non-renewal or termination of any of our other network affiliation agreements would prevent us from being able to carry programming of the relevant network. This loss of programming would require us to obtain replacement programming, which may involve higher costs and which may not be as attractive to our target audiences, resulting in reduced revenues. Upon the termination of any of the above affiliation agreements, we would be required to establish a new affiliation agreement with another network or operate as an independent station. At such time, the remaining value of the network affiliation asset could become impaired and we would be required to write down the value of the asset to its estimated fair value. As of December 31, 2008, the net book value of network affiliation assets is $135.5 million.

As of December 31, 2008, we had 20 MyNetworkTV affiliates, including 3 affiliates operating on a digital sub-channel only. On February 9, 2009, MyNetworkTV announced that it was moving to a new program services model pursuant to which it would obtain for its affiliates popular programming that has previously aired on other networks, rather than continuing to create first-run programming as is generally the case in a typical network model. MyNetworkTV has advised us that in connection with this change to what it refers to as a "hybrid" model it believes it has the right to terminate all of its existing affiliate agreements and negotiate new agreements for this programming service with the television stations that have been MyNetworkTV affiliates. On March 3, 2009, we received notice from MyNetworkTV claiming that they cease to exist as a network and therefore, are terminating each of our affiliation agreements effective September 26, 2009. As of December 31, 2008, the net book value of network affiliation assets related to MyNetworkTV is $3.8 million.

Changes in the Rules on Television Ownership and Local Marketing Agreements

Certain of our stations have entered into what have commonly been referred to as local marketing agreements or LMAs. One typical type of LMA is a programming agreement between two separately owned television stations serving the same market, whereby the licensee of one station programs substantial portions of the broadcast day and sells advertising time during such programming segments on the other licensee's station subject to the ultimate editorial and other controls being exercised by the latter licensee. We believe these arrangements allow us to reduce our operating expenses and enhance profitability.

In 1999, the FCC established a new local television ownership rule and decided to attribute LMAs for ownership purpose. It grandfathered LMAs that were entered into prior to November 5, 1996, permitting the applicable stations to continue operations pursuant to the LMAs until the conclusion of the FCC's 2004 biennial review. The FCC stated it would conduct a case-by-case review of grandfathered LMAs and assess the appropriateness of extending the grandfathering periods. Subsequently, the FCC invited comments as to whether, instead of beginning the review of the grandfathered LMAs in 2004, it should do so in 2006. The FCC did not initiate any review of grandfathered LMAs in 2004 or as part of its 2006 quadrennial review. We do not know when, or if, the FCC will conduct any such review of grandfathered LMAs. With respect to LMAs executed on or after November 5, 1996, the FCC required that parties come into compliance with the 1999 local television ownership rule by August 6, 2001. We challenged the 1999 local television ownership rule in the U.S. Court of Appeals for the D.C. Circuit, and that court stayed the enforcement of the divestiture of the post-November 5, 1996 LMAs. In 2002, the D.C. Circuit ruled in *Sinclair Broadcast Group, Inc. v. F.C.C.*, 284 F.3d 114 (D.C. Cir. 2002) that the 1999 local television ownership rule was arbitrary and capricious and remanded the rule to the Commission.

In 2003, the FCC revised its ownership rules, including the local television ownership rule. The effective date of the 2003 ownership rules was stayed by the U. S. Court of Appeals for the Third Circuit and the rules were remanded to the FCC. Because the effective date of the 2003 ownership rules had been stayed and, in connection with the adoption of those rules, the FCC concluded the 1999 rules could not be justified as necessary in the public interest, we took the position that an issue exists regarding whether the FCC has any current legal right to enforce any rules prohibiting the acquisition of television stations. Several parties, including us, filed petitions with the Supreme Court of the United States seeking review of the Third Circuit decision, but the Supreme Court denied the petitions in June 2005.

In July 2006, as part of the FCC's statutorily required quadrennial review of its media ownership rules, the FCC released a Further Notice of Proposed Rule Making seeking comment on how to address the issues raised by the Third Circuit's decision, among other things, remanding the local television ownership rule. In January 2008, the FCC released an order containing its current ownership rules, which re-adopted its 1999 local television ownership rule. On February 29, 2008, several parties, including us, separately filed petitions for review in a number of federal appellate courts challenging the FCC's current ownership rules. By lottery, those petitions were consolidated in the U.S. Court of Appeals for the Ninth Circuit. In July 2008, several parties, including us, filed motions to transfer the consolidated proceedings to the U.S. Court of Appeals for the D.C. Circuit and other parties requested transfer to the U.S. Court of Appeals for the Third Circuit. In November 2008, the Ninth Circuit transferred the consolidated proceedings to the Third Circuit and the proceedings are pending.

On November 15, 1999, we entered into a plan and agreement of merger to acquire through merger WMYA-TV (formerly WBSC-TV) in Anderson, South Carolina from Cunningham Broadcasting Corporation (Cunningham), but that transaction was denied by the FCC. In light of the change in the 2003 ownership rules, we filed a petition for reconsideration with the FCC and amended our application to acquire the license of WMYA-TV. We also filed applications in November 2003 to acquire the license assets of the remaining five Cunningham stations: WRGT-TV, Dayton, Ohio; WTAT-TV, Charleston, South Carolina; WVAH-TV, Charleston, West Virginia; WNUV-TV, Baltimore, Maryland; and WTTE-TV, Columbus, Ohio. Rainbow/PUSH filed a petition to deny these five applications and to revoke all of our licenses. The FCC dismissed our applications in light of the stay of the 2003 ownership rules and also denied the Rainbow/PUSH petition. Rainbow/PUSH filed a petition for reconsideration of that denial and we filed an application for review of the dismissal. In 2005, we filed a petition with the U. S. Court of Appeals for the D. C. Circuit requesting that the Court direct the FCC to take final action on our applications, but that petition was dismissed. On January 6, 2006, we submitted a motion to the FCC requesting that it take final action on our applications. The applications and the associated petition to deny are still pending. We believe the Rainbow/PUSH petition is without merit. On February 8, 2008, we filed a petition with the U.S. Court of Appeals for the D.C. Circuit requesting that the Court direct the FCC to act on our assignment applications and cease its use of the 1999 local television ownership rule that it re-adopted as the permanent rule in 2008. In July 2008, the D.C. Circuit transferred the case to the U.S. Court of Appeals for the Ninth Circuit, and we filed a petition with the D.C. Circuit challenging that decision, which was denied. We also filed with the Ninth Circuit a motion to transfer that case back to the D.C. Circuit. In November 2008, the Ninth Circuit consolidated our petition seeking final FCC action on our applications with the petitions challenging the FCC's current ownership rules and transferred the consolidated proceedings to the Third Circuit. In December 2008, we agreed voluntarily with the parties to our proceeding to dismiss our petition seeking final FCC action on our applications.

If we are required to terminate or modify our LMAs, our business could be affected in the following ways:

Losses on investments. As part of our LMA arrangements, we own the non-license assets used by the stations with which we have LMAs. If certain of these LMA arrangements are no longer permitted, we would be forced to sell these assets, restructure our agreements or find another use for them. If this happens, the market for such assets may not be as good as when we purchased them and, therefore, we cannot be certain that we will recoup our original investments.

Termination penalties. If the FCC requires us to modify or terminate existing LMAs before the terms of the LMAs expire, or under certain circumstances, we elect not to extend the terms of the LMAs, we may be forced to pay termination penalties under the terms of some of our LMAs. Any such termination penalty could be material.

12. RELATED PERSON TRANSACTIONS:

David, Frederick, Duncan and Robert Smith (collectively, the controlling shareholders) are brothers and hold substantially all of the Class B Common Stock. During each of the periods presented in the accompanying consolidated financial statements, we engaged in transactions with them, their immediate family members and/or entities in which they have substantial interests (collectively, affiliates).

Notes and capital leases payable to affiliates consisted of the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Capital lease for building, interest at 7.93%	$ 2,003	$ 2,605
Capital lease for building, interest at 6.62%	10,673	1,941
Capital leases for broadcasting tower facilities, interest at 9.0%	4,319	4,656
Capital leases for broadcasting tower facilities, interest at 10.5%	8,225	8,194
Liability payable to affiliate for local marketing agreement, interest at 6.20%	—	1,666
Liability payable to affiliate for local marketing agreement, interest at 7.69%	7,129	6,603
Capital leases for building and tower, interest at 8.25%	1,357	1,348
	33,706	27,013
Less: Current portion	(2,845)	(3,839)
	$ 30,861	$ 23,174

Notes and capital leases payable to affiliates as of December 31, 2008 mature as follows (in thousands):

2009	$ 6,025
2010	5,952
2011	5,722
2012	5,292
2013	5,400
2014 and thereafter	29,306
Total minimum payments due	57,697
Less: Amount representing interest	(23,991)
	$ 33,706

Concurrently with our initial public offering, we acquired options from trusts established by Carolyn C. Smith, a parent of our controlling shareholders, for the benefit of her grandchildren that will grant us the right to acquire, subject to applicable FCC rules and regulations, 100% of the capital stock of Cunningham Broadcasting Corporation (Cunningham). The Cunningham option exercise price is based on a formula that provides a 10% annual return to Cunningham. Cunningham is the owner-operator and FCC licensee of: WNUV-TV, Baltimore, Maryland; WRGT-TV, Dayton, Ohio; WVAH-TV, Charleston, West Virginia; WTAT-TV, Charleston, South Carolina; WMYA-TV (formerly WBSC-TV), Anderson, South Carolina; and WTTE-TV, Columbus, Ohio. The financial statements for Cunningham are included in our consolidated financial statements for all periods presented.

In addition to the option agreement, we entered into five-year LMA agreements (with five-year renewal terms at our option) with Cunningham pursuant to which we provide programming to Cunningham for airing on WNUV-TV, WRGT-TV, WVAH-TV, WTAT-TV, WMYA-TV and WTTE-TV. In November 2008, we amended the terms of the LMA and option agreements. The amendment includes a monthly payment of $50,000. A portion of the monthly payment is allocated as a reduction to the Cunningham option exercise price. In addition, the amendment includes an annual payment to Cunningham based on a percentage of each station's broadcast cash flow. During the years ended December 31, 2008, 2007 and 2006, we made payments of $8.0 million, $7.8 million and $11.3 million, respectively, to Cunningham under these LMA agreements.

Cunningham accounts for income taxes and deferred taxes using the separate return method and those amounts are consolidated into our income taxes and deferred taxes, which are also calculated using the separate return method. For the years ended December 31, 2008 and 2006, Cunningham's benefit for income taxes was $1.3 million and $0.2 million, respectively. For the year ended December 31, 2007, Cunningham's provision for income taxes was $1.1 million. As of December 31, 2008 and 2007, Cunningham's deferred tax liabilities were $0.9 million and $5.2 million, respectively. As of December 31, 2007, Cunningham's deferred tax assets were $1.5 million, there were no deferred tax assets as of the year ended December 31, 2008.

From time to time, we charter aircraft owned by certain controlling shareholders. We incurred $0.1 million during the year ended December 31, 2008 and less than $0.1 million related to these arrangements during each of the years ended December 31, 2007 and 2006, respectively.

Certain assets used by us and our operating subsidiaries are leased from Cunningham Communications Inc., Keyser Investment Group, Gerstell Development Limited Partnership and Beaver Dam, LLC (entities owned by the controlling shareholders). Lease payments made to these entities were $4.8 million, $5.2 million and $5.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In January 1999, we entered into a LMA with Bay Television, Inc. (Bay TV), which owns the television station WTTA-TV in Tampa, Florida. Our controlling shareholders own a substantial portion of the equity of Bay TV. The LMA provides that we deliver television programming to Bay TV, which broadcasts the programming in return for a monthly fee to Bay TV of $143,500. We must also make an annual payment equal to 50% of the adjusted annual broadcast cash flow of the station (as defined in the LMA) that is in excess of $1.7 million. The additional payment is reduced by 50% of the adjusted broadcast cash flow of the station that was below zero in prior calendar years until that amount is recaptured. Additional payments of $1.5 million, $1.8 million and $0.9 million were made during the years ended December 31, 2008, 2007 and 2006, respectively, related to the excess adjusted broadcast cash flow for the prior years. Lease payments made to Bay TV were $1.7 million for each of the years ended December 31, 2008, 2007 and 2006. We received $0.5 million for each of the years ended December 31, 2008, 2007 and 2006 from Bay TV for certain equipment leases.

We sold advertising time to and purchased vehicles and related vehicle services from Atlantic Automotive Corporation (Atlantic Automotive), a holding company which owns automobile dealerships and a leasing company. David D. Smith, our President and Chief Executive Officer, has a controlling interest in and is a member of the Board of Directors of Atlantic Automotive. Our stations in Baltimore, Maryland and Norfolk, Virginia received payments for advertising time totaling $0.6 million, $0.6 million and $0.3 million during the years ended December 31, 2008, 2007 and 2006, respectively. We paid $0.9 million, $1.1 million and $1.1 million for vehicles and related vehicle services from Atlantic Automotive during the years ended December 31, 2008, 2007 and 2006, respectively.

On July 1, 2005, Sinclair Communications, LLC (Sinclair Communications), a subsidiary of Sinclair Broadcast Group, Inc. (SBG), and Cunningham Communications, Inc. (Cunningham Communications) entered into Amendment No. 2 to an original Lease Agreement (the Lease), dated July 1, 1987, as amended July 1, 1997. Amendment No. 2 became effective July 1, 2005 and expired on June 30, 2007. Cunningham Communications is owned by our controlling shareholders. The Lease was amended to increase the monthly rent by $25,357 for a total current monthly rent of $82,860. In addition, on July 1, 2005, Sinclair Communications made a lump sum payment of $565,800 to Cunningham Communications as a requirement upon execution of Amendment No. 2. The monthly rent increased in July of 2006 to $86,984. On October 11, 2007, Sinclair Communications and Cunningham Communications entered into Amendment No. 3, effective July 1, 2007 and expiring on June 30, 2022. Amendment No. 3 allows Sinclair Communications to lease tower and building space utilized for digital television transmission. The monthly rent in July of 2007 was $60,976 and increased in July of 2008 to $62,805.

Basil A. Thomas, a member of our Board of Directors, is the father of Steven A. Thomas, a partner and founder of Thomas & Libowitz, P.A. (Thomas & Libowitz), a law firm providing legal services to us on an ongoing basis. Basil A. Thomas also serves as a member of the board of directors of Thomas & Libowitz. We paid fees of $1.0 million, $0.6 million and $0.5 million to Thomas & Libowitz during 2008, 2007 and 2006, respectively. During 2007, Steven A. Thomas received, in lieu of cash payment for certain legal fees, an ownership percentage in two of our real estate investments and one of our private equity investments. The fair value of the three ownership interests was $0.1 million as of the dates the investments were made.

In August 1999, we made an investment in Allegiance Capital Limited Partnership (Allegiance), a small business investment company. Our controlling shareholders and our Chief Financial Officer and Executive Vice President are also investors in Allegiance, along with Allegiance Capital Management Corporation (ACMC), the general partner. ACMC controls all decision making, investing and management of operations of Allegiance in exchange for a monthly management fee based on actual expenses incurred which currently averages approximately less than $0.1 million and which is paid by the limited partners. We did not make any contributions into Allegiance during 2008 or 2007. Allegiance did not make any distributions to us during 2008. Allegiance distributed $2.0 million to us during 2007. As of December 31, 2008, our remaining unfunded commitment was $5.3 million.

In September 2008, AP Management Company, the management company of Patriot Capital, entered into a five year office lease agreement with Skylar Development LLC (Skylar), a subsidiary of one of our real estate ventures. One of our controlling shareholders, Frederick Smith, holds an investment in Patriot Capital.

13. DISCONTINUED OPERATIONS:

In accordance with FAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we reported the financial position and results of operations for WGGB-TV in Springfield, Massachusetts and WEMT-TV in Tri-Cities, Tennessee, as assets and liabilities held for sale in the accompanying consolidated balance sheets and consolidated statements of operations. Discontinued operations have not been segregated in the consolidated statements of cash flows and, therefore, amounts for certain captions will not agree with the accompanying consolidated balance sheets and consolidated statements of operations. The operating results of WGGB-TV and WEMT-TV are not included in our consolidated results from continuing operations for the years ended December 31, 2008, 2007 and 2006. In accordance with EITF No. 87-24, *Allocation of Interest to Discontinued Operations*, no interest expense was allocated for the year ended December 31, 2008, 2007 and 2006. Since we owned the rights to collect the amounts due to us through the closing dates of the non-license television broadcast assets, accounts receivable related to all of our discontinued operations is included in the accompanying consolidated balance sheets, net of allowance for doubtful accounts. For the year ended December 31, 2007, accounts receivable related to discontinued operations was $0.1 million (net of allowance of less than $0.1 million). For the year ended December 31, 2008, there were no accounts receivable amounts related to discontinued operations

WGGB Disposition

On July 31, 2007, we entered into an agreement to sell WGGB-TV, including the FCC license, to an unrelated third party for $21.2 million in cash. The FCC approved the transfer of the broadcast license and the sale was completed on November 1, 2007. We recorded $1.1 million, net of $0.5 million tax provision, as gain from discontinued operations in our consolidated statements of operations for the year ended December 31, 2007. The net cash proceeds were used in the normal course of operations and for capital expenditures.

WEMT Disposition

On May 16, 2005, we entered into an agreement to sell WEMT-TV, including the FCC license to an unrelated third party for $7.0 million. On the same day, we completed the sale of the WEMT-TV non-license television broadcast assets for $5.6 million of the total $7.0 million sale price and recorded a deferred gain of $3.2 million. The FCC approved the transfer of the broadcast license to the unrelated third party and we completed the sale of the license assets, including the broadcast license, on February 8, 2006 for a cash price of approximately $1.4 million. We recorded $1.8 million, net of $0.9 million in taxes, as gain from discontinued operations in our consolidated statements of operations for the year ended December 31, 2006. The gain is comprised of the previously deferred gain of $2.1 million and the loss of $0.3 million from the sale of the license assets, net of taxes, respectively. The net cash proceeds were used in the normal course of operations and for capital expenditures.

14. (LOSS) EARNINGS PER SHARE:

The following table reconciles (loss) income (numerator) and shares (denominator) used in our computations of (loss) earnings per share for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
(Loss) Income (Numerator)			
(Loss) income from continuing operations and numerator for diluted earnings per common share from continuing operations	**$ (241,350)**	$ 20,415	$ 48,502
(Loss) income from discontinued operations, including gain on sale of broadcast assets related to discontinued operations, net of taxes	**(141)**	2,284	5,475
Numerator for diluted (loss) earnings per common share	**$ (241,491)**	$ 22,699	$ 53,977
Shares (Denominator)			
Weighted-average common shares outstanding	**85,652**	86,910	85,680
Dilutive effect of outstanding stock options and restricted stock	**—**	105	14
Weighted average common and common equivalent shares outstanding	**85,652**	87,015	85,694

We apply the treasury stock method to measure the dilutive effect of our outstanding stock options and restricted stock awards and included the respective common share equivalents in the denominator of the diluted EPS computation for the years ended December 31, 2007 and 2006. For the year ended December 31, 2008, our outstanding stock options and restricted stock awards were anti-dilutive; therefore, they were not included in the computation of diluted EPS. For the years ended December 31, 2008, 2007 and 2006, our 6.0% Convertible Debentures, due 2012 and 4.875% Convertible Senior Notes, due 2018, were anti-dilutive; therefore, they were not included in the computation of diluted EPS. For the years ended December 31, 2008 and 2007, our 3.0% Convertible Senior Notes, due 2027 which were issued in May 2007 were excluded from our diluted EPS computation since our average stock price was less than the conversion price. For the years ended December 31, 2008 and 2007, the outstanding SARs were excluded from our diluted EPS computation since our average stock price was less than the grant date base value of the SARs. No SARs were outstanding during 2006. As of the filing date, in first quarter 2009, we repurchased 0.2 million shares of Class A Common Stock for $0.2 million, including transaction costs.

15. SEGMENT DATA:

During 2008, we reevaluated our organization and the nature of our business activities relevant to the divisions of our company and concluded that our view of our internal structure changed in a manner that caused us to disclose separately, our broadcast and other operating divisions activities. We determined that we have two reportable operating segments, "broadcast" and "other operating divisions" that are disclosed separately from our corporate activities. We have restated prior period information to reflect our new segments. We measure segment performance based on operating income (loss). Our broadcast segment includes stations in 35 markets located predominately in the eastern, mid-western and southern United States. Currently, our other operating divisions segment primarily earns revenues from information technology staffing, consulting and software development; transmitter manufacturing; sign design and fabrication; regional security alarm operating and bulk acquisitions; and real estate ventures. All of our other operating divisions are located within the United States. Corporate costs primarily include our costs to operate as a public company and to operate our corporate headquarters location. Corporate is not a reportable segment. We had approximately $118.1 million and $48.4 million of intercompany loans between the broadcast segment, operating divisions segment and corporate as of December 31, 2008 and 2007, respectively. We had $9.9 million, $2.9 million and $1.1 million in intercompany interest expense related to intercompany loans between the broadcast segment, other operating divisions segment and corporate for the years ended December 31, 2008, 2007 and 2006, respectively. All other intercompany transactions are immaterial.

Financial information for our operating segments is included in the following tables for the years ended December 31, 2008, 2007 and 2006 (in thousands):

For the year ended December 31, 2008	Broadcast	Other Operating Divisions	Corporate	Consolidated
Revenue	$ 699,040	$ 55,434	$ —	$ 754,474
Depreciation of property and equipment	41,947	844	1,974	44,765
Amortization of definite-lived intangible assets and other assets	17,063	1,277	—	18,340
Amortization of program contract costs and net realizable value adjustments	84,422	—	—	84,422
Impairment of goodwill and broadcast licenses	462,261	1,626	—	463,887
General and administrative overhead expenses	7,288	1,274	17,723	26,285
Interest expense	43,617	264	33,837	77,718
Operating loss	(258,889)	(9,456)	(20,114)	(288,459)
Loss from equity and cost method investments	—	(2,703)	—	(2,703)
Goodwill	820,800	3,388	—	824,188
Assets	1,582,325	206,759	27,593	1,816,677
Capital expenditures	22,830	2,282	57	25,169

For the year ended December 31, 2007		Broadcast		Other Operating Divisions		Corporate		Consolidated
Revenue	$	684,433	$	33,667	$	—	$	718,100
Depreciation of property and equipment		40,906		241		2,000		43,147
Amortization of definite-lived intangible assets and other assets		16,870		725		—		17,595
Amortization of program contract costs and net realizable value adjustments		96,436		—		—		96,436
General and administrative overhead expenses		6,254		761		17,319		24,334
Interest expense		66,636		532		28,698		95,866
Operating income (loss)		179,949		(1,083)		(19,696)		159,170
Income from equity and cost method investments		—		601		—		601
Goodwill		1,005,641		4,953		—		1,010,594
Assets		2,092,846		96,629		35,180		2,224,655
Capital expenditures		21,770		1,280		176		23,226

For the year ended December 31, 2006		Broadcast		Other Operating Divisions		Corporate		Consolidated
Revenue	$	681,612	$	24,610	$	—	$	706,222
Depreciation of property and equipment		43,131		79		2,109		45,319
Amortization of definite-lived intangible assets and other assets		17,529		—		—		17,529
Amortization of program contract costs and net realizable value adjustments		90,551		—		—		90,551
Impairment of goodwill		15,589		—		—		15,589
General and administrative overhead expenses		7,000		—		15,795		22,795
Interest expense		94,660		—		20,557		115,217
Operating income (loss)		176,769		338		(18,450)		158,657
Income from equity and cost method investments		—		6,338		—		6,338
Goodwill		1,005,642		1,626		—		1,007,268
Assets		2,220,547		29,659		21,374		2,271,580
Capital expenditures		16,415		138		370		16,923

16. FAIR VALUE MEASUREMENTS:

In the first quarter of 2008, we adopted FAS No. 157, *Fair Value Measurements for financial assets and liabilities* (FAS 157). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

FAS 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- *Level 3:* Unobservable inputs that reflect the reporting entity's own assumptions.

The carrying value and fair value of our notes, debentures, program contacts payable and non-cancelable commitments as of December 31, 2008 and 2007 were as follows (in thousands):

	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
8.0% Notes	$ 225,862	$ 170,744	$ 265,320	$ 269,349
6.0% Debentures	119,814	54,061	132,112	136,754
4.875% Notes	143,519	71,760	150,000	138,375
3.0% Notes	345,000	186,473	345,000	311,793
Program contracts payable	172,681	148,392	170,193	148,855
Non-cancelable commitments	99,274	75,044	117,310	92,387
Total fair value	$ 1,106,150	$ 706,474	$ 1,179,935	$ 1,097,513

Our notes and debentures payable are fair valued using Level 1 hierarchy inputs described above. The Bank Credit Agreement, Cunningham Term Loan and other operating divisions segment debt is not publicly traded on a market; therefore, it is not practicable for us to estimate their fair values.

Our estimates of program contracts payable and non-cancelable commitments for future program rights were based on future cash payments discounted at our current borrowing rate using Level 3 inputs described above.

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS:

Sinclair Television Group, Inc. (STG), a wholly-owned subsidiary of Sinclair Broadcast Group, Inc. (SBG), is the primary obligor under our existing Bank Credit Agreement, as amended and the 8.0% Senior Subordinated Notes, due 2012. Our Class A Common Stock, Class B Common Stock, the 6.0% Convertible Debentures, due 2012, the 4.875% Convertible Senior Notes, due 2018 and the 3.0% Convertible Senior Notes, due 2027 remain obligations or securities of SBG and are not obligations or securities of STG.

SBG, KDSM, LLC, a wholly-owned subsidiary of SBG, and STG's wholly-owned subsidiaries (guarantor subsidiaries), have fully and unconditionally guaranteed all of STG's obligations. Those guarantees are joint and several. There are certain contractual restrictions on the ability of SBG, STG or KDSM, LLC to obtain funds from their subsidiaries in the form of dividends or loans.

The following condensed consolidating financial statements present the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows of SBG, STG, KDSM, LLC and the guarantor subsidiaries, the direct and indirect non-guarantor subsidiaries of SBG and the eliminations necessary to arrive at our information on a consolidated basis. These statements are presented in accordance with the disclosure requirements under Securities and Exchange Commission Regulation S-X, Rule 3-10.

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2008
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 9,649	$ 227	$ 6,594	$ —	$ 16,470
Accounts and other receivables	4,719	135	100,272	9,658	(5,009)	109,775
Other current assets	741	1,419	68,728	6,827	(835)	76,880
Total current assets	5,460	11,203	169,227	23,079	(5,844)	203,125
Property and equipment, net	13,676	1,565	234,851	98,013	(11,141)	336,964
Investment in consolidated subsidiaries	573,923	976,418	—	—	(1,550,341)	—
Other long-term assets	68,834	171,238	29,632	71,441	(226,910)	114,235
Total other long-term assets	642,757	1,147,656	29,632	71,441	(1,777,251)	114,235
Acquired intangible assets	—	1,900	1,111,616	51,207	(2,370)	1,162,353
Total assets	$ 661,893	$ 1,162,324	$ 1,545,326	$ 243,740	$ (1,796,606)	$ 1,816,677
Accounts payable and accrued liabilities	$ 22,581	$ 12,197	$ 39,725	$ 57,556	$ (47,658)	$ 84,401
Current portion of long-term debt	3,550	26,250	2,479	38,469	(837)	69,911
Other current liabilities	—	—	93,372	651	—	94,023
Total current liabilities	26,131	38,447	135,576	96,676	(48,495)	248,335
Long-term debt	618,385	602,027	67,839	140,775	(122,841)	1,306,185
Other liabilities	52,337	536	365,708	4,923	(77,644)	345,860
Total liabilities	696,853	641,010	569,123	242,374	(248,980)	1,900,380
Common stock	810	—	10	761	(771)	810
Additional paid-in capital	588,399	689,503	821,337	140,693	(1,651,533)	588,399
(Accumulated deficit) retained earnings	(624,746)	(166,062)	156,801	(136,830)	101,420	(669,417)
Accumulated other comprehensive income (loss)	577	(2,127)	(1,945)	(3,258)	3,258	(3,495)
Total shareholders' (deficit) equity	(34,960)	521,314	976,203	1,366	(1,547,626)	(83,703)
Total liabilities and shareholders' (deficit) equity	$ 661,893	$ 1,162,324	$ 1,545,326	$ 243,740	$ (1,796,606)	$ 1,816,677

CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2007

(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Cash	$ —	$ 14,478	$ 2,599	$ 3,903	$ —	$ 20,980
Accounts and other receivables	3,258	21	133,429	10,969	(3,543)	144,134
Other current assets	2,005	6,508	60,621	5,092	(724)	73,502
Total current assets	5,263	21,007	196,649	19,964	(4,267)	238,616
Property and equipment, net	5,979	1,462	247,403	53,777	(24,070)	284,551
Investment in consolidated subsidiaries	872,910	1,349,054	—	—	(2,221,964)	—
Other long-term assets	48,899	101,721	35,682	27,519	(116,790)	97,031
Total other long-term assets	921,809	1,450,775	35,682	27,519	(2,338,754)	97,031
Acquired intangible assets	—	—	1,533,038	62,857	8,562	1,604,457
Total assets	$ 933,051	$ 1,473,244	$ 2,012,772	$ 164,117	$ (2,358,529)	$ 2,224,655
Accounts payable and accrued liabilities	$ 21,968	$ 10,039	$ 46,516	$ 52,152	$ (44,569)	$ 86,106
Current portion of long-term debt	1,462	5,000	2,798	38,022	(493)	46,789
Other current liabilities	—	—	92,144	207	—	92,351
Total current liabilities	23,430	15,039	141,458	90,381	(45,062)	225,246
Long-term debt	630,747	583,301	68,969	79,782	(65,239)	1,297,560
Other liabilities	11,906	22,307	451,984	2,267	(39,389)	449,075
Total liabilities	666,083	620,647	662,411	172,430	(149,690)	1,971,881
Common stock	873	—	10	762	(772)	873
Additional paid-in capital	614,155	543,295	1,005,266	88,370	(1,636,930)	614,156
(Accumulated deficit) retained earnings	(348,060)	310,673	345,645	(96,612)	(571,970)	(360,324)
Accumulated other comprehensive (loss) income	—	(1,371)	(560)	(833)	833	(1,931)
Total shareholders' equity	266,968	852,597	1,350,361	(8,313)	(2,208,839)	252,774
Total liabilities and shareholders' equity	$ 933,051	$ 1,473,244	$ 2,012,772	$ 164,117	$ (2,358,529)	$ 2,224,655

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 701,455	$ 65,970	$ (12,951)	$ 754,474
Program and production	—	1,002	167,043	219	(9,299)	158,965
Selling, general and administrative	18,147	6,429	133,650	4,631	(430)	162,427
Depreciation, amortization and other operating expenses	1,974	582	614,451	98,822	5,712	721,541
Total operating expenses	20,121	8,013	915,144	103,672	(4,017)	1,042,933
Operating loss	(20,121)	(8,013)	(213,689)	(37,702)	(8,934)	(288,459)
Equity (loss) of subsidiaries	(188,249)	(173,224)	—	—	361,473	—
Interest income	1,081	8,892	9	1,181	(10,420)	743
Interest expense	(33,837)	(34,374)	(6,886)	(15,098)	12,477	(77,718)
Other income (expense)	21,174	27,134	(39,654)	(1,939)	885	7,600
Total other expense	(199,831)	(171,572)	(46,531)	(15,856)	364,415	(69,375)
Income tax benefit	11,226	5,195	87,127	12,936	—	116,484
(Loss) income from discontinued operations, net of taxes	(358)	—	217	—	—	(141)
Net loss	$ (209,084)	$ (174,390)	$ (172,876)	$ (40,622)	$ 355,481	$ (241,491)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 686,891	$ 43,057	$ (11,848)	$ 718,100
Program and production	—	1,479	155,914	—	(8,686)	148,707
Selling, general and administrative	17,695	5,707	137,169	4,016	(227)	164,360
Depreciation, amortization and other operating expenses	2,000	372	208,806	36,905	(2,220)	245,863
Total operating expenses	19,695	7,558	501,889	40,921	(11,133)	558,930
Operating (loss) income	(19,695)	(7,558)	185,002	2,136	(715)	159,170
Equity in earnings of subsidiaries	46,861	86,030	—	—	(132,891)	—
Interest income (loss)	1,320	3,341	42	78	(2,553)	2,228
Interest expense	(28,698)	(57,911)	(6,332)	(7,727)	4,802	(95,866)
Other income (expense)	10,343	4,958	(39,318)	(797)	(1,503)	(26,317)
Total other income (expense)	29,826	36,418	(45,608)	(8,446)	(132,145)	(119,955)
Income tax benefit (provision)	14,313	20,580	(55,791)	2,098	—	(18,800)
Income from discontinued operations, net of taxes	—	—	1,219	—	—	1,219
Gain on disposal of discontinued operations, net of taxes	—	—	1,065	—	—	1,065
Net income (loss)	$ 24,444	$ 49,440	$ 85,887	$ (4,212)	$ (132,860)	$ 22,699

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
Net revenue	$ —	$ —	$ 683,969	$ 33,806	$ (11,553)	$ 706,222
Program and production	—	1,640	151,096	—	(8,500)	144,236
Selling, general and administrative	16,302	5,831	135,757	3,198	(298)	160,790
Depreciation, amortization and other operating expenses	2,109	507	214,720	27,190	(1,987)	242,539
Total operating expenses	18,411	7,978	501,573	30,388	(10,785)	547,565
Operating (loss) income	(18,411)	(7,978)	182,396	3,418	(768)	158,657
Equity in earnings of subsidiaries	64,073	94,123	—	—	(158,196)	—
Interest income	770	2,005	—	3	(770)	2,008
Interest expense	(20,577)	(86,633)	(5,612)	(5,435)	3,040	(115,217)
Other income (expense)	23,140	27,546	(39,844)	616	(1,815)	9,643
Total other income (expense)	67,406	37,041	(45,456)	(4,816)	(157,741)	(103,566)
Income tax benefit (provision)	5,237	30,097	(42,393)	470	—	(6,589)
Income from discontinued operations, net of taxes	—	—	3,701	—	—	3,701
Gain from sale of discontinued operations, net of taxes	—	—	1,774	—	—	1,774
Net income (loss)	$ 54,232	$ 59,160	$ 100,022	$ (928)	$ (158,509)	$ 53,977

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (24,010)	$ (2,756)	$ 243,822	$ (5,058)	$ (864)	$ 211,134
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(57)	(561)	(22,269)	(2,282)	—	(25,169)
Consolidation of variable interest entity	—	—	—	1,328	—	1,328
Purchase of alarm monitoring contracts	—	—	—	(7,675)	—	(7,675)
Payments for acquisition of television stations	—	(17,123)	—	—	—	(17,123)
Payment for acquisition of other operating divisions companies	—	—	—	(53,487)	—	(53,487)
Distributions from investments	860	—	—	715	—	1,575
Investments in equity and cost method investees	(6,244)	—	—	(35, 727)	—	(41,971)
Proceeds from the sale of assets	3	—	196	—	—	199
Loans to affiliates	(178)	—	—	—	—	(178)
Proceeds from loans to affiliates	179	—	—	—	—	179
Net cash flows used in investing activities	(5,437)	(17,684)	(22,073)	(97,128)	—	(142,322)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	257,173	—	17,470	—	274,643
Repayments of notes payable, commercial bank financing and capital leases	(24,778)	(216,608)	(207)	(14,004)	—	(255,597)
Repurchase of Class A Common Stock	(29,836)	—	—	—	—	(29,836)
Dividends paid on Class A and Class B Common Stock	(67,128)	—	—	—	445	(66,683)
Payments for deferred financing costs	—	—	—	(524)	—	(524)
Proceeds from derivative terminations	—	8,001	—	—	—	8,001
Repayments of notes and capital leases to affiliates	(722)	—	(2,604)	—	—	(3,326)
Increase (decrease) in intercompany payables	151,911	(32,955)	(221,310)	101,935	419	—
Net cash flows from (used in) financing activities	29,447	15,611	(224,121)	104,877	864	(73,322)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	—	(4,829)	(2,372)	2,691	—	(4,510)
CASH AND CASH EQUIVALENTS, beginning of period	—	14,478	2,599	3,903	—	20,980
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 9,649	$ 227	$ 6,594	$ —	$ 16,470

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES	$ (15,205)	$ (76,605)	$ 204,144	$ (2,546)	$ 36,426	$ 146,214
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(176)	(759)	(21,855)	(900)	464	(23,226)
Payment for acquisition of other operating divisions companies	—	—	—	(39,075)	—	(39,075)
Distributions from investments	583	—	—	—	—	583
Investments in equity and cost method investees	(111)	—	—	(16,273)	—	(16,384)
Proceeds from the sale of assets	—	—	693	3	—	696
Proceeds from the sale of broadcast assets related to discontinued operations	—	—	21,036	—	—	21,036
Loans to affiliates	(160)	—	—	—	—	(160)
Proceeds from loans to affiliates	157	—	—	—	—	157
Net cash flows from (used in) investing activities	293	(759)	(126)	(56,245)	464	(56,373)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	345,000	393,000	9	13,600	—	751,609
Repayments of notes payable, commercial bank financing and capital leases	(190)	(835,306)	(175)	(4,971)	—	(840,642)
Proceeds from exercise of stock options	13,379	—	—	—	—	13,379
Dividends paid on Class A and Class B Common Stock	(49,973)	—	—	—	483	(49,490)
Payments for deferred financing costs	(6,738)	(131)	—	(196)	—	(7,065)
Repayments of notes and capital leases to affiliates	(1,147)	—	(2,913)	—	—	(4,060)
(Decrease) increase in intercompany payables	(285,419)	472,027	(201,128)	51,893	(37,373)	—
Net cash flows from (used in) financing activities	14,912	29,590	(204,207)	60,326	(36,890)	(136,269)
NET INCREASE IN CASH AND CASH EQUIVALENTS	—	(47,774)	(189)	1,535	—	(46,428)
CASH AND CASH EQUIVALENTS, beginning of period	—	62,252	2,788	2,368	—	67,408
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 14,478	$ 2,599	$ 3,903	$ —	$ 20,980

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(In thousands)

	Sinclair Broadcast Group, Inc.	Sinclair Television Group, Inc.	Guarantor Subsidiaries and KDSM, LLC	Non-Guarantor Subsidiaries	Eliminations	Sinclair Consolidated
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	$ (136)	$ (55,270)	$ 206,391	$ 4,651	$ (363)	$ 155,273
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:						
Acquisition of property and equipment	(370)	(90)	(16,319)	(232)	88	(16,923)
Payment for acquisition of television stations	—	—	(1,710)	—	—	(1,710)
Investments in equity and cost method investees	(174)	—	(165)	—	—	(339)
Proceeds from the sale of assets	—	—	2,420	10	—	2,430
Proceeds from the sale of broadcast assets related to discontinued operations	—	—	1,400	—	—	1,400
Loans to affiliates	(143)	—	—	—	—	(143)
Proceeds from loans to affiliates	141	—	—	—	—	141
Net cash flows (used in) from investing activities	(546)	(90)	(14,374)	(222)	88	(15,144)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:						
Proceeds from notes payable, commercial bank financing and capital leases	—	75,000	—	—	—	75,000
Repayments of notes payable, commercial bank financing and capital leases	(7,220)	(106,172)	(183)	—	(789)	(114,364)
Proceeds from exercise of stock options	1,125	—	—	—	—	1,125
Dividends paid on Class A and Class B Common Stock	(36,062)	—	—	—	—	(36,062)
Payments for derivative termination	—	(3,750)	—	—	—	(3,750)
Repayments of notes and capital leases to affiliates	(1,037)	—	(3,288)	(634)	634	(4,325)
Increase (decrease) in intercompany payables	43,876	146,642	(187,896)	(3,052)	430	—
Net cash flows from (used in) financing activities	682	111,720	(191,367)	(3,686)	275	(82,376)
NET INCREASE IN CASH AND CASH EQUIVALENTS	—	56,360	650	743	—	57,753
CASH AND CASH EQUIVALENTS, beginning of period	—	5,892	2,138	1,625	—	9,655
CASH AND CASH EQUIVALENTS, end of period	$ —	$ 62,252	$ 2,788	$ 2,368	$ —	$ 67,408

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

(In thousands, except per share data)

For the Quarter Ended	03/31/08	06/30/08	09/30/08	12/31/08
Total revenues, net	$ 186,657	$ 193,615	$ 178,191	$ 196,011
Operating income (loss)	$ 46,218	$ 43,312	$ 37,402	$ (415,391)
Income (loss) from continuing operations	$ 16,544	$ 13,100	$ 11,693	$ (282,687)
(Loss) income from discontinued operations	$ (131)	$ 178	$ (38)	$ (150)
Net income (loss)	$ 16,413	$ 13,278	$ 11,655	$ (282,837)
Basic and diluted earnings (loss) per common share from continuing operations	$ 0.19	$ 0.15	$ 0.14	$ (3.53)
Basic and diluted earnings (loss) per common share	$ 0.19	$ 0.15	$ 0.14	$ (3.53)

For the Quarter Ended	03/31/07 (a)	06/30/07 (a)	09/30/07	12/31/07
Total revenues, net	$ 164,936	$ 178,396	$ 176,699	$ 198,069
Operating income	$ 37,586	$ 41,643	$ 32,934	$ 47,007
(Loss) income from continuing operations	$ (2,113)	$ 1,703	$ 9,577	$ 11,248
(Loss) income from discontinued operations	$ (276)	$ 494	$ 324	$ 677
Gain from sale of discontinued operations	$ —	$ —	$ —	$ 1,065
Net (loss) income	$ (2,389)	$ 2,197	$ 9,901	$ 12,990
Basic and diluted (loss) earnings per common share from continuing operations	$ (0.02)	$ 0.02	$ 0.11	$ 0.13
Basic and diluted earnings per common share from discontinued operations	$ —	$ 0.01	$ —	$ 0.02
Basic and diluted (loss) earnings per common share	$ (0.03)	$ 0.03	$ 0.11	$ 0.15

(a) Results previously reported in our Form 10-Q's for 2007 have been restated to reflect discontinued operations related to the sale of WGGB-TV in Springfield, Massachusetts.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Stock is listed for trading on the NASDAQ stock market under the symbol SBGI. Our Class B Common Stock is not traded on a public trading market or quotation system. The following tables set forth for the periods indicated the high and low closing sales prices on the NASDAQ stock market for our Class A Common Stock.

2008	High		Low	
First Quarter	$	10.62	$	7.78
Second Quarter	$	9.90	$	7.60
Third Quarter	$	7.80	$	4.96
Fourth Quarter	$	5.27	$	1.97

2007	High		Low	
First Quarter	$	15.65	$	10.73
Second Quarter	$	17.50	$	14.15
Third Quarter	$	15.07	$	11.44
Fourth Quarter	$	13.18	$	8.21

As of February 26, 2009, there were approximately 90 shareholders of record of our common stock. This number does not include beneficial owners holding shares through nominee names.

Dividend Policy

We believe our operating cash flow and availability on our revolver would have enabled us to continue paying our current quarterly dividend throughout 2009, however in February 2009, we decided it was prudent to suspend the dividend due to the current negative economic climate. Future dividends on our common shares, if any, will be at the discretion of our Board of Directors and will depend on several factors including our results of operations, cash requirements and surplus, financial condition, covenant restrictions and other factors that the Board of Directors may deem relevant. Our Bank Credit Agreement and some of our subordinated debt instruments have general restrictions on the amount of dividends that may be paid. Under the indentures governing our 8.0% Senior Subordinated Notes, due 2012, we are restricted from paying dividends on our common stock unless certain specified conditions are satisfied, including that:

- no event of default then exists under the indenture or certain other specified agreements relating to our indebtedness; and
- after taking account of the dividend, we are within certain restricted payment requirements contained in the indenture.

In addition, under certain of our senior unsecured debt, the payment of dividends is not permissible during a default thereunder.

Our dividend paid during 2008 of 20 cents per share per quarter and during 2007 of 15 cents per share per quarter, except for the fourth quarter dividend of 17.5 cents per share, was not in excess of any applicable restrictions or conditions contained within the indentures of our various senior subordinated notes and our Bank Credit Agreement.

During 2007, the Board of Directors voted to increase the dividend twice. On February 14, 2007, we announced that our Board of Directors approved an increase to our annual dividend to 60 cents per share from 50 cents per share. On October 31, 2007, we announced that our Board of Directors approved an increase to our annual dividend to 70 cents per share from 60 cents per share. On February 6, 2008, we announced that our Board of Directors approved an increase to our annual dividend to 80 cents per share from 70 cents per share. The 2008 and 2007 dividends declared were as follows:

For the quarter ended	Quarterly Dividend Per Share	Annual Dividend Per Share	Date dividends were paid
March 31, 2008	$ 0.200	$ 0.800	April 14, 2008
June 30, 2008	$ 0.200	$ 0.800	July 14, 2008
September 30, 2008	$ 0.200	$ 0.800	October 10, 2008
December 31, 2008	$ 0.200	$ 0.800	January 12, 2009

For the quarter ended	Quarterly Dividend Per Share	Annual Dividend Per Share	Date dividends were paid
March 31, 2007	$ 0.150	$ 0.600	April 12, 2007
June 30, 2007	$ 0.150	$ 0.600	July 12, 2007
September 30, 2007	$ 0.150	$ 0.600	October 11, 2007
December 31, 2007	$ 0.175	$ 0.700	January 14, 2008

Issuer Purchases of Equity Securities

The following table summarizes repurchases of our stock in the quarter ended December 31, 2008:

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share	Total Number of Shares Purchased as a Part of a Publicly Announced Program	Approximate Dollar Value of Shares That May Yet Be Purchased Under The Program (in millions)
Class A Common Stock: (b)				
10/01/08 – 10/31/08	3,750,601	$ 3.45	3,750,601	$ 120.7
11/01/08 – 11/30/08	230,564	$ 2.37	230,564	$ 120.1
12/01/08 – 12/31/08	—	$ —	—	$ —

(a) All repurchases were made in open-market transactions.

(b) On October 28, 1999, we announced a share repurchase program. On February 5, 2008, the Board of Directors renewed its authorization to repurchase up to $150.0 million of our Class A Common Stock. There is no expiration date for this program and currently, management has no plans to terminate this program.

During the fourth quarter of 2008 we repurchased, in the open market, $1.0 million face value of our existing 8.0% Senior Subordinated Notes, due 2012 (the 8.0% Notes), $6.1 million face value of our 6.0% Convertible Debentures, due 2012 (the 6.0% Debentures) and $6.5 million face value of our 4.875% Convertible Senior Notes, due 2018 (the 4.875% Notes). The Board of Directors has approved all debt redemptions.

Comparative Stock Performance

The following line graph compares the yearly percentage change in the cumulative total shareholder return on our Class A Common Stock with the cumulative total return of the NASDAQ Stock Market Index and the cumulative total return of the NASDAQ Telecommunications Stock Market Index (an index containing performance data of radio, telephone, telegraph, television and cable television companies) from December 31, 2003 through December 31, 2008. The performance graph assumes that an investment of $100 was made in the Class A Common Stock and in each Index on December 31, 2003 and that all dividends were reinvested. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the measurement period.

Company/Index/Market	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	**12/31/08**
Sinclair Broadcast Group, Inc.	100.00	62.01	64.06	76.99	63.45	**27.98**
NASDAQ Telecommunications Index	100.00	110.08	112.88	126.51	138.13	**80.47**
NASDAQ Market Index-U.S.	100.00	106.64	103.00	131.01	134.97	**78.22**

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Sinclair Broadcast Group, Inc., The NASDAQ Composite Index
And The NASDAQ Telecommunications Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
12/04
12/05
12/06
12/07
12/08
Sinclair Broadcast Group, Inc.
NASDAQ Composite
NASDAQ Telecommunications

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.
Fiscal year ending December 31.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders of Sinclair Broadcast Group, Inc.

We have audited the accompanying consolidated balance sheets of Sinclair Broadcast Group, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' (deficit) equity and other comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sinclair Broadcast Group, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 of the notes to the consolidated financial statements, the Company adopted the recognition and measurement provisions of the Financial Accounting Standards Board's Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, on January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sinclair Broadcast Group, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Baltimore, Maryland
March 3, 2009

GROUP MANAGERS

Terry Cole
Cedar Rapids, Iowa; Portland-Auburn, Maine

Neal Davis
Peoria-Bloomington, Illinois; Raleigh-Durham (Fayetteville), North Carolina

William J. Fanshawe
Baltimore, Maryland; Cincinnati, Ohio; Lexington, Kentucky; Norfolk-Portsmouth-Newport News, Virginia; Richmond, Virginia; Rochester, New York

David Ford
Madison, Wisconsin; Milwaukee, Wisconsin

Alan B. Frank
Buffalo, New York; Charleston-Huntington, West Virginia; Pittsburgh, Pennsylvania; San Antonio, Texas

Joseph A. Koff
Charleston, South Carolina; Greensboro-Highpoint-Winston-Salem, North Carolina; Oklahoma City, Oklahoma

Steve Mann
Birmingham (Anniston & Tuscaloosa), Alabama; Nashville, Tennessee

Daniel P. Mellon
Columbus, Ohio; Dayton, Ohio; Mobile, Alabama-Pensacola (Ft. Walton Beach), Florida; Portland-Auburn, Maine

Julie Nelson
Tallahassee-Thomasville, Florida; Tampa-St. Petersburg (Sarasota), Florida

Aaron Olander
Flint-Saginaw-Bay City, Michigan; Syracuse, New York

Thomas L. Tipton
Champaign & Springfield-Decatur, Illinois; Paducah-Harrisburg, Kentucky-Cape Girardeau, Missouri; St. Louis, Missouri

Robert D. Weisbord
Las Vegas, Nevada; Minneapolis-St. Paul, Minnesota

GENERAL MANAGERS

Michael C. Brickey
Lexington, Kentucky

John V. Connors
Greenville-Spartanburg-Anderson, South Carolina-Asheville, North Carolina

Harold Cooper
Charleston-Huntington, West Virginia

Dean Ditmer
Dayton, Ohio

William L. Evans
Cedar Rapids-Waterloo-Iowa City & Dubuque, Iowa

Bebe T. Francis
Tallahassee-Thomasville, Florida

Steven Genett
Richmond, Virginia

John Hummel
Flint-Saginaw-Bay City, Michigan

Ronald Inman
Greensboro-Highpoint-Winston-Salem, North Carolina

Kerry Johnson
Madison, Wisconsin

Jonathan P. Lawhead
Cincinnati, Ohio

Jay C. Lowe
Birmingham (Anniston & Tuscaloosa), Alabama

Nick Magnini
Buffalo, New York

Tim Mathis
Champaign & Springfield-Decatur, Illinois

John Rossi
Oklahoma City, Oklahoma

Bill Scaffide
Norfolk-Portsmouth-Newport News, Virginia

John Seabers
San Antonio, Texas

Allison Taylor
Charleston, South Carolina

Joe Tracy
Minneapolis-St. Paul, Minnesota

Mike Wilson
Des Moines-Ames, Iowa

Sinclair Broadcast Group, Inc.

David D. Smith
President and Chief Executive Officer

Frederick G. Smith
Vice President

J. Duncan Smith
Vice President

David B. Amy
Executive Vice President, Chief Financial Officer

David R. Bochenek
Vice President, Chief Accounting Officer

Barry M. Faber
Executive Vice President, General Counsel

Nathaniel S. Ostroff
Vice President, New Technology

Lucy A. Rutishauser
Vice President, Corporate Finance & Treasurer

Donald H. Thompson
Vice President, Human Resources

Thomas I. Waters, III
Vice President, Purchasing

W. Gary Dorsch
President, Keyser Capital, LLC

Lawrence M. Fiorino
Founder & Chief Executive Officer, G1440 Holdings, Inc.

Nathaniel S. Ostroff
Chairman & Chief Executive Officer, Acrodyne Communiations, Inc.

David D. Smith
Chairman of the Board, President & Chief Executive Officer

Frederick G. Smith
Vice President

J. Duncan Smith
Vice President, Secretary

Robert E. Smith
Director

Daniel C. Keith
President & Founder of the Cavanaugh Group, Inc.

Martin R. Leader
Retired Partner, Shaw Pittman LLP

Lawrence E. McCanna
Managing Partner, Gross, Mendelsohn & Associates, P.A.

Basil A. Thomas
Director
Thomas & Libowitz, P.A.

Steven M. Marks
Vice President, Chief Operating Officer

M. William Butler
Vice President, Programming and Promotions

Robert F. Malandra
Vice President, Finance Television

Delbert R. Parks III
Vice President, Engineering and Operations

Darren J. Shapiro
Vice President, New Business Sales

Gregg L. Siegel
Vice President, National Sales

Jeffrey W. Sleete
Vice President, Marketing

The Annual Meeting of Stockholders will be held at Sinclair Broadcast Group's Corporate Offices,
10706 Beaver Dam Road
Hunt Valley, MD 21030
Thursday, June 4, 2009 at 10:00am.

PricewaterhouseCoopers, LLP
100 East Pratt Street
Suite 1900
Baltimore, MD 21202-1096

Questions regarding stock certificates, change of address, or other stock transfer account matters may be directed to:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Ave.
Brooklyn, NY 11219
Toll Free: 1-800-937-5449
Email: info@amstock.com
Website: www.amstock.com

A copy of the Company's 2008 Form 10-K, as filed with the Securities and Exchange Commission, is available at no charge on the Company's website www.sbgi.net or upon written request to:

Lucy A. Rutishauser
VP, Corporate Finance & Treasurer
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030
410-568-1500 or
E-mail: investor@sbgi.net

The Company's Class A Common Stock trades on the Nasdaq Global Select Market tier of the Nasdaq℠ Stock Market under the symbol SBGI.

SBG

SINCLAIR BROADCAST GROUP